SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter International Inc. and Subsidiaries
Incentive Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter International Inc.
and Subsidiaries
Incentive Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Index
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of
the Baxter International Inc. and Subsidiaries Incentive Investment Plan
Deerfield, Illinois
We have audited the accompanying statement of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2010

Prior Auditor’s Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of
the Baxter International Inc. and Subsidiaries Incentive Investment Plan
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) at December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
June 26, 2009

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments
Cash and cash equivalents	$47,549,498	$66,961,790
Common stock (including securities on loan of $29,596,347 in 2009 and $18,399,870 in 2008)	437,851,778	340,479,494
U.S. government and government agency issues (including securities on loan of $8,557,513 in 2009 and $1,290,325 in 2008)	14,705,865	14,829,298
Corporate and other obligations (including securities on loan of $5,281,686 in 2009 and $2,432,308 in 2008)	38,839,798	39,195,637
Commingled funds	306,140,112	212,980,228
Registered investment companies	121,035,667	59,457,424
Participant loans	35,784,824	31,325,947
Synthetic guaranteed investment contracts (including securities on loan of $175,467,810 in 2009 and $82,975,181 in 2008)	660,399,728	659,502,094
Collateral held on loaned securities	220,811,947	99,545,271

Total investments at fair value	1,883,119,217	1,524,277,183

Receivables
Sponsor contributions	13,239,234	9,752,268
Accrued interest and dividends	1,798,050	1,962,089
Due from brokers for securities sold	614,243	39,577

	15,651,527	11,753,934

Total assets	1,898,770,744	1,536,031,117

Liabilities
Accounts payable	2,219,225	2,203,915
Due to brokers for securities purchased	1,535,362	689,464
Collateral to be paid on loaned securities	224,368,108	107,838,014

Total liabilities	228,122,695	110,731,393

Net assets available for benefits, reflecting investments at fair value	1,670,648,049	1,425,299,724
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,199,119)	(26,014,601)

Net assets available for benefits	$1,665,448,930	$1,399,285,123

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008

Additions (reductions) to net assets attributed to
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$181,972,026	$(339,546,642)
Interest	26,343,333	37,416,536
Dividends	9,259,422	9,723,969
Participant loan interest	2,099,189	2,353,627

Net investment income (loss)	219,673,970	(290,052,510)

Contributions
Sponsor	53,011,931	45,653,065
Participant	85,388,652	80,374,823

	138,400,583	126,027,888

Net additions (reductions)	358,074,553	(164,024,622)

Deductions from net assets attributed to
Benefits paid	87,120,929	110,153,382
Plan expenses	4,789,817	4,832,134

Total deductions	91,910,746	114,985,516

Net increase (decrease)	266,163,807	(279,010,138)
Net assets available for benefits
Beginning of year	1,399,285,123	1,678,295,261

End of year	$1,665,448,930	$1,399,285,123

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions of up to 50% of their eligible annual compensation within certain limitations. Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Plan sponsor, Baxter International Inc. (Baxter or the Company), matches participant contributions up to a maximum of 3.5% of the employee’s compensation. Participant contributions and Plan sponsor matching contributions are fully vested and nonforfeitable at all times. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan. The additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at variable rates as outlined in the Plan agreement.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions to any of 18 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund, ten different Target Retirement Funds and the Self-Managed Fund. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Issued But Not Yet Effective Accounting Standard
In January 2010, the Financial Accounting Standards Board (FASB) issued a new accounting standard to improve disclosures with respect to fair value measurements, primarily related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. This standard will be effective for reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The disclosures required by this standard will be included in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011.

New Accounting Standard
In April 2009, the FASB issued a new accounting standard related to estimating fair value when the volume and level of activity for an investment has significantly decreased. This standard also requires enhanced disclosures regarding the major security types of equity and debt securities and was effective for the Plan reporting period ending December 31, 2009. The Plan’s adoption of this standard did not have an impact on the net assets available for benefits. Refer to Note 5 for disclosures related to this standard.

In September 2009, the FASB issued a new accounting standard related to the valuation of investments in certain entities that calculate net asset value per share. This standard provides a practical expedient for measuring the fair values of Plan investments in entities that calculate a net asset value per share (such as commingled investments). This standard also requires enhanced disclosures regarding the attributes of certain investments, including the nature of any restrictions and the investment objectives, and was effective for the Plan reporting period ending December 31, 2009. The Plan’s adoption of this standard did not have an impact on the net assets available for benefits. Refer to valuation of investments and collateral below for disclosures related to this standard.

Valuation of Investments and Collateral The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national and international securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 6 for amounts invested in each of these funds.

Registered investment companies	Value based upon the last reported sale price from a national security exchange on the valuation date.

Participant loans	Value based on outstanding principal balance plus accrued interest, which approximates fair value.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment fund (Quality D Short-Term Investment Fund) where the collateral is invested. This fund primarily invests in cash and cash equivalents and asset-backed securities, and is utilized for the investment of cash collateral generated by the securities lending program in which the Plan and Trustee participate. At December 31, 2009, the maturity dates of these securities were less than 90 days. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.
Income Recognition
Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

The financial statements reflect the net appreciation or depreciation in the fair value of the Plan’s investments. This net appreciation or depreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.
Synthetic Guaranteed Investment Contracts
The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, corporate and other obligations, and registered investment companies.
The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair values of the wrapper contracts were $1,668,018 and $1,478,751 at December 31, 2009 and 2008, respectively.
While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $655,200,609 and $633,487,493 at December 31, 2009 and 2008, respectively.
The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 4.2% and (0.18)% at December 31, 2009 and 2008, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 4.1% and 4.82%, respectively, for the years ended December 31, 2009 and 2008. The credit ratings for Aegon Institutional Markets were AA- and AA at December 31, 2009 and December 31, 2008, respectively, and the credit ratings for Bank of America N.A. were A+ and AA- at December 31, 2009 and December 31, 2008, respectively.
Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.
The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.
Other
Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.
Risks and Uncertainties
The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.
Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:
A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.
4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:
•	Level 1 — Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table summarizes the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$47,549,498	$—	$47,549,498	$—
Common stock:
Healthcare	221,596,118	221,596,118	—	—
Information technology	53,234,217	53,234,217	—	—
Financial services	43,116,528	43,116,528	—	—
Consumer products	34,181,956	34,181,956	—	—
Industrial services and materials	29,168,425	29,168,425	—	—
Energy	28,961,600	28,961,600	—	—
Other	27,592,934	27,592,934	—	—

Total common stock	437,851,778	437,851,778	—	—

U.S. government and government agency issues	14,705,865	—	14,705,865	—
Corporate and other obligations	38,839,798	—	38,839,798	—
Commingled funds	306,140,112	—	306,140,112	—
Registered investment companies:
Target retirement funds	107,452,761	107,452,761	—	—
Self-managed funds	13,582,906	13,582,906	—	—

Total registered investment companies	121,035,667	121,035,667	—	—

Participant loans	35,784,824	—	—	35,784,824
Synthetic guaranteed investment contracts:
Corporate and other obligations	300,237,199	—	300,237,199	—
U.S. government and government agency issues	285,792,869	—	285,792,869	—
Cash and cash equivalents	41,828,642	—	41,828,642	—
Registered investment companies	30,483,586	30,483,586	—	—
Wrapper contracts	1,668,018	—	—	1,668,018
Other	389,414	—	389,414	—

Total synthetic guaranteed investment contracts	660,399,728	30,483,586	628,248,124	1,668,018

Collateral held on loaned securities	220,811,947	—	200,811,947	—

Total assets	$1,883,119,217	$589,371,031	$1,256,295,344	$37,452,842

Liability
Collateral to be paid on loaned securities	$224,368,108	$30,459,249	$193,908,859	$—

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table summarizes the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$66,961,790	$—	$66,961,790	$—
Common stock	340,479,494	340,479,494	—	—
U.S. government and government agency issues	14,829,298	—	14,829,298	—
Corporate and other obligations	39,195,637	—	39,195,637	—
Commingled funds	212,980,228	—	212,980,228	—
Registered investment companies	59,457,424	59,457,424	—	—
Participant loans	31,325,947	—	—	31,325,947
Synthetic guaranteed investment contracts	659,502,094	42,757,944	615,265,399	1,478,751
Collateral held on loaned securities	99,545,271	—	99,545,271	—

Total assets	$1,524,277,183	$442,694,862	$1,048,777,623	$32,804,698

Liability
Collateral to be paid on loaned securities	$107,838,014	$18,467,870	$89,370,144	$—

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

	Participant	Wrapper
	Loans	Contracts

Balance at December 31, 2007	$29,686,366	$—
Unrealized gains	—	1,478,751
Purchases, sales, issuances and settlements (net)	1,639,581	—

Balance at December 31, 2008	$31,325,947	$1,478,751

Unrealized gains	—	189,267
Purchases, sales, issuances and settlements (net)	4,458,877	—

Balance at December 31, 2009	$35,784,824	$1,668,018

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Baxter common stock, 2,933,075 shares and 2,994,818 shares at December 31, 2009 and 2008, respectively	$172,112,858	$160,492,320
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	152,285,488	112,007,447
SSgA International EAFE Equity Index Fund	93,424,087	*
State Street Bank Short-Term Investment Fund	*	79,735,100
State Street Bank Quality D Short-Term Investment Fund (Collateral held on loaned securities)	220,811,947	99,545,271

* Does not meet 5% threshold.
Investments as of December 31, 2009 and 2008 are segregated into various investment fund options as follows:

	2009	2008

Cash (available for investment)	$6,719,155	$5,596,164
Stable Income Fund	682,022,055	701,010,677
Baxter Common Stock Fund	174,258,550	163,038,527
Composite Fund	141,894,896	105,989,479
General Equity Fund	148,831,025	108,085,903
Cardinal Health Common Stock Fund	4,809,280	5,410,042
SSgA S&P 500 Flagship Fund	152,285,488	112,188,634
SSgA International EAFE Equity Index Fund	93,468,012	59,492,812
Edwards Lifesciences Common Stock Fund	13,974,606	9,747,177
SSgA Small Cap Fund	60,430,537	41,479,969
Self-Managed Fund	40,376,081	31,764,148
Target Retirement Funds	107,452,761	49,602,433
Participant loans	35,784,824	31,325,947
Collateral held on loaned securities	220,811,947	99,545,271

Total investments at fair value	1,883,119,217	1,524,277,183
Adjustment from fair value to contract value for Stable Income Fund	(5,199,119)	(26,014,601)

Total investments	$1,877,920,098	$1,498,262,582

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2009	2008

Baxter common stock	$16,645,083	$(13,221,835)
Other common stock	65,810,071	(137,322,856)
U.S. government and government agency issues	100,929	361,524
Corporate and other obligations	7,563,830	(11,579,043)
Commingled funds	66,494,910	(142,670,970)
Registered investment companies	20,620,621	(26,820,719)
Collateral held on loaned securities	4,736,582	(8,292,743)

	$181,972,026	$(339,546,642)

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2009 and 2008, the Plan had securities on loan with a fair market value of $218,903,356 and $105,097,684, respectively, with cash collateral received of $224,368,108 and $107,838,014, respectively. Cash collateral was invested in a short-term commingled investment fund as of December 31, 2009 and 2008. While as of December 31, 2009 and December 31, 2008 this fund was transacting on a dollar-for-dollar basis, the net asset value of the fund’s underlying securities was $0.9842 and $0.9231, respectively, per unit. As a result of this increase, an unrealized gain of $4,736,582 is reflected in the 2009 Statement of Changes in Net Assets Available for Benefits compared with an unrealized loss of $8,292,743 reported in 2008. As of December 31, 2009 and 2008, the cash collateral received is reflected at its fair value of $220,811,947 and $99,545,271, respectively, in the 2009 and 2008 Statements of Net Assets Available for Benefits.

Non-cash collateral of $6,239,380 received for securities on loan at December 31, 2009 consisted of U.S. government and government agency issues held by the Trustee on behalf of the Plan. The Plan did not hold any non-cash collateral at December 31, 2008. Non-cash collateral is not included with the collateral balance on the 2009 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $36,172 and $1,225,085 for 2009 and 2008, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated July 19, 2006 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2009 and 2008, the Plan held units of participation in certain commingled funds, shares of common stock, units of registered investment companies, and short-term investment funds of State Street Bank and Trust Company, the Plan trustee; shares of common stock and bonds of Baxter, the Plan sponsor; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; units of registered investment companies managed by Loomis Sayles, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Aegon Institutional Markets, issuer of the Plan’s fully benefit-responsive contracts; and units of registered investment companies in various affiliates of ING Institutional Plan Services, LLC, the recordkeeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan-related expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Identity of Issue	Description of Investment	Cost (1)	Current Value
Cash and Cash Equivalents:

* SSgA Money Market Fund	Short-Term Investment Fund	—	8,262,647
* State Street Bank & Trust Co	Short-Term Investment Fund	—	39,286,851

Cash and cash equivalents			$47,549,498

** Common Stock:

3COM Corp	Common Stock	—	1,500
3Dicon Corp	Common Stock	—	30
3M Company N/C from 604059105	Common Stock	—	29,010
3Par Inc Com	Common Stock	—	11,850
8x8 Inc New N/C from 64111f108	Common Stock	—	1,500
A Power Energy Generation System Ltd Com	Common Stock	—	18,290
ABB Ltd Sponsored Adr	Common Stock	—	18,182
Abbott Laboratories	Common Stock	—	70,196
Abbott Labs	Common Stock	—	1,227,891
Access Pharmaceuticals Inc Com	Common Stock	—	26,139
Ace Limited	Common Stock	—	214,298
Acorda Therapeutics Inc Cdt	Common Stock	—	2,520
Activision Blizzard Inc Com	Common Stock	—	14,443
Adaptive Broadband Corp	Common Stock	—	9
Adc Telecommunicatns Inc Com New	Common Stock	—	882
Adeona Pharmaceuticals Inc Com	Common Stock	—	1,260
Adept Technology Inc Com New	Common Stock	—	1,646
Adobe Sys Inc	Common Stock	—	5,076
Adolor Corp	Common Stock	—	730
Advanced Micro Devices Inc	Common Stock	—	18,392
Advansource Biomaterials Corp Com	Common Stock	—	140
Advanta Corp Cl B	Common Stock	—	85
Advantage Oil & Gas Ltd Com Npv	Common Stock	—	1,630
Adventrx Pharmaceuticals Inc	Common Stock	—	5,180
Aes Corp	Common Stock	—	1,045,002
Aetna Inc	Common Stock	—	830,661
Affymetrix Inc	Common Stock	—	5,840
Aflac Inc	Common Stock	—	6,968
Agilysys Inc Com	Common Stock	—	470
Agnico Eagle Mines Ltd	Common Stock	—	73,863
Air Prods + Chems Inc	Common Stock	—	2,941,651
AK Steel Hldg Corp	Common Stock	—	4,270
AK Stl Hldg Corp	Common Stock	—	422,227
Akamai Technologies Inc	Common Stock	—	1,419
Aksys Ltd	Common Stock	—	1
Alcatel Lucent Spon Adr	Common Stock	—	19,160
Alcoa Inc	Common Stock	—	20,861
Alcon Inc	Common Stock	—	7,540,605
Alexco Resource Corp Com I	Common Stock	—	11,280
ALJ Regl Hldgs Inc Com	Common Stock	—	290

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Alkermes Inc	Common Stock	—	4,705
Allegheny Tech Inc	Common Stock	—	4,522
Alliance Pharmaceutical Corp Com New	Common Stock	—	23
Alliance Resource Partners LP Unit Ltd Partner Int	Common Stock	—	14,126
Allied Irish Banks Plc Adr	Common Stock	—	695
Allos Therapeutics Inc	Common Stock	—	16,450
Allscripts Healthcare Solutions Inc Com	Common Stock	—	14,464
Almaden Minerals Ltd	Common Stock	—	5,250
Alnylam Pharmaceuticals Inc	Common Stock	—	1,762
Alon USA Energy Inc Com	Common Stock	—	3,762
Alpha Nat Res Inc	Common Stock	—	4,685
Altair Nanotech Inc Com	Common Stock	—	880
Altria Group Inc	Common Stock	—	570,671
Altria Group Inc	Common Stock	—	67,979
Aluminum Corp China Ltd Spon Adr Repstg H Shs	Common Stock	—	463
Alvarion Ltd N/C From M20385106	Common Stock	—	1,870
Amazon.Com Inc	Common Stock	—	984,322
Amazon.Com Inc	Common Stock	—	8,744
Ambac Finl Group Inc Frmly Ambac Inc	Common Stock	—	4,187
Amdocs Ltd Ord	Common Stock	—	5,706
American Cap Agy Corp Com	Common Stock	—	2,654
American Cap Ltd Com	Common Stock	—	8,738
American Elec Pwr Co	Common Stock	—	17,395
American Express Co	Common Stock	—	7,077
American Intl Group Inc	Common Stock	—	54,354
American Lithium Minerals Inc Com	Common Stock	—	17,850
American Oriental Bioengineering Inc	Common Stock	—	3,260
AMerigas Partners L P Uts Rpstg Com Ltd	Common Stock	—	7,079
Ameriprise Finl Inc	Common Stock	—	621,855
Amgen Inc	Common Stock	—	64,603
Amr Corp Del	Common Stock	—	36,331
Amrep Corp New Frmly Old	Common Stock	—	548
Amylin Pharm Inc	Common Stock	—	7,592
Anadarko Pete Corp	Common Stock	—	3,121
Andrea Electronics Corp Frmly Andrea Radio Corp	Common Stock	—	47
Annaly Mortgage Management Inc	Common Stock	—	29,337
Antigenics Inc Del	Common Stock	—	80
AOL Inc	Common Stock	—	119,284
AOL Inc Com	Common Stock	—	1,024
Apache Corp	Common Stock	—	601,899
Apache Corp	Common Stock	—	11,260
Apollo Group Inc	Common Stock	—	1,162,116
Apollo Group Inc	Common Stock	—	3,635
Apollo Invt Corp Com Sh Ben Int	Common Stock	—	18,995
Apple Computer Inc	Common Stock	—	1,322,765
Apple Inc	Common Stock	—	8,524,653
Applied Materials Inc	Common Stock	—	7,109
Applied Micro Circuits Corp Com New	Common Stock	—	134
Aqua America Inc	Common Stock	—	1,915

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	Aradigm Corp Com New	Common Stock	—	501
	Arcelormittal Sa Luxembour	Common Stock	—	257,860
	Arch Coal Inc	Common Stock	—	2,284
	Archer Daniels Midland	Common Stock	—	23,369
	Archer Daniels Midland Co	Common Stock	—	897,841
	Arena Pharmaceuticals Inc	Common Stock	—	7,313
	Ariad Pharmaceutical Inc	Common Stock	—	10,385
	Artificial Life Inc	Common Stock	—	950
	Asianinfo Hldgs Inc	Common Stock	—	3,045
	Assurant Inc	Common Stock	—	2,955
	Assured Guaranty Ltd Shs	Common Stock	—	29,051
	Astrazeneca Plc- Spons Adr	Common Stock	—	2,112
	AT&T Inc Com	Common Stock	—	62,052
	AT&T Inc	Common Stock	—	2,771,671
	ATP Oil & Gas Corp	Common Stock	—	219,360
	Atsi Communications Inc Com New	Common Stock	—	50
	Atwood Oceanics Inc	Common Stock	—	3,585
	Audiocodes Ltd	Common Stock	—	506
	Aurizon Mines Ltd	Common Stock	—	9,000
	Autodesk Inc	Common Stock	—	788
	Automatic Data Processing Inc	Common Stock	—	22,744
	Avanir Pharmaceuticals Cl A New	Common Stock	—	361
	Avi Biopharma Inc	Common Stock	—	438
	Avis Budget Group Inc Common	Common Stock	—	656
	Backweb Technologies Ltd	Common Stock	—	132
	Baidu Com Inc Spon Adr Restg Ord Shs Cl A	Common Stock	—	63,741
	Baker Hughes Inc	Common Stock	—	1,156,796
	Banco Santander Sa Adr	Common Stock	—	5,031
	Bank Fla Corp Naples Com	Common Stock	—	34,901
	Bank New York Mellon Corp	Common Stock	—	5,630
*	Bank of America Corp	Common Stock	—	628,979
*	Bank of America Corp	Common Stock	—	1,155,594
*	Bank of America Corp	Common Stock	—	836,912
*	Bank of America Corp	Common Stock	—	1,005,188
	Bard C R Inc	Common Stock	—	62,320
	Barnes and Noble Inc	Common Stock	—	954
*	Baxter Intl Inc	Common Stock	—	171,740,440
*	Baxter Intl Inc	Common Stock	—	372,418
	Bayer Ag Sponsored Adr	Common Stock	—	20,736
	BB&T Corp	Common Stock	—	529,324
	Beacon Pwr Corp Com	Common Stock	—	8,910
	Beazer Homes USA Inc	Common Stock	—	7,260
	Benchmark Electrs Inc Com	Common Stock	—	2,269
	Berkshire Hathaway Inc Del CL A	Common Stock	—	297,600
	Berkshire Hathaway Inc Del CL B	Common Stock	—	256,308
	Berkshire Hathaway Inc Del	Common Stock	—	980,912
	Best Buy Inc	Common Stock	—	21,049
	BHP Billiton Ltd Spon Adr	Common Stock	—	107,212
	Bio Key Intl Inc	Common Stock	—	1,185

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Bioelectronics Corp	Common Stock	—	12,188
Biogen Idec Inc	Common Stock	—	26,750
Biomedical Technology Solutions Hldgs Inc Com	Common Stock	—	43
Biomerica Inc	Common Stock	—	5,740
Bionovo Inc	Common Stock	—	3,951
Biosante Pharmaceuticals Inc Com New	Common Stock	—	194
Bizauctions Inc Com	Common Stock	—	250
Black Box Corp	Common Stock	—	1,417
Black Hills Corp	Common Stock	—	2,929
Blackrock Divid Achievers Tm Tr Com	Common Stock	—	9,420
Blackrock Energy & Res Tr Com	Common Stock	—	12,815
Blackrock Intl Growth & Income Tr Com	Common Stock	—	11,560
Blackstone Group LP Com Unit Repstg	Common Stock	—	47,157
Blackstone Group LP	Common Stock	—	2,213,255
Blavod Extreme Spirits Ord	Common Stock	—	178
Block (H&R) Inc	Common Stock	—	10,661
Blockbuster Inc Cl A	Common Stock	—	101
Boeing Co	Common Stock	—	37,512
Bombardier Inc Class B	Common Stock	—	9,157
Boston Scientific	Common Stock	—	3,600
Boston Scientific Corp	Common Stock	—	1,035,001
BP Amoco Plc Spon Adr	Common Stock	—	52,164
Breitburn Energy Partners LP Com Unit Ltd	Common Stock	—	10,590
Brigham Expl Co	Common Stock	—	27,100
Bristol Myers Squibb	Common Stock	—	35,487
Broadcom Corp	Common Stock	—	876,977
Broadcom Corp Cl A	Common Stock	—	18,253
Broadridge Financial Solutions LLC	Common Stock	—	1,692
Brookfield Asset Mgmt Inc Com Voting Shs Cl A	Common Stock	—	72,085
Brookfield Homes Corp	Common Stock	—	16
Brookfield Infrastructure Partners LP Partnership	Common Stock	—	2,126
BT Group Plc Adr	Common Stock	—	3,691
Buffalo Wild Wings Inc	Common Stock	—	12,766
Bunge Limited	Common Stock	—	915,190
Burger King Hldgs Inc Com	Common Stock	—	4,705
Burlington Northern Santa Fe Corp	Common Stock	—	6,429
CSX Corp	Common Stock	—	2,904
Cadence Pharmaceuticals Inc Com	Common Stock	—	150,562
Calamp Corp N/C From 129900106	Common Stock	—	110,132
Calavo Growers Inc	Common Stock	—	8,500
Calpine Corp Com New	Common Stock	—	14,850
Cameco Corp	Common Stock	—	1,609
Cameron Intl Corp	Common Stock	—	1,797,977
Cameron Intl Corp Com	Common Stock	—	3,260
Canadian Natural Resources Ltd	Common Stock	—	7,195
Canadian Solar Inc Com	Common Stock	—	432
Cano Petroleum Inc	Common Stock	—	1,960
Capitalsource Inc	Common Stock	—	9,664
Capitol Bancorp Ltd	Common Stock	—	1,459

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Capstead Mtg Corp Com No Par	Common Stock	—	13,650
Capstone Turbine Corp	Common Stock	—	9,472
Cardiac Science Corp	Common Stock	—	67
Cardinal Health Inc	Common Stock	—	4,730,221
Cardinal Health Inc	Common Stock	—	139,567
Carefusion Corp Com	Common Stock	—	61,625
Caribou Coffee Inc Com	Common Stock	—	772
Carmax Inc	Common Stock	—	4,850
Carnival Corp	Common Stock	—	551,510
Carnival Corp Paired Ctf 1 Com Carnival Corp	Common Stock	—	9,507
Castle Brands Inc Com	Common Stock	—	136
Caterpillar Inc	Common Stock	—	338,118
Caterpillar Inc	Common Stock	—	99,882
CBIZ Inc Com	Common Stock	—	9,240
CBS Corp New	Common Stock	—	614,069
CDC Corporation Shs A	Common Stock	—	11,150
Celgene Corp	Common Stock	—	1,321,384
Celgene Corp	Common Stock	—	34,466
Cell Therapeutics Inc Com No Par	Common Stock	—	52,161
Cellcom Israel Ltd Shs	Common Stock	—	11,062
Cemex S A Spons Adr New Rep Ord	Common Stock	—	14,330
Cenovus Energy Inc Com Npv	Common Stock	—	13,860
Central Fd Cda Cl A	Common Stock	—	24,804
Centurytel Inc	Common Stock	—	3,186
Ceragon Networks Ltd Reg Shs	Common Stock	—	1,761
Cereplast Inc Com	Common Stock	—	2,400
Cerus Corp	Common Stock	—	2,587
Champion Enterprises Inc Com	Common Stock	—	2,860
Charter Comm Inc Del Cl A	Common Stock	—	1,816
Cheniere Energy Inc New	Common Stock	—	7,260
Chesapeake Energy Corporation Oklahoma	Common Stock	—	433,132
Chevron Corp	Common Stock	—	593,810
Chevron Corp New	Common Stock	—	47,184
China Automotive Sys Inc	Common Stock	—	1,497
China Biologic Prods Inc	Common Stock	—	80,332
China Biotics Inc Com	Common Stock	—	15,470
China Direct Inc Com New	Common Stock	—	131
China Fin Online Co Ltd Sponsored Adr	Common Stock	—	7,950
China Fire & Sec Group Inc	Common Stock	—	2,706
China Life Ins Co Ltd Spon Adr Repstg H Shs	Common Stock	—	7,335
China Mobile Ltd Spons Adr	Common Stock	—	4,643
China Precision Stl Inc	Common Stock	—	4,100
China Pwr Equip Inc Com	Common Stock	—	32,400
China Sunergy Co Ltd Sponsored Adr	Common Stock	—	185
China Yuchai International Ltd	Common Stock	—	44,220
Chipotle Mexican Grill Inc	Common Stock	—	9,521
Church & Dwight Inc	Common Stock	—	6,114
Churchill Downs Inc	Common Stock	—	3,784
Ciena Corp Com New Delaware	Common Stock	—	22

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Cimarex Energy Co	Common Stock	—	691,389
Cintas Corp	Common Stock	—	2,086
Circuit City Stores Inc	Common Stock	—	6
Cisco Sys Inc	Common Stock	—	2,113,947
Cisco Sys Inc	Common Stock	—	173,493
Citadel Broadcasting Corp	Common Stock	—	2
Citigroup Inc	Common Stock	—	1,155,698
Citigroup Inc	Common Stock	—	270,509
Citizens Republic Bancorp Inc	Common Stock	—	821
City Bank Lynnwood Wash	Common Stock	—	348
CME Group Inc	Common Stock	—	1,391,897
CME Group Inc	Common Stock	—	34,319
Cninsure Inc Ads Each Repr 20 Ord Shs	Common Stock	—	10,040
Coca Cola Co	Common Stock	—	839,807
Coca Cola Co	Common Stock	—	28,333
Coeur D Alene Mines Corp Com Stk	Common Stock	—	9,933
Cogent Inc	Common Stock	—	520
Cognizant Technology Solutions Inc	Common Stock	—	18,132
Coinstar Inc	Common Stock	—	27,780
Coldwater Creek Inc	Common Stock	—	892
Colfax Corp Com	Common Stock	—	9,632
Collective Brands Inc	Common Stock	—	33,017
Colonial Bancgroup	Common Stock	—	20
Columbia Laboratories Inc	Common Stock	—	648
Comcast Corp New	Common Stock	—	1,162,007
Comcast Corp New	Common Stock	—	1,220,358
Comcast Corp New Cl A	Common Stock	—	4,215
Commtouch Software Limited Shs New	Common Stock	—	1,510
Compass Minerals Intl Inc	Common Stock	—	7,600
Conexant Sys Inc Com New	Common Stock	—	603
ConocoPhillips	Common Stock	—	2,605,758
ConocoPhillips	Common Stock	—	1,065,533
ConocoPhillips	Common Stock	—	33,264
Consol Energy Inc	Common Stock	—	1,268
Consolidated Edison Hldg Co Inc	Common Stock	—	27,258
Constellation Brands Inc	Common Stock	—	333,941
Constellation Energy Group	Common Stock	—	1,442
Constellation Energy Partners LLC Com Unit	Common Stock	—	15,320
Cooper Industries Plc	Common Stock	—	1,880,488
Copernic Inc Com New	Common Stock	—	27
Corning Inc	Common Stock	—	591,919
Corning Inc	Common Stock	—	17,181
Corporate Executive Brd Co	Common Stock	—	1,278
Cortex Pharmaceuticals Inc	Common Stock	—	1,040
Costco Wholesale Corp	Common Stock	—	33,716
Costco Whsl Corp New	Common Stock	—	2,018,549
Covidien Plc	Common Stock	—	1,221,752
Covidien Plc Shs	Common Stock	—	1,054
Cowen Group Inc New Cl A	Common Stock	—	947

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Credit Suisse Group	Common Stock	—	831,240
Cree Inc	Common Stock	—	11,274
Crocs Inc Com	Common Stock	—	5,434
Cross Timbers Royalty Trust	Common Stock	—	506
Cryolife Inc	Common Stock	—	26,527
Cryptologic Limited Shs	Common Stock	—	736
CVR Energy Inc Com	Common Stock	—	2,744
CVS Corp Del	Common Stock	—	111,400
Cytori Therapeutics Inc Com	Common Stock	—	6,100
Cytrx Corp	Common Stock	—	7,840
D R Horton Inc	Common Stock	—	265,488
DaimlerChrysler Ag Ord	Common Stock	—	1,426
Danaher Corp	Common Stock	—	2,253,092
Danaher Corp	Common Stock	—	752
Datalink Corp	Common Stock	—	909
Daystar Technologies Inc	Common Stock	—	41
Dean Foods Co New	Common Stock	—	276,495
Deckers Outdoor	Common Stock	—	15,258
Deere & Co	Common Stock	—	24,878
Delek Us Hldgs Inc	Common Stock	—	6,810
Dell Inc	Common Stock	—	1,174,298
Dell Inc N/C From 247025109	Common Stock	—	2,369
Dendreon Corp	Common Stock	—	70,273
Denison Mines Corp Com	Common Stock	—	6,350
Deutsche Bank Ag	Common Stock	—	953,597
Devon Energy Corporation N	Common Stock	—	1,911,444
Devon Energy Corporation N	Common Stock	—	1,417,230
Devry Inc	Common Stock	—	2,841
Diamond Offshore Drilling Inc	Common Stock	—	1,476
Diana Shipping Inc	Common Stock	—	28,448
Digi Intl Inc	Common Stock	—	593
Digital Angel Corp New Com New	Common Stock	—	342
Digital Lightwave Inc	Common Stock	—	213
Discover Finl Svcs	Common Stock	—	4,634
Discovery Lab Inc	Common Stock	—	365
Disney Walt Co Del (Holding Company)	Common Stock	—	68,518
Dolby Laboratories Inc Cl A	Common Stock	—	7,160
Dominion Resources Inc Va New	Common Stock	—	11,806
Doral Finl Corp Com New	Common Stock	—	182
Dow Chemical Co	Common Stock	—	58,081
Downey Finl Corp	Common Stock	—	60
Drdgold Ltd Sponsored Adr Repstg 10 Shs	Common Stock	—	684
Drugstore.Com Inc	Common Stock	—	2,318
Dryships Inc	Common Stock	—	31,726
Du Pont E I De Nemours & Co	Common Stock	—	54,110
Du Pont E I De Nemours & Co	Common Stock	—	1,491,556
Duke Energy Corp New Com	Common Stock	—	105,965
Duke Realty Corp	Common Stock	—	2,457
Dynamic Materials Corp	Common Stock	—	702

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Dynegy Inc Del Cl A	Common Stock	—	226
E Trade Group Inc.	Common Stock	—	20,460
Eagle Bulk Shipping Inc	Common Stock	—	2,007
Eagle Rock Energy Partners L P Unit Ltd Partn.	Common Stock	—	17,635
Eastman Kodak Co	Common Stock	—	11,394
EBay Inc	Common Stock	—	86,449
Eclipsys Corp	Common Stock	—	1,519
Ecolocap Solutions Inc Com	Common Stock	—	301
Ecosystem Corp Com New	Common Stock	—	39
Edge Pete Corp	Common Stock	—	2
Edwards Lifesciences Corp	Common Stock	—	13,739,485
Edwards Lifesciences Corp	Common Stock	—	3,300
El Paso Corp	Common Stock	—	1,235,428
El Paso Corp	Common Stock	—	295
Elan Corp Plc Adr	Common Stock	—	11,866
Eldorado Gold Corp New (Canada)	Common Stock	—	14,170
Electronic Arts Inc	Common Stock	—	6,213
Electronic Game Card Inc	Common Stock	—	37,120
Electronics For Imaging Inc	Common Stock	—	12,970
EMC Corp	Common Stock	—	2,304,450
EMC Corp Mass	Common Stock	—	14,937
Emcore Corp	Common Stock	—	6,206
Emergent Biosolutions Inc Com	Common Stock	—	4,077
Emerson Electric Co	Common Stock	—	6,849
Emulex Corp Com New	Common Stock	—	1,254
Enbridge Energy Partners LP	Common Stock	—	2,685
Enbridge Inc	Common Stock	—	2,311
Encana Corp	Common Stock	—	17,826
Energy Conversion Devices Inc	Common Stock	—	12,790
Energy Transfer Partners LP Ut	Common Stock	—	59,628
Energysolutions Inc Depositary Sh	Common Stock	—	849
Enerplus Res Fd Tr Unit Ser G New	Common Stock	—	3,538
Ensco International Spon A	Common Stock	—	280,404
Enterprise Gp Hldgs LP Unit	Common Stock	—	3,118
Enterprise Products Pptns LP	Common Stock	—	92,203
Entravision Communications Corp Cl A	Common Stock	—	510
Entremed Inc	Common Stock	—	332
Enzon Pharmaceuticals Inc	Common Stock	—	6,318
Epix Pharmaceuticals Inc Com New	Common Stock	—	48
EQT Corp	Common Stock	—	1,024,927
European Goldfields Com Stk Npv	Common Stock	—	1,647
EV3 Inc	Common Stock	—	60,030
Evergreen Solar Inc	Common Stock	—	2,099
Evermedia Group Inc Com	Common Stock	—	3,200
Exelixis Inc	Common Stock	—	14,290
Exelon Corp	Common Stock	—	1,353,066
Exelon Corp	Common Stock	—	51,907
Exeter Resource Corp	Common Stock	—	28,400
Expedia Inc Del Com	Common Stock	—	1,621

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Extra Space Storage Inc	Common Stock	—	2,439
Exxon Mobil Corp	Common Stock	—	90,718
Facet Biotech Corp Com	Common Stock	—	70
Family Dollar Stores Inc	Common Stock	—	1,404
Fastenal Co	Common Stock	—	3,123
Federal Natl Mtg Assn	Common Stock	—	38,864
FedEx Corp	Common Stock	—	1,320,276
FedEx Corp	Common Stock	—	12,518
Fieldpoint Petroleum Corp	Common Stock	—	234
Finisar Corp Com New	Common Stock	—	2,230
First American Corp	Common Stock	—	1,656
First Marblehead Corp	Common Stock	—	852
First Regl Bancorp Inc Calif	Common Stock	—	7,220
First Solar Inc Com	Common Stock	—	8,801
Firstenergy Corp	Common Stock	—	1,191
Flagstar Bancorp Inc	Common Stock	—	336
Flextronics International	Common Stock	—	1,034,369
Flextronics International	Common Stock	—	10,965
Flir Sys Inc	Common Stock	—	19,769
Fluor Corp New	Common Stock	—	1,139
Focus Media Hldg Ltd Sponsored Adr	Common Stock	—	9,669
Food Technology Svc Inc	Common Stock	—	865
Forbes Medi Tech Inc New Com	Common Stock	—	2
Ford Mtr Co Del	Common Stock	—	629,880
Ford Mtr Co Del Com	Common Stock	—	118,350
Fortress Invt Group Llc Del Cl A Delaware	Common Stock	—	1,113
Fortune Brands Inc	Common Stock	—	2,808
Forward Inds II	Common Stock	—	210
Foster Wheeler Ag Com	Common Stock	—	14,720
FPL Group Inc	Common Stock	—	14,029
Franklin Res Inc	Common Stock	—	2,586,082
Franklin Res Inc	Common Stock	—	5,525
Freddie Mac	Common Stock	—	25,652
Freeport Mcmoran Copper	Common Stock	—	2,492,927
Freeport Mcmoran Copper & Gold Inc.	Common Stock	—	184,390
Freeseas Inc Com	Common Stock	—	6,800
Fresenius Kabi Pharmaceuticals Hldg Inc Rt	Common Stock	—	1,500
Fronteer Dev Group Inc (Canada)	Common Stock	—	7,860
Frontier Finl Corp Wash Com New	Common Stock	—	351
Frontier Oil Corp	Common Stock	—	9,632
Fuel Sys Solutions Inc Com	Common Stock	—	5,155
Fuel Tech Inc Com	Common Stock	—	637
Fundtech Ltd	Common Stock	—	2,000
Gafisa S A Sponsored Adr	Common Stock	—	6,472
Gamestop Corp New Cl A	Common Stock	—	3,291
Gaming Partners Intl Corp	Common Stock	—	1,403
Garmin Ltd	Common Stock	—	282,319
Garmin Ltd Reg Shs	Common Stock	—	4,395
Geeknet Inc Com N/C	Common Stock	—	2,654

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

General Dynamics Corp	Common Stock	—	3,409
General Elec Co	Common Stock	—	1,333,015
General Electric Co	Common Stock	—	331,142
General Growth Pptys Inc	Common Stock	—	11,560
General Mills Inc	Common Stock	—	63,729
General Steel Hldgs Inc	Common Stock	—	3,969
Generex Biotechnology Corp	Common Stock	—	6,360
Genetic Technologies Ltd Spons Adr	Common Stock	—	12
Genoptix Inc Com	Common Stock	—	17,765
Genzyme Corp	Common Stock	—	1,172,786
Geopharma Inc	Common Stock	—	437
Geron Corp	Common Stock	—	1,110
Giant Interactive Group Inc Adr	Common Stock	—	1,435
Gigamedia Ltd	Common Stock	—	11,772
Gilead Sciences Inc	Common Stock	—	3,954,374
Gilead Sciences Inc	Common Stock	—	73,170
Gladstone Cap Corp	Common Stock	—	3,896
Glaxosmithkline Plc Sponsored Adr	Common Stock	—	6,338
GMX Res Inc	Common Stock	—	2,748
Goldcorp Inc New	Common Stock	—	47,998
Golden Queen Mining Com Stk Npv	Common Stock	—	1,374
Golden Star Res Ltd Cda Com	Common Stock	—	437
Goldman Sachs Group Inc	Common Stock	—	7,527,070
Goldman Sachs Group Inc	Common Stock	—	1,919,958
Goldman Sachs Group Inc	Common Stock	—	36,710
Google Inc	Common Stock	—	8,634,815
Google Inc Cl A	Common Stock	—	118,416
Gran Tierra Energy Inc Com	Common Stock	—	573
Grand Pacaraima Gold Corp	Common Stock	—	1
Great Wolf Resorts Inc	Common Stock	—	237
Green Earth Technologies Inc	Common Stock	—	9,125
Greenhunter Energy Inc Com	Common Stock	—	1,150
GSI Technology Inc	Common Stock	—	2,240
GTC Biotherapeutics Inc Com New	Common Stock	—	1,483
Guess? Inc	Common Stock	—	1,523
H & Q Healthcare Fd Sh Ben Int	Common Stock	—	6,523
Halliburton Co Holding Co	Common Stock	—	15,802
Halozyme Therapeutics Inc	Common Stock	—	115,416
Hancock Holding Co	Common Stock	—	43,810
Hansen Natural Corp	Common Stock	—	2,842
Harley Davidson Inc Wisc	Common Stock	—	2,520
Hartford Finl Svcs Group Inc	Common Stock	—	3,146
Hasbro Inc	Common Stock	—	25,548
HCP Inc Com	Common Stock	—	11,598
Headwaters Inc	Common Stock	—	8,150
Healthwarehouse.Com Com N/C	Common Stock	—	45
Helicos Biosciences Corp	Common Stock	—	2,060
Helix Energy Solutions Group Inc	Common Stock	—	294
Hellenic Telecomm Org Adr Reprstg 1/2 Ord Shs	Common Stock	—	644

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Henry Jack & Associates Inc	Common Stock	—	4,304
Hercules Offshore Inc Com	Common Stock	—	502
Hess Corp	Common Stock	—	1,609,260
Hess Corp Com	Common Stock	—	2,803
Hewlett Packard Co	Common Stock	—	4,549,958
Hewlett-Packard Co De	Common Stock	—	69,609
Hollis-Eden Pharma Inc	Common Stock	—	37
Holly Corp Par $0.01	Common Stock	—	3,845
Hologic Inc	Common Stock	—	2,320
Home Depot Inc	Common Stock	—	503,477
Home Depot Inc	Common Stock	—	172,035
Home Inns & Hotels Mgmt Inc Sponsored Adr	Common Stock	—	22,978
Home Solutions Amer Inc	Common Stock	—	2
Honda Motors Ltd Adr New	Common Stock	—	2,644
Honeywell International Inc	Common Stock	—	24,114
Hospira Inc	Common Stock	—	15,504
Hot Topic Inc	Common Stock	—	3,175
Hovnanian Enterprise Inc Cl A	Common Stock	—	11,520
HSBC Holdings Plc Spons Adr	Common Stock	—	34,689
HSN Inc Del Com	Common Stock	—	242
Huaneng Power Intl Inc - Adr	Common Stock	—	12,510
Hugoton Rty Tr Tex Unit Ben Int	Common Stock	—	113
Human Genome Sciences Inc	Common Stock	—	19,265
Huntington Bancshares Inc Com	Common Stock	—	5,475
Huntsman Corp	Common Stock	—	260,117
Hydrogenics Corporation New Com Npv	Common Stock	—	670
IAC / Interactivecrp Com Par $.001	Common Stock	—	635
Iamgold Corp	Common Stock	—	5,161
Icad Inc	Common Stock	—	9,751
Icon Plc Corp Adr Reprstg 1 Ord Shr	Common Stock	—	9,561
Idearc Inc Com Delaware	Common Stock	—	21
Igo Inc Com N/C	Common Stock	—	62
Illinois Tool Wks Inc	Common Stock	—	3,383,443
Illinois Tool Works	Common Stock	—	1,512
Illumina Inc	Common Stock	—	18,408
Imaging3 Inc Com	Common Stock	—	93,323
Imation Corp	Common Stock	—	872
Immunomedics Inc	Common Stock	—	9,630
Ncyte Genomics Inc	Common Stock	—	50,059
Indevus Pharmaceuticals Inc Escrow	Common Stock	—	—
India Fd Inc	Common Stock	—	15,350
India Globalization Cap Inc	Common Stock	—	37,398
Indymac Bancorp Inc	Common Stock	—	17
Nergy LP	Common Stock	—	7,136
Infinera Corp	Common Stock	—	22,947
Infosys Technologies Limited Adr	Common Stock	—	2,764
Ingersoll Rand Plc	Common Stock	—	671,470
Ingersoll Rand Plc	Common Stock	—	1,148,567
Innodata Corp	Common Stock	—	914

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Inplay Technologies Inc Com	Common Stock	—	1
Insmed Inc Com New	Common Stock	—	1,913
Integrated Device Tech Inc	Common Stock	—	1,488
Intel Corp	Common Stock	—	5,014,756
Intel Corp	Common Stock	—	128,226
Intercontinentalexch Intl	Common Stock	—	5,390
International Coal Group Inc New	Common Stock	—	3,860
International Game Technology	Common Stock	—	1,314
Internet Cap Group Inc Com New	Common Stock	—	499
Interoil Corp	Common Stock	—	4,609
Interval Leisure Group Inc Com	Common Stock	—	150
Intl Business Mach	Common Stock	—	25,559
Intl Fuel Tech Inc New	Common Stock	—	900
Intl Speedway Cl A	Common Stock	—	1,138
Intuit	Common Stock	—	1,305,770
Intuitive Surgical Inc Com New	Common Stock	—	3,034
Inventiv Health Inc Com	Common Stock	—	1,617
Invesco Ltd	Common Stock	—	1,310,028
Invo Bioscience Inc Com	Common Stock	—	450
Iowa Telecommunication Svcs Inc	Common Stock	—	2,293
Ipg Photonics Corp Com	Common Stock	—	11,443
Irvine Sensors Corp Com Par $	Common Stock	—	42
Ivanhoe Energy Com	Common Stock	—	2,288
JC Penney Inc	Common Stock	—	594,664
J P Morgan Chase & Co	Common Stock	—	46,882
JA Solar Hldgs Co Ltd Sponsored Adr	Common Stock	—	6,452
Jabil Circuit Inc	Common Stock	—	19,500
Jakks Pacific Inc	Common Stock	—	1,212
JDS Uniphase Corp Com Par $0.001	Common Stock	—	17,012
Jensen Portfolio, Inc.	Common stock	—	64,581
Jetblue Awys Corp	Common Stock	—	9,946
John Bean Technologies Corp Com	Common Stock	—	367
Johnson & Johnson	Common Stock	—	127,893
Johnson Ctls Inc	Common Stock	—	2,047,101
Johnson Ctls Inc	Common Stock	—	4,086
Jones Lang LaSalle Inc	Common Stock	—	551
Joy Global Inc	Common Stock	—	3,868
JP Morgan Chase & Co	Common Stock	—	6,305,281
JP Morgan Chase & Co	Common Stock	—	1,260,850
Juniper Networks Inc	Common Stock	—	4,534
K V Pharmaceutical Co Cl A	Common Stock	—	9,175
KB Home Com N/C	Common Stock	—	6,205
Keegan Res Inc	Common Stock	—	12,640
Kellogg Company	Common Stock	—	4,050
Keryx Biopharmaceuticals Inc	Common Stock	—	2,750
Keycorp New	Common Stock	—	5,550
KHD Humboldt Wedag Intl Ltd Com	Common Stock	—	5,158
Kimberly Clark Corp	Common Stock	—	12,742
Kinder Morgan Energy Partners LP	Common Stock	—	148,582

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Kinder Morgan Mgmt Llc Shs	Common Stock	—	5,027
King Pharmaceuticals Inc	Common Stock	—	3,632
Kinross Gold Corp New Com No Par	Common Stock	—	33,120
Kla Tencor Corp	Common Stock	—	1,255,030
Knightsbridge Tank Com Usd0.01	Common Stock	—	12,862
Kobex Minerals Inc Com	Common Stock	—	395
Kohl’s Corp	Common Stock	—	2,533,043
Kohl’s Corp	Common Stock	—	53,930
Kraft Foods Inc Cl A	Common Stock	—	22,323
Krispy Kreme Doughnuts Inc	Common Stock	—	3,245
Kronos Worldwide Inc	Common Stock	—	34
L-3 Communications Hldgs Inc	Common Stock	—	42,762
Labopharm Inc Com Npv	Common Stock	—	811
Laboratory Corp Of America Hldgs New	Common Stock	—	22,452
Ladish Company Inc New	Common Stock	—	903
Lam Resh Corp	Common Stock	—	519,541
Las Vegas Sands Corp	Common Stock	—	22,410
Law Enforcement Associates Corp	Common Stock	—	384
LDK Solar Co Ltd Sponsored Adr	Common Stock	—	7,353
Legacy Resvs LP Unit Limited Partnership Int	Common Stock	—	1,967
Legg Mason	Common Stock	—	18,729
Lehman Bros Hldgs Corp	Common Stock	—	185
Lennox Intl Inc	Common Stock	—	9,760
Level 3 Communications Inc	Common Stock	—	1,209
Liberator Med Hldgs Inc	Common Stock	—	36,923
Life Technologies Corp Com	Common Stock	—	82,925
Lifeline Biotechnologies Inc Com Par	Common Stock	—	1,720
Lilly Eli & Co	Common Stock	—	2,143
Limited Brands Inc	Common Stock	—	416,646
Lincoln Electric Holdings	Common Stock	—	19,192
Linear Technology Corp	Common Stock	—	3,169
Linn Energy LLC Unit Repstg Ltd Liability Co	Common Stock	—	83,640
Linux Gold Corp	Common Stock	—	65
Lowes Companies	Common Stock	—	29,916
Lowes Cos Inc	Common Stock	—	677,667
LSI Logic Corp	Common Stock	—	1,593
Lundin Mng Corp	Common Stock	—	345
M T R Gaming Group Inc	Common Stock	—	1,300
Macy’s Inc	Common Stock	—	519,968
Madeco SA Adr Each Repr 100 Shs	Common Stock	—	1,538
Maguire Pptys Inc	Common Stock	—	15,160
Mahanagar Tel Nigam Ltd Spon Adr	Common Stock	—	608
Mandalay Media Inc Com	Common Stock	—	10
Manhattan Pharmaceuticals Inc Com New	Common Stock	—	188
Manitowoc Inc	Common Stock	—	1,894
Marathon Oil Corp	Common Stock	—	22,556
Markel Corp Hldg Co	Common Stock	—	27,540
Marsh & Mclennan Cos Inc	Common Stock	—	1,172,443
Masco Corp	Common Stock	—	323,639

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Massey Energy Co	Common Stock	—	8,402
Massmutual Partn Invs	Common Stock	—	24,400
Mastercard Inc Cl A	Common Stock	—	28,190
McDonalds Corp	Common Stock	—	481,588
McDonalds Corp	Common Stock	—	78,524
McMoran Exploration Co	Common Stock	—	1,604
Medasorb Technologies Corp Com	Common Stock	—	1,425
Medclean Technologies Inc Com	Common Stock	—	1,500
Medco Health Solutions Inc	Common Stock	—	954,255
Medtronic Inc	Common Stock	—	9,227
Melco Pbl Entmnt Ltd Adr	Common Stock	—	3,293
Merck & Co Inc New Com	Common Stock	—	90,867
Merck & Co Inc New	Common Stock	—	2,248,397
Meridian Resource Corp	Common Stock	—	172
Metalico Inc	Common Stock	—	2,893
Metlife Inc	Common Stock	—	283,135
Metlife Inc Com	Common Stock	—	177,104
MFRI Inc	Common Stock	—	1,088
MGIC Invst Corp Wis Com	Common Stock	—	7,235
MGM Mirage	Common Stock	—	638
MGP Ingredients Inc	Common Stock	—	1,148
Microsoft Corp	Common Stock	—	2,469,220
Microsoft Corp	Common Stock	—	1,326,565
Microsoft Corp	Common Stock	—	59,917
Microvision Inc Wash	Common Stock	—	84,005
Miller Herman Inc	Common Stock	—	1,599
Mindray Med Intl Ltd Sponsored Adr Repstg Cl A	Common Stock	—	2,307
Mindspeed Technologiesinc Com New	Common Stock	—	28
Minefinders Ltd Corp	Common Stock	—	10,300
Mitcham Inds Inc	Common Stock	—	383
MKS Instruments Inc	Common Stock	—	1,740
Monsanto Co New	Common Stock	—	1,063
Morgan Stanley	Common Stock	—	831,244
Morgan Stanley	Common Stock	—	998,078
Morgan Stanley Dean Witter & Co	Common Stock	—	39,960
Morningstar Inc	Common Stock	—	6,284
Motorola Inc	Common Stock	—	858,638
Motorola Inc	Common Stock	—	54,535
Motors Liq Co Com	Common Stock	—	1,601
Multiband Corp Com New	Common Stock	—	400
MVC Cap Inc	Common Stock	—	506
Myriad Genetics Inc	Common Stock	—	574
Nalco Hldg Co	Common Stock	—	5,740
Nanogen Inc	Common Stock	—	60
Nanosphere Inc	Common Stock	—	483
National Oilwell Varco Inc	Common Stock	—	8,633
Nationwide Health Pptys Inc	Common Stock	—	2,760
Navios Maritime Holdings Inc Com	Common Stock	—	5,613
Navios Maritime Partners Lp Unit Ltd Partnership	Common Stock	—	7,422

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Neopharm Inc	Common Stock	—	580
Nestle SA Sponsored Adr Repstg Reg Sh Vtg	Common Stock	—	97
Netapp Inc Com	Common Stock	—	2,749
Netflix Com Inc Com	Common Stock	—	19,832
Netgear Inc	Common Stock	—	4,338
Neutral Tandem Inc Com	Common Stock	—	22,750
Newcastle Invt Corp	Common Stock	—	1,045
Newell Rubbermaid Inc	Common Stock	—	10,998
Newmont Mng Corp	Common Stock	—	1,132,105
Newmont Mng Corp Hldg Co	Common Stock	—	4,731
News Corp	Common Stock	—	1,968,278
Nexen Inc	Common Stock	—	570,267
Nexmed Inc Com	Common Stock	—	4,275
Noble Energy Inc	Common Stock	—	485,925
Nokia Corp	Common Stock	—	830,997
Nokia Corp Adr	Common Stock	—	7,068
Nordstrom Inc	Common Stock	—	13,153
Norsk Hydro A S Sponsored Adr	Common Stock	—	4,216
Nortel Networks Corp New Com	Common Stock	—	1
Northern Dynasty Minerals Ltd	Common Stock	—	3,304
Northgate Expl Ltd	Common Stock	—	10,333
Northrop Grumman Corp	Common Stock	—	933,315
Nova Biosource Fuels Inc Com	Common Stock	—	1
Novamed Eyecare Inc	Common Stock	—	1,164
Novartis Ag	Common Stock	—	1,076,433
Novartis Ag Adr	Common Stock	—	30,061
Novatel Wireless Inc	Common Stock	—	9,564
Novavax Inc	Common Stock	—	4,655
Novelos Therapeutics Inc	Common Stock	—	2,519
NPS Pharmaceuticals Inc	Common Stock	—	3,740
NRG Energy Inc Com New	Common Stock	—	9,066
Nucor Corp	Common Stock	—	62,978
Nutracea Com New	Common Stock	—	504
Nutri Sys Inc New Com	Common Stock	—	3,273
Nve Corp New	Common Stock	—	8,256
Nvidia Corp	Common Stock	—	36,426
NVR Inc	Common Stock	—	597,351
NYSE Euronext	Common Stock	—	6,289
Occidental Pete Corp	Common Stock	—	2,566,060
Ocean Power Technologies	Common Stock	—	9,010
Oceanfreight Inc	Common Stock	—	16,141
Oclaro Inc Com Isin	Common Stock	—	673
Office Depot Inc	Common Stock	—	290,833
Oilsands Quest Inc Com	Common Stock	—	1,547
Olympic Steel Inc	Common Stock	—	32,580
Omega Navigation Enterprises Inc	Common Stock	—	1,560
On2.Com Inc	Common Stock	—	18,544
Oncogenex Pharmaceuticals Inc Com	Common Stock	—	22,659
Oncolytics Biotech Inc	Common Stock	—	266,481

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Oncothyreon Inc Com	Common Stock	—	9,147
Oneok Partners L P Unit Limited Partnership	Common Stock	—	228
Onyx Pharmaceuticals Inc	Common Stock	—	24,499
Open Jt Stk Co Vimpel Comms Spons Adr	Common Stock	—	30,555
Opexa Therapeutics Inc	Common Stock	—	570
Opnext Inc	Common Stock	—	950
Oracle Corp	Common Stock	—	618,776
Oracle Corp	Common Stock	—	73,148
Orchid Cellmark Inc	Common Stock	—	137
O'Reilly Automotive Inc	Common Stock	—	10,979
Otelco Inc Income Dep Secs Ids	Common Stock	—	1,887
Owens Ill Inc Com New	Common Stock	—	3,287
Oxigene Inc	Common Stock	—	2,280
PF Changs China Bistro Inc	Common Stock	—	1,327
Pacer Intl Inc Tenn Com	Common Stock	—	7,909
Pacific Ethanol Inc	Common Stock	—	142
Pacific Rim Mining Corp Com New	Common Stock	—	5,400
Palatin Technologies Inc	Common Stock	—	185
Palm Inc New Com	Common Stock	—	133,499
Panacos Pharmaceuticals Inc	Common Stock	—	4
Patterson-Uti Energy Inc	Common Stock	—	1,535
Paychex Inc	Common Stock	—	4,583
PDI Inc	Common Stock	—	482
PDL Biopharma Inc Com	Common Stock	—	151
Peabody Energy Corp	Common Stock	—	45,210
Pengrowth Energy Tr Unit New	Common Stock	—	2,318
Penn West Energy Tr Tr Unit	Common Stock	—	419
Pepsico Inc	Common Stock	—	1,028,059
Pepsico Inc	Common Stock	—	26,655
Perrigo Co	Common Stock	—	24,169
Pet Drx Corp Wt Exp	Common Stock	—	15
Petrochina Co Ltd Spon Adr	Common Stock	—	1,428
Petrohawk Energy Corp	Common Stock	—	93,561
Petroleo Brasileiro Sa Petrobras Spons Adr	Common Stock	—	133,504
Petsmart Inc	Common Stock	—	1,868
Pfizer Inc	Common Stock	—	2,644,043
Pfizer Inc	Common Stock	—	1,564,842
Pfizer Inc	Common Stock	—	101,897
Pharmos Corp Com Par $.03	Common Stock	—	2
Philip Morris Intl Inc Com	Common Stock	—	62,614
Pilgrims Pride Corp	Common Stock	—	85,848
Pioneer Drilling Co	Common Stock	—	790
Pitney Bowes Inc	Common Stock	—	15,932
Plum Creek Timber Co Inc	Common Stock	—	11,328
PMC-Sierra Inc	Common Stock	—	6,062
PMI Group Inc	Common Stock	—	11,403
PNC Finl Svcs Group	Common Stock	—	33,685
Point Blank Solutions Inc	Common Stock	—	42
Polymedix Inc Com	Common Stock	—	13,690

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Polymet Mining Corp	Common Stock	—	58,939
Pop3 Media Corp	Common Stock	—	5
Positiveid Corp Com	Common Stock	—	11,550
Potash Corp Sask Inc	Common Stock	—	175,088
Power 3 Med Prods Inc	Common Stock	—	536
PPG Industries	Common Stock	—	23,416
Precision Castparts Corp	Common Stock	—	12,359
Premier Exhibitions Inc	Common Stock	—	43,500
Pricesmart Inc	Common Stock	—	3,677
Pride Intl Inc Del	Common Stock	—	3,191
Procter & Gamble Co	Common Stock	—	109,938
Progress Energy Inc	Common Stock	—	20,505
Prologis Trust	Common Stock	—	276
Prospect Energy Corp	Common Stock	—	1,181
Provident Energy Tr	Common Stock	—	4,220
Proxim Wireless Corp Com	Common Stock	—	780
Psivida Corp Com	Common Stock	—	7,180
PT Telekomunikasi Indonesia Adr	Common Stock	—	3,995
Pulte Homes Inc	Common Stock	—	257,094
Pulte Homes Inc	Common Stock	—	50,000
Qualcomm Inc	Common Stock	—	3,805,813
Qualcomm Inc	Common Stock	—	1,244,208
Qualcomm Inc	Common Stock	—	16,191
Quality Systems	Common Stock	—	9,106
Quantum Fuel Sys Technologies Worldwide Inc	Common Stock	—	8,880
Quest Diagnostics Inc	Common Stock	—	21,133
Questar Corp Com	Common Stock	—	6,236
Questcor Phar Inc	Common Stock	—	40,375
Radian Group Inc	Common Stock	—	5,894
Rait Financial Trust	Common Stock	—	655
Rambus Inc	Common Stock	—	24,400
Randgold Res Ltd	Common Stock	—	10,051
Redwood Trust Inc	Common Stock	—	4,338
Regions Finl Corp	Common Stock	—	6,610
Regions Finl Corp New	Common Stock	—	227,935
Relm Wireless Corp	Common Stock	—	3,140
Repligen Corp	Common Stock	—	1,439
Repros Therapeutics Inc Com	Common Stock	—	797
Research In Motion Ltd	Common Stock	—	115,156
Resource Cap Corp Com	Common Stock	—	1,476
Rexahn Pharmaceuticals Inc	Common Stock	—	2,040
RF Micro Devices Inc	Common Stock	—	954
RIO Tinto Plc Sponsored Adr	Common Stock	—	3,015
Rite Aid Corp	Common Stock	—	29,392
Robbins & Myers Inc	Common Stock	—	34,880
Rockwell Automation Inc	Common Stock	—	18,792
Rockwell Medical Tech Inc	Common Stock	—	1,946
Rosetta Res Inc Com	Common Stock	—	996
Rosetta Stone Inc Com	Common Stock	—	1,795

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Royal Bk Scotland Group Plc Sponsored Adr	Common Stock	—	470
Royal Gold Inc	Common Stock	—	10,271
RRI Energy Inc	Common Stock	—	198,528
RTI Biologics Inc Com	Common Stock	—	960
Rubicon Minerals Corp	Common Stock	—	87,135
RXI Pharmaceuticals Corp Com	Common Stock	—	6,870
S1 Corp	Common Stock	—	202
Saba Software Inc Com New	Common Stock	—	518
Samson Oil & Gas Ltd Sponsored Adr	Common Stock	—	240
Sandisk Corp	Common Stock	—	69,576
Sanmina-Sci Corp Com New	Common Stock	—	2,206
Santarus Inc	Common Stock	—	9,240
Satyam Computer Svcs Ltd Amern Depository	Common Stock	—	129
Savient Pharmaceuticals Inc	Common Stock	—	13,610
Schlumberger Ltd	Common Stock	—	4,502,156
Schlumberger Ltd	Common Stock	—	733,732
Schlumberger Ltd	Common Stock	—	103,233
Schwab Charles Corp	Common Stock	—	1,151,937
Seagate Technology Holdings Cayman Islands	Common Stock	—	3,885
Sears Hldgs Corp	Common Stock	—	9,931
Select Comfort Corp	Common Stock	—	978
Senior Hsg Pptys Tr	Common Stock	—	5,468
Sequenom Inc Com New	Common Stock	—	4,968
Shanda Games Ltd Sponsored Adr Repstg Cl A	Common Stock	—	3,057
Shanda Interactive Entertainment Spon Adr Ea	Common Stock	—	2,631
Ship Finance International Limited	Common Stock	—	9,251
Sigma Designs	Common Stock	—	13,910
Silicon Image Inc	Common Stock	—	774
Silicon Motion Technology Corp Spons Adr	Common Stock	—	8,525
Silver Wheaton Corp Com	Common Stock	—	18,400
Silvercorp Metals Inc Com Npv	Common Stock	—	19,800
Simulations Plus Inc	Common Stock	—	552
Sino-Global Shipping Amer Ltd Com	Common Stock	—	1,655
Sinovac Biotech Ltd Shs	Common Stock	—	3,165
Sirius Xm Radio Inc Com	Common Stock	—	58,228
Skyworks Solutions Inc Com	Common Stock	—	497
SLM Corp Com N/C From 90390u102	Common Stock	—	4,508
Smith & Wesson Hldg Corp	Common Stock	—	2,045
Smith Intl Inc	Common Stock	—	1,109,579
Smithfield Foods Inc	Common Stock	—	285,384
Smurfit Stone Container Corp	Common Stock	—	275
Sociedad Quimica Minera De Chile S A Spons	Common Stock	—	187,850
Socket Mobile Inc Com New	Common Stock	—	155
Solarfun Pwr Hldgs Co Ltd Sponsored Adr	Common Stock	—	144,512
Sonosite Inc	Common Stock	—	2,363
Sonus Networks Inc	Common Stock	—	844
Sothebys Hldgs Inc Delaware	Common Stock	—	1,419
Sourcefire Inc	Common Stock	—	15,108
South Finl Group Inc	Common Stock	—	645

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	Southern Co	Common Stock	—	79,968
	Southern Copper Corp Del Com	Common Stock	—	44,005
	Southwest Airlines Co	Common Stock	—	8,579
	Southwest Airls Co	Common Stock	—	909,831
	Spectra Energy Corp Com	Common Stock	—	12,767
	Spectranetics Corp	Common Stock	—	16,147
	Spectrum Pharmaceuticals Inc	Common Stock	—	1,332
	Spirit Aerosystems Hldgs Inc Cl A	Common Stock	—	1,490
	Spongetech Delivery Sys Inc Com	Common Stock	—	750
	Sprint Corp	Common Stock	—	19,307
	Sprint Nextel Corp	Common Stock	—	1,218,186
	SPX Corp	Common Stock	—	584,157
	St Jude Medical Inc	Common Stock	—	21,001
	Standard Pkg Corp	Common Stock	—	4,764
	Star Bulk Carriers Corp Shs	Common Stock	—	713
	Starbucks Corp	Common Stock	—	12,660
*	State Street Corporation	Common Stock	—	1,654
*	State Street Corporation	Common Stock	—	981,616
	Statoil Asa Spon Adr	Common Stock	—	2,491
	Steak N Shake Co Com New	Common Stock	—	16,530
	Steel Dynamics Inc	Common Stock	—	219,024
	Steel Dynamics Inc	Common Stock	—	17,807
	Stein Mart Inc	Common Stock	—	5,330
	Stem Cell Innovations Inc Com	Common Stock	—	50
	Stemcells Inc N/C From 232923102	Common Stock	—	2,268
	Sterlite Inds India Ltd Ads	Common Stock	—	1,312
	Stryker Corp	Common Stock	—	9,819
	Sulphco Inc Com	Common Stock	—	5,524
	Sun Microsystems Inc Com New	Common Stock	—	6,784
	Suncor Energy Inc New	Common Stock	—	1,916,852
	Sunesis Pharmaceuticals Inc Com	Common Stock	—	1,980
	Suntech Pwr Hldgs Co Ltd Adr	Common Stock	—	8,265
	Suntrust Banks Inc	Common Stock	—	4,520
	Supervalu Inc	Common Stock	—	598,234
	Surewest Communications	Common Stock	—	543
	Symantec Corp	Common Stock	—	960,569
	Symantec Corp	Common Stock	—	1,195,847
	Synaptics Inc	Common Stock	—	2,161
	Syneron Medical Ltd Ord Shs	Common Stock	—	1,045
	Sysco Corp	Common Stock	—	11,632
	Taiwan Semiconductor Manufacturing Ads	Common Stock	—	4,599
	Talbots Inc	Common Stock	—	891
	Talisman Energy Inc Com	Common Stock	—	3,728
	Target Corp	Common Stock	—	2,651,182
	Target Corp	Common Stock	—	62
	Targeted Genetics Corp Com New	Common Stock	—	6
	Taseko Mines Ltd	Common Stock	—	64,300
	Taser International Inc	Common Stock	—	10,512
	Tata Mtrs Ltd Sponsored Adr	Common Stock	—	17,243

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Teck Cominco Ltd Cl B Sub Vtg	Common Stock	—	3,497
Teekay Tankers Ltd Cl A	Common Stock	—	1,024
Tellabs Inc	Common Stock	—	6,248
Tenet Healthcare Corp	Common Stock	—	2,695
Teradyne Inc	Common Stock	—	1,073
Terex Corp New	Common Stock	—	10,995
Terra Inds Inc	Common Stock	—	8,404
Terra Nitrogen Co L P Com Unit	Common Stock	—	10,899
Tesoro Pete Corp	Common Stock	—	434
Teva Pharmaceutical Inds L	Common Stock	—	2,972,036
Teva Pharmaceutical Inds Ltd Adr	Common Stock	—	19,382
Texas Instrs Inc	Common Stock	—	1,489,432
Textron Inc	Common Stock	—	275,276
Theragenics Corp	Common Stock	—	2,144
Thompson Creek Metals Co IncCom	Common Stock	—	11,720
Threshold Pharmaceuticals Inc Com New	Common Stock	—	90
Tianyin Pharmaceutical Co Inc	Common Stock	—	6,300
Ticketmaster Entmt Inc Com	Common Stock	—	147
Time Warner Cable Inc	Common Stock	—	1,493,849
Time Warner Cable Inc Com	Common Stock	—	5,050
Time Warner Inc	Common Stock	—	1,530,039
Time Warner Inc	Common Stock	—	878,836
Time Warner Inc New Com New	Common Stock	—	14,308
Titanium Metals Corp Com New	Common Stock	—	6,260
Tongjitang Chinese Medicines Co Sponsored Adr	Common Stock	—	3,800
Toro Co	Common Stock	—	10,749
Tousa Inc	Common Stock	—	32
Toyota Mtrs Corp Spon Adr	Common Stock	—	16,832
Transcanada Corp	Common Stock	—	6,874
Transmeridian Expl Inc	Common Stock	—	1
Transocean Ltd Zug Namen -Akt	Common Stock	—	26,191
Transwitch Corp Com New	Common Stock	—	2,100
Travelers Cos Inc	Common Stock	—	527,539
Travelers Cos Inc Com	Common Stock	—	1,147
Tree Com Inc Com	Common Stock	—	18
Tri Isthmus Group Inc Com	Common Stock	—	6
Triangle Cap Corp	Common Stock	—	2,962
Trimedyne Inc	Common Stock	—	4,400
Trinity Inds Inc Del Frmly Texas	Common Stock	—	891
Tronox Inc Com Cl B	Common Stock	—	15
Trueblue Inc Com	Common Stock	—	1,481
Turkcell Iletisim Hizmetleri AS Spon Adr New	Common Stock	—	953
Turkish Invt Fd Inc	Common Stock	—	24,066
Tyco Electronics Ltd Com Chf2.60	Common Stock	—	540
Tyco Electronics Ltd Switz	Common Stock	—	1,502,660
Tyco International Ltd Shs	Common Stock	—	11,592
Tyson Foods Inc Cl A	Common Stock	—	2,454
U S Awys Group Inc Com	Common Stock	—	2,420
U S Gold Corp	Common Stock	—	744

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Ultra Petroleum Corp	Common Stock	—	5,983
Umpqua Holdings Corp	Common Stock	—	2,012
Under Armour Inc Cl A	Common Stock	—	14,453
Unilever N V	Common Stock	—	840,775
United Amern Healthcare Corp	Common Stock	—	5,170
United Finl Bancorp Inc Md Com	Common Stock	—	1,325
United Parcel Svc Inc Cl B	Common Stock	—	9,360
United States Steel Corp	Common Stock	—	85,281
United Technologies Corp	Common Stock	—	6,941
Unitedhealth Group Inc	Common Stock	—	1,036,793
Unitedhealth Group Inc	Common Stock	—	16,855
Universal Display Corp	Common Stock	—	2,843
Unum Group	Common Stock	—	270,226
Uranerz Energy Corp Com	Common Stock	—	585
Uranium One Inc	Common Stock	—	331
Us Bancorp Del	Common Stock	—	821,335
Us Bancorp Del Com New	Common Stock	—	5,020
Us Global Investors Inc CL A	Common Stock	—	6,155
Usec Inc	Common Stock	—	1,155
Usg Corp Com New	Common Stock	—	20,373
Vale SA Adr	Common Stock	—	20,321
Vale SA	Common Stock	—	2,399,782
Valero Energy Corp	Common Stock	—	1,008,674
Valero Energy Corp	Common Stock	—	1,101,425
Valero Energy Corp	Common Stock	—	48,743
Varian Semiconductor Equip Assoc Inc	Common Stock	—	1,650
Vasco Data Security Intl	Common Stock	—	220
Vaso Active Pharmaceuticals Inc Cl A	Common Stock	—	60
Verasun Energy Corp Com	Common Stock	—	2
Verenium Corp Com New	Common Stock	—	185
Verifone Hldgs Inc Com	Common Stock	—	1,638
Verisign Inc	Common Stock	—	242
Verizon Communications	Common Stock	—	112,266
Vertex Pharmaceutcls Inc	Common Stock	—	39,422
Vertex Pharmaceuticals Inc	Common Stock	—	584,721
Via Networks Inc	Common Stock	—	539
Via Pharmaceuticals Inc	Common Stock	—	3
Viacom Inc New	Common Stock	—	173,446
Viral Genetics Inc Del	Common Stock	—	490
Viropharma Inc	Common Stock	—	839
Visa Inc	Common Stock	—	726,453
Visa Inc Com Cl A	Common Stock	—	54,663
Visionchina Media Inc Sponsored Adr	Common Stock	—	10,920
Vivus Inc	Common Stock	—	4,600
Vmware Inc CL A Com	Common Stock	—	7,205
Vodafone Group Plc New	Common Stock	—	632,444
Vodafone Group Plc New Sponsored Adr New	Common Stock	—	23,090
Vulcan Materials Co	Common Stock	—	1,843
Wal-Mart Stores Inc	Common Stock	—	1,189,183

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Wal-Mart Stores Inc	Common Stock	—	70,101
Walgreen Company	Common Stock	—	127,589
Warner Chilcott Plc Com Class A Usd0.01	Common Stock	—	4,470
Washington Mutual Inc	Common Stock	—	17,659
Washington Post Co	Common Stock	—	1,062,809
Washington Real Estate Invt Tr Maryland	Common Stock	—	9,938
Waste Management Inc of Delware	Common Stock	—	29,700
Waytronx Inc Com	Common Stock	—	43
Weingarten Rlty Invs Sh Ben Int	Common Stock	—	9,921
Wellcare Health Plans Inc	Common Stock	—	1,838
Wells Fargo & Co New	Common Stock	—	29,924
Wells Fargo & Co	Common Stock	—	80,065
Wells Fargo & Co	Common Stock	—	1,513,228
Wendys Arbys Group Inc Com	Common Stock	—	4,104
Wesco International Inc	Common Stock	—	810
Westell Technologies Inc Cl A	Common Stock	—	1,200
Western Cap Res Inc Com	Common Stock	—	1
Western Digital Corp	Common Stock	—	777,085
Western Digital Corp	Common Stock	—	33,111
Western Union Co Com	Common Stock	—	1,884
Westfield Finl Inc New Com	Common Stock	—	1,650
Whole Foods Mkt Inc	Common Stock	—	138,222
Willbros Group Inc Del Com	Common Stock	—	2,698
Williams Cos Inc	Common Stock	—	4,295
Wimm Bill Dann Foods Ojsc Spons Adr	Common Stock	—	2,382
Windstream Corp Com	Common Stock	—	32,969
Wintrust Financial Corp	Common Stock	—	30,789
Wms Inds Inc	Common Stock	—	3,998
Women First Healthcare Inc	Common Stock	—	1
Wuxi Pharmatech Cayman Inc Sponsored	Common Stock	—	6,382
Wyndham Worldwide Corp Com	Common Stock	—	2,109
Wynn Resorts Ltd	Common Stock	—	8,735
Xenacare Hldgs Inc Com	Common Stock	—	450
Xilinx Inc	Common Stock	—	10,651
Xinyuan Real Estate Co Ltd Sponsored Adr	Common Stock	—	671
XL Capital Ltd	Common Stock	—	732,255
Xoma Ltd	Common Stock	—	14,817
XTO Energy Inc	Common Stock	—	40,312
Yahoo Inc	Common Stock	—	44,920
Yamana Gold Inc	Common Stock	—	20,635
Yingli Green Energy Hldg Co Ltd Adr	Common Stock	—	290,904
YTB Intl Inc Cl A	Common Stock	—	120
Yum! Brands Inc	Common Stock	—	60,688
Zagg Inc	Common Stock	—	1,686
Zale Corp New	Common Stock	—	2,720
Zap Com New	Common Stock	—	1,662
Zimmer Holdings Inc	Common Stock	—	59
Zion Oil & Gas Inc Com Issue	Common Stock	—	4,404

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Zoltek Cos Inc	Common Stock	—	17,100

Common Stock			$437,851,778

** U.S Government and Government Agency Issues:

Fed Hm Ln Pc Pool A37176	5.0% 01 SEP 2035	—	769,923
Fed Hm Ln Pc Pool A46049	5.0% 01 JUL 2035	—	682,026
Fed Hm Ln Pc Pool C48827	6.0% 01 MAR 2031	—	21,764
Fed Hm Ln Pc Pool G12334	5.0% 01 SEP 2021	—	433,381
Federal Home Ln Mtg corp	5.0% 15 JAN 2030	—	210,887
Federal Home Ln Mtg Corp	5.0% 15 DEC 2023	—	32,964
Federal Home Ln Mtg Corp	5.0% 15 MAR 2019	—	155,891
Federal Home Ln Mtg Corp	5.0% 15 SEP 2018	—	62,504
FNMA Pool 256398	6.0% 01 SEP 2021	—	89,476
FNMA Pool 323887	6.0% 01 DEC 2013	—	60,693
FNMA Pool 581043	6.0% 01 MAY 2016	—	27,884
FNMA Pool 615005	6.0% 01 DEC 2016	—	52,545
FNMA Pool 694448	5.5% 01 APR 2033	—	558,434
FNMA Pool 725690	6.0% 01 AUG 2034	—	402,544
FNMA Pool 745418	5.5% 01 APR 2036	—	261,687
FNMA Pool 748115	6.0% 01 OCT 2033	—	122,814
FNMA Pool 815316	5.5% 01 MAY 2035	—	657,021
FNMA Pool 822979	5.5% 01 APR 2035	—	664,247
FNMA Pool 885504	6.0% 01 JUN 2021	—	227,494
FNMA Pool 888102	5.5% 01 MAY 2036	—	40,081
FNMA Pool 902793	6.5% 01 NOV 2036	—	524,093
Mexico Utd Mex St	8.0% 17 DEC 2015	—	107,848
United States Treas Notes	2.125% 30 APR 2010	—	1,223,465
United States Treas Notes	1.125% 15 DEC 2011	—	4,206,771
United States Treas Notes	0.875% 28 FEB 2011	—	2,219,193
US Treasury	1.375% 15 SEP 2012	—	890,235

U.S. Government and Government Agency Issues			$14,705,865

** Corporate and Other Obligations:

Abu Dhabi Natl Energy	7.25% 01 AUG 2018	—	322,431
Aes Corp	8.0% 15 OCT 2017	—	172,424
Aes Corp	7.75% 15 OCT 2015	—	150,471
Agilent Technologies	6.5% 01 NOV 2017	—	486,336
Albertsons Inc	6.625% 01 JUN 2028	—	18,809
Albertsons Inc	7.5% 15 FEB 2011	—	262,744
Altria Group Inc	9.95% 10 NOV 2038	—	450,899
Altria Group Inc	9.25% 06 AUG 2019	—	66,242
American Tower Corp	4.625% 01 APR 2015	—	143,948
Anheuser Busch Cos Inc	6.5% 01 MAY 2042	—	131,996
Anheuser Busch Cos Inc	4.95% 15 JAN 2014	—	20,391
Anheuser Busch Inbev	4.125% 15 JAN 2015	—	546,902
Apache Corp	6.0% 15 JAN 2037	—	21,032

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	AT&T Corp	6.5% 15 MAR 2029	—	19,676
	AT&T Inc Sr Nt	6.3750% 15 FEB 2056	—	2,669
	BA Cr Card Tr	1.0% 15 JAN 2016	—	68,147
	BA Cr Card Tr	1.0% 15 JUN 2014	—	86,893
*	Banc Amer Coml Mtg Tr	1.0% 10 APR 2049	—	127,758
*	Bank Corp Amer	4.75% 15 AUG 2013	—	215,955
	Bank One Issuance	4.77% 16 FEB 2016	—	103,938
	Barclays Bank Plc	5.2% 10 JUL 2014	—	209,525
	Barclays Bank Plc	5.0% 22 SEP 2016	—	201,975
	Bear Stearns Coml Mtg Secs Tr	1.0% 11 JUN 2040	—	157,211
	Bell Canada	6.1% 16 MAR 2035	—	152,242
	Bell CDA	6.55% 01 MAY 2029	—	72,959
	Bell CDA	7.3% 23 FEB 2032	—	99,304
	Bemis Company	5.56% 01 AUG 2019	—	56,805
	Boston Scientific Corp	4.5% 15 JAN 2015	—	153,502
	Bottling Group LLC	5.125% 15 JAN 0219	—	154,053
	Cameron Intl Corp	6.375% 15 JUL 2018	—	11,596
	Cameron Intl Corp	7.0% 15 JUL 2038	—	40,822
	Canadian Pacific RR Co	7.25% 15 MAY 2019	—	95,478
	Capital One Multi Asset Exe	1.0% 15 JUL 2020	—	99,418
	Caterpillar Financial	5.45% 15 APR 2018	—	15,441
	CD	5.322% 11 DEC 2049	—	471,704
	CD Mtg Tr	5.617% 15 OCT 2048	—	362,477
	Cellco Part/Veri Wireless	8.5% 15 NOV 2018	—	42,906
	Cellco Part/Veri Wireless	5.55% 01 FEB 2014	—	300,328
	Chesapeake Energy Corp	6.5% 15 AUG 2017	—	14,528
	Chesapeake Energy Corp	7.625% 15 JUL 2013	—	289,874
	Chevron Phillips Chemical	7.0% 15 JUN 2014	—	182,645
	Cigna Corp	8.5% 01 MAY 2019	—	5,615
	Cit Equip Coll	6.59% 22 DEC 2014	—	339,802
	Citibank Cr Card	6.3% 20 JUN 2014	—	653,027
	Citigroup Coml Mtg Tr	5.431% 15 OCT 2049	—	45,889
	Citigroup Inc	5.0% 15 SEP 2014	—	404,924
	Citizens Communications	7.875% 15 JAN 2027	—	263,683
	Colorado Intst Gas Co	5.95% 15 MAR 2015	—	21,797
	Colorado Intst Gas Co	6.8% 15 NOV 2015	—	16,368
	Columbia/HCA Healthcare	7.58% 15 SEP025	—	8,796
	Columbia/HCA Healthcare	7.69% 15 JN 2025	—	40,725
	Columbia/HCA Healthcare	7.5% 15 DEC 2023	—	22,577
	Comcast Corp New	5.65% 15 JUN 2035	—	114,552
	Comcast Corp New	6.45% 15 MAR 2037	—	96,807
	Comcast Corp New	6.95% 15 AUG 2037	—	471,796
	Comcast Corp New	6.4% 15 MAY 2038	—	193,231
	Comm Mtg Tr	1.0% 10 DEC 2049	—	44,814
	Commercial Mtg Tr	5.736% 10 DEC 2049	—	201,778
	ConocoPhillips	4.75% 01 FEB 2014	—	382,013
	Corning Inc	6.85% 01 MAR 2029	—	14,807
	Corning Inc	7.25% 15 AUG 2036	—	60,421
	Covidien Intl Fin	6.0% 15 OCT 2017	—	247,830

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Credit Suisse	6.0% 15 FEB 2018	—	310,234
CSC Holdings Inc	7.875% 15 FEB 2018	—	158,551
CSC Holdings Inc	8.5% 15 APR 2014	—	131,570
Delta Airlines Inc	1.0% 10 FEB 2024	—	231,335
Deutscche Telkom Int	4.875% 08 JUL 2014	—	233,189
Discover Card	1.0% 16 OCT 2014	—	271,464
Duke Energy	6.25% 15 JAN 2012	—	32,055
Embarq Corp	7.995% 01 JUN 2036	—	839,874
Enel Fin Intl	6.25% 15 SEP 2017	—	361,848
Enron Cap Res L P Pfd Ser A	9% MIP	—	15
Eqt Corp	8.125% 01 JUN 0219	—	95,918
Equifax Inc	7.0% 01 JUL 2037	—	150,620
Erac Finc Co	6.375% 15 OCT 2017	—	603,951
Erac Finc Co	7.0% 15 OCT 2037	—	9,674
Eurofima	11.0% 05 FEB 2010	—	89,488
Express Scripts	7.25% 15 JUN 2019	—	33,687
Florida Gas Transmission Co	7.9% 15 MAY 2019	—	52,054
Ford Mtr Co	7.25% 25 OCT 2011	—	324,381
GCCFC 2006 GG7	1.0% 10 JUL 2038	—	112,636
General Electric	3.75% 14 NOV 2014	—	419,302
General Mtrs Accep Corp	6.875% 28 AUG 2012	—	178,918
Georgia Pac Corp	7.375% 01 DEC 2025	—	113,261
Georgia Pac Corp	7.25% 01 JUN 2028	—	170,040
Georgia Pac Corp	7.75% 15 NOV 2029	—	180,553
Georgia Pac Corp	8.875% 15 MAY 2031	—	5,238
Georgia Pac Corp	8.0% 15 JAN 2024	—	10,081
GMAC LLC	6.875% 28 AUG 2012	—	70,704
GMAC LLC	7.25% 02 MAR 2011	—	27,396
GMAC LLC	6.625% 15 MAY 2012	—	116,226
GMAC LLC	6.875% 15 SEP 2011	—	54,516
GMAC LLC	6.0% 15 DEC 2011	—	186,930
Goldman Sachs Group Inc	6.125% 15 FEB 2033	—	29,775
Goldman Sachs Group Inc	4.75% 15 JUL 2013	—	31,020
Goldman Sachs Group Inc	5.125% 15 JAN 2015	—	290,774
Goldman Sachs Group Inc	5.625% 15 JAN 2017	—	317,970
Goldman Sachs Group Inc	6.75% 01 OCT 2037	—	401,272
Goldman Sachs Group Inc	5.95% 18 JAN 2018	—	182,636
Goldman Sachs Group Inc	6.15% 01 APR 2018	—	111,089
Greenwich Capital Comm	5.444% 10 MAR 2039	—	720,409
Hasbro Inc	6.3% 15 SEP 2017	—	99,360
Hasbro Inc	6.125% 15 MAY 2014	—	64,562
HCA Inc	6.5% 15 FEB 2016	—	272,281
Hertz	4.26% 25 MAR 2014	—	295,470
Hess Corp	7.0% 15 FEB 014	—	83,394
Hewlett Packard	4.75% 02 JUN 2014	—	274,399
Home Depot	5.4% 01 MAR 2016	—	25,866
Home Depot	5.87% 16 DEC 2036	—	459,819
Hospira Inc	6.05% 30 MAR 2017	—	175,846
Incitec Pivot Fin LLC	6.0% 10 DEC 2019	—	97,787

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Ingersoll Rand Global	6.875% 15 AUG 2018	—	191,703
International Paper	7.975% 15 JUN 2018	—	256,485
JC Penny Corporation	6.375% 15 OCT 2036	—	140,420
JC Penny Corporation	6.875% 15 OCT 2015	—	104,267
JP Morgan Chase Coml Mtg Secs	1.0% 15 APR 2045	—	114,286
JP Morgan Chase Coml Mtg Secs	5.44% 12 JUN 2047	—	107,624
JP Morgan Chase Coml Mtg Secs	5.42% 15 JAN 2049	—	1,158,845
JP Morgan Chase Coml Mtg Secs	1.0% 12 FEB 2049	—	56,210
JP Morgan Chase Coml Mtg Secs	1.0% 15 JUN 2049	—	107,585
Kraft Foods	6.5% 01 NOV 2031	—	64,531
Kraft Foods	6.5 11 AUG 2017	—	246,647
Kreditanst Fur Wie	10.75% 01 FEB 2010	—	9,497
LB UBS Coml Mtg	1.0% 15 MAR 2039	—	352,486
Lilly Eli & Co	4.2% 06 MAR 2014	—	274,729
Macys Retail Holdings	5.35% 15 MAR 2012	—	146,351
Marathon Oil	6.5% 15 FEB 2014	—	185,851
MBNA Cr Card Master Nt	1.0% 16 AUG 2021	—	214,566
McDonalds Corp	5.0% 01 FEB 2019	—	61,979
McKesson Corp	6.15% 15 FEB 2018	—	109,324
Merril Lynch & Co	6.4% 28 AUG 2017	—	369,230
Merril Lynch & Co	5.45% 05 FEB 2013	—	20,800
Merril Lynch & Co	6.875% 25 APR 2018	—	69,215
Merril Lynch & Co	5.0% 15 JAN 2015	—	427,187
Merril Lynch & Co	6.05% 16 MAY 2016	—	14,958
Merril Lynch & Co	6.11% 29 JAN 2037	—	154,896
Merrill Lynch Mtg Invs Inc	1.0% 25 FEB 2035	—	212,050
ML CFC Coml Mgt	5.172% 12 DEC 2049	—	152,880
ML CFC Coml Mtg Tr	1.0% 12 MAR 2051	—	20,099
Morgan Stanley Group Inc	5.45% 09 JAN 2017	—	139,847
Morgan Stanley Group Inc	5.55% 27 APR 2017	—	248,173
Morgan Stanley Group Inc	5.375% 15 OCT 2015	—	168,496
Morgan Stanley Group Inc	4.75% 01 APR 2014	—	641,128
Morgan Stanley Cap I	5.569% 15 DEC 2044	—	60,609
Nabors Inds Inc	6.15% 15 FEB 2018	—	15,408
Nabors Inds Inc	9.25% 15 JAN 2019	—	557,998
Newmont Mng Corp	5.875% 01 APR 2035	—	107,751
News Amer Inc	6.15% 01 MAR 2037	—	280,231
Nextel Communications	7.375% 01 AUG 2015	—	52,863
Nextel Communications	6.875% 31 OCT 2013	—	158,180
Nextel Communications	5.95% 15 MAR 2014	—	198,411
Nisource Finance Corp	6.125% 01 MAR 2022	—	141,208
Norfolk Southern Corp	5.75% 15 JAN 2016	—	289,146
Northstar Rlty Fin Corp	Pfd Ser B 8.25%	—	4,785
Oneok Partners LLP	8.625% 01 MAR 2019	—	262,393
Oracle Corp	5.0% 08 JUL 2019	—	392,410
Owens Corning	7.0% 01 DEC 2036	—	92,175
Petrobras Intl Fin Co	5.875% 01 MAR 2018	—	742,489
Petroplus Fin Ltd	6.75% 01 MAY 2014	—	69,676
Petroplus Fin Ltd	7.0% 01 MAY 2017	—	66,711

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Quest Diagnostics Inc	4.75% 30 JAN 220	—	110,088
Qwest Corp	6.5% 01 JUN 2017	—	695,252
Reed Elsevier Cap Inc	7.75% 15 JAN 2014	—	315,063
Reynolds American Inc	7.25% 15 JUN 2037	—	298,594
Rio Tinto Fin	6.5% 15 JUL 2018	—	358,264
Royal Bk Scotland Group Plc Sponsored Adr	Preferred Stock	—	4,946
Rpm International	6.125% 15 OCT 2019	—	143,183
Simon Property Group	6.75% 15 MAY 2014	—	121,121
Smith Intl	8.625% 15 MAR 2014	—	239,984
Southern Nat Gas	7.35% 15 FEB 2031	—	145,670
Sprint Cap Corp	6.875% 15 NOV 2028	—	538,108
Standard Chartered Bank	6.4% 26 SEP 2017	—	122,643
Tailsman Energy Inc	5.85% 01 FEB 2037	—	61,378
Tailsman Energy Inc	6.25% 01 FEB 2038	—	148,415
Tailsman Energy Inc	7.75% 01 JUN 2019	—	34,821
Teck Corporation	9.75% 15 MAY 2014	—	232,615
Telecom Italia Cap	5.25% 15 NOV 2013	—	20,790
Telecom Italia Cap	6.375% 15 NOV 2033	—	164,674
Telecom Italia Cap	6.0% 30 SEP 2034	—	56,078
Telefonica	4.949% 15 JAN 2015	—	237,702
Telus Corp	4.95% 15 MAR 2017	—	281,967
Tennessee Gas Pipeline Co	7.0% 15 OCT 2028	—	57,940
Time Warner Inc	6.625% 15 MAY 2029	—	376,140
Time Warner Inc	5.85% 01 MAY 2017	—	93,456
Time Warner Inc	6.55% 01 MAY 2037	—	151,064
Tyco International	4.125% 15 OCT 2014	—	146,491
United Parcel Service	3.875% 01 APR 2014	—	231,038
United Sts Steel Corp	6.65% 01 JUN 2037	—	234,550
UnitedHealth Group	6.0% 15 FEB 2018	—	275,638
USG Corp	1.0% 15 JAN 2018	—	330,839
Vaelero Energy	6.625% 15 JUN 2037	—	565,696
Vale Overseas Ltd	6.875% 21 NOV 2036	—	167,873
Verizon Communications Inc	8.75% 01 NOV 2018	—	327,123
Vodafone Group Plc	6.15% 27 FEB 2037	—	339,753
WAMU 2005 AR3	1.0% 25 MAR 2035	—	102,032
Waster Management Inc	6.375% 11 MAR 2015	—	120,471
Wellpoint Inc	6.0% 15 FEB 2014	—	289,392
Wells Fargo Mtg Bkd Secs	1.0% 25 OCT 2035	—	426,042
Western Un Co	5.93% 01 OCT 2016	—	266,530
Willis North America Inc	7.0% 29 SEP 2019	—	36,229
Xerox Corp	6.4% 15 MAR 2016	—	170,212

Corporate and Other Obligations			$38,839,798

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

** Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

	Barclays Capital Repo	US Dollar Cash Collateral	—	9,878,816
	JP Morgan Term Repo	US Dollar Cash Collateral	—	13,302,168
	Lehman Bankruptcy	Cash Collateral	—	(31,420)
*	State Street Bank & Trust Co	Short Term Investment Fund	—	547,688
*	State Street Bank & Trust Co.	Short Term Investment Fund	—	1,779,534
*	State Street Bank & Trust Co.	Short Term Investment Fund	—	2,367,078
*	State Street Bank & Trust Co	Short Term Investment Fund	—	14,743,077
*	State Street Bank & Trust Co	Short Term Investment Fund	—	180,677
	Swap Cash Collateral	US Dollar Cash Collateral	—	(489,050)
	Swap Cash Collateral	US Dollar Cash Collateral	—	(449,926)

				41,828,642

	U.S. Government and Government Agency Issues

	California St	7.55% 01 APR 2039	—	620,840
	Canada Govt	3.75% 01 JUN 2019	—	3,820,176
	Erie Ctny NY	6.0% 01 JUN 2028	—	206,480
	Fannie Mae	5.375% 12 JUN 2017	—	2,873,869
	Fannie Mae	5.375% 12 JUN 2017	—	3,204,635
	Fannie Mae	4.272% 16 NOV 2026	—	6,041,465
	Fed Hm Ln Pc Pool 1N1417	1.0% 01 FEB 2037	—	450,216
	Fed Hm Ln Pc Pool 1Q0669	1.0% 01 NOV 2037	—	325,377
	Fed Hm Ln Pc Pool A34902	5.5% 01 MAY 2035	—	1,717,955
	Fed Hm Ln Pc Pool A46675	4.5% 01 AUG 2035	—	462,462
	Fed Hm Ln Pc Pool A47055	4.5% 01 SEP 2035	—	596,656
	Fed Hm Ln Pc Pool B16497	1.0% 15 DEC 2029	—	372,327
	Fed Hm Ln Pc Pool E01343	5.0% 01 ARP2018	—	574,234
	Fed Hm Ln Pc Pool E01377	4.5% 01 MAY 2018	—	1,112,018
	Fed Hm Ln Pc Pool G01843	6.0% 01 JUN 2035	—	1,875,918
	Fed Hm Ln Pc Pool G01953	4.5% 01 OCT 2035	—	669,282
	Fed Hm Ln Pc Pool G03205	5.5% 01 JLU 2035	—	356,450
	Fed Hm Ln Pc Pool G12743	5.5% 01 AUG 2022	—	685,052
	Fed Hm Ln Pc Pool G18268	5.0% 01 AUG 2023	—	2,781,799
	Fed Hm Ln Pc Pool M80844	3.5% 01 SEP 2010	—	43,997
	Fed Hm Ln Pc Pool M90966	4.0% 01 JAN 2010	—	113,213
	Fed Hm Ln Pool 1J1214	5.5% 01 SEP 2019	—	44,069
	Fed Hm Ln Pool E96852	4.5% 01 JUN 2013	—	246,389
	Fed Hm Ln Pool G11441	4.0% 01 AUG 2013	—	155,966
	Fed Hm Ln Pool G12021	4.0% 01 MAY 2014	—	399,176
	Fed Hm Ln Pool G12022	4.5% 01 NOV 2013	—	93,062
	Fed Hm Ln Pool G12024	4.5% 01 AUG 2018	—	777,657
	Fed Hm Ln Pool G13235	4.5% 01 AUG 2020	—	998,823
	Fed Hm Ln Pool M80817	4.0% 01 MAY 2010	—	352,698

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Fed Hm Ln Pool M80845	4.5% 01 SEP 2010	—	174,362
Fed Republic Of Brazil	8.25% 20 JAN 2034	—	487,314
Fed Republic Of Brazil	6.0% 17 JAN 2017	—	813,388
Federal Home Ln Mtg	5.0% 15 JUL 2025	—	234,718
Federal Home Ln Mtg	5.0% 15 SEP 2027	—	694,020
Federal Home Ln Mtg	5.0% 15 DEC 2027	—	1,305,761
Federal Home Ln Mtg	1.0% 15 FEB 2019	—	340,509
Federal Home Ln Mtg Corp	6.0% 15 FEB 2011	—	1,830
Federal Home Ln Mtg Corp	4.125% 21 DEC 2012	—	1,565,519
Federal Natl Mtg Assn	5.503% 25 SEP 2011	—	451,471
Federal Natl Mtg Assn	4.0% 01 DEC 2099	—	4,720,861
Federal Natl Mtg Assn	1.0% 25 MAY 2030	—	2,262,763
Federal Natl Mtg Assn	3.25% 09 APR 2013	—	1,532,818
Federal Natl Mtg Assn	5.375% 15 NOV 2011	—	2,056,042
Federal Natl Mtg Assn	5.703% 25 MAY 2011	—	253,812
Federal Natl Mtg Assn	5.139% 25 DEC 2011	—	248,549
Federal Natl Mtg Assn	4.768% 25 APR 2012	—	252,156
Federal Natl Mtg Assn	2.625% 20 NOV 2014	—	6,956,873
FICO Strip Cpn	0.01% 08 AUG 2015	—	347,511
Financing Corp	10.7% 06 OCT 2017	—	332,927
Financing Corp	9.8% 06 APR 2018	—	473,614
Financing Corp	0.01% 27 DEC 2018	—	212,763
Financing Corp	0.01% 07 MAR 2019	—	225,797
Financing Corp	0.01% 06 OCT 2015	—	156,307
Financing Corp	0.01% 03 FEB 2017	—	2,076,688
Financing Corp	0.01% 26 SEP 2014	—	602,411
Financing Corp	0.01% 26 SEP 2019	—	261,045
Financing Corp	0.1% 11 MAY 2013	—	714,997
Financing Corp	0.01% 27 DEC 2012	—	1,672,074
Financing Corp	0.01% 06 JUN 2013	—	809,008
Financing Corp	0.01% 30 NOV 2017	—	2,081,415
FNMA Pool 125420	5.5% 01 MAY 2011	—	4,343
FNMA Pool 254088	5.5% 01 DEC 2016	—	87,941
FNMA Pool 254140	5.5% 01 JAN 2017	—	262,004
FNMA Pool 254693	5.5% 01 APR 2033	—	743,105
FNMA Pool 254722	5.5% 01 MAY 2018	—	656,273
FNMA Pool 254763	4.0% 01 MAY 2010	—	140,442
FNMA Pool 254836	4.0% 01 JUL 2010	—	189,298
FNMA Pool 255276	4.0% 01 JUN 2011	—	190,039
FNMA Pool 255364	6.0% 01 SEP 2034	—	628,538
FNMA Pool 255765	5.0% 01 JUL 2020	—	199,512
FNMA Pool 256101	5.5% 01 FEB 2036	—	2,262,112
FNMA Pool 256269	5.5% 01 JUN 2036	—	1,885,612
FNMA Pool 256270	4.5% 01 FEB 2039	—	164,011
FNMA Pool 323348	8.5% 01 JUN 2012	—	2,342
FNMA Pool 343347	5.5% 01 APR 2011	—	47,895
FNMA Pool 357585	4.5% 01 MAY 2011	—	214,039
FNMA Pool 386255	3.530% 01 JUL 2010	—	497,519
FNMA Pool 456654	5.5% 01 FEB 2014	—	52,448

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

FNMA Pool 545696	6.0% 01 JUN 2022	—	494,343
FNMA Pool 545904	5.5% 01 SEPT 2017	—	471,211
FNMA Pool 555541	1.0% 01 APR 2033	—	93,271
FNMA Pool 623505	6.0% 01 DEC 2011	—	125,209
FNMA Pool 722999	5.0% 01 JUL 2018	—	1,336,937
FNMA Pool 725027	5.0% 01 NOV 2033	—	380,487
FNMA Pool 725222	5.5% 01 FEB 2034	—	895,284
FNMA Pool 725423	5.5% 01 MAY 2034	—	644,429
FNMA Pool 725424	5.5% 01 APR 2034	—	330,049
FNMA Pool 725690	6.0% 01 AUG 2034	—	239,432
FNMA Pool 725946	5.5% 01 NOV 2034	—	862,576
FNMA Pool 735224	5.5% 01 FEB 2035	—	1,639,954
FNMA Pool 735654	1.0% 01 OCT 2044	—	136,190
FNMA Pool 743132	5.0% 01 OCT 2018	—	1,245,557
FNMA Pool 745275	5.0% 01 FEB 2036	—	2,985,356
FNMA Pool 745327	6.0% 01 MAR 2036	—	483,411
FNMA Pool 745569	4.0% 01 NOV 2013	—	275,834
FNMA Pool 745571	4.0% 01 JAN 2019	—	1,467,977
FNMA Pool 756363	1.0% 01 DEC 2033	—	293,798
FNMA Pool 759866	5.5% 01 FEB 2034	—	351,580
FNMA Pool 831540	6.0% 01 JUN 2036	—	1,472,868
FNMA Pool 837220	4.5% 01 AUG 2020	—	4,074,120
FNMA Pool 841068	5.5% 01 AUG 2035	—	561,021
FNMA Pool 844444	5.0% 01 DEC 2035	—	2,125,923
FNMA Pool 848647	5.5% 01 JAN 2036	—	1,431,292
FNMA Pool 871117	5.5% 01 DEC 2036	—	2,039,728
FNMA Pool 871288	6.0% 01 MAY 2036	—	836,457
FNMA Pool 880611	5.5% 01 MAR 2036	—	993,479
FNMA Pool 880611	5.5% 01 MAR 2036	—	2,233,104
FNMA Pool 880626	5.5% 01 APR 2036	—	4,066,358
FNMA Pool 881655	1.0% 01 MAR 2036	—	263,255
FNMA Pool 887049	6.0% 01 AUG 2036	—	258,534
FNMA Pool 888021	6.0% 01 DEC 2036	—	350,677
FNMA Pool 888521	1.0% 01 MAR 2034	—	511,388
FNMA Pool 888789	5.0% 01 JUL 2036	—	409,979
FNMA Pool 889004	5.073% 01 AUG 2037	—	962,553
FNMA Pool 889040	5.0% 01 JUN 2037	—	1,030,803
FNMA Pool 893537	5.5% 01 SEP 2021	—	40,545
FNMA Pool 902397	1.0% 01 NOV 2036	—	339,815
FNMA Pool 918353	6.0% 01 MAY 2037	—	2,304,997
FNMA Pool 920602	6.5% 01 NOV 2037	—	3,308,706
FNMA Pool 922328	5.5% 01 FEB 2022	—	44,424
FNMA Pool 928373	4.5% 01 MAR 2036	—	743,434
FNMA Pool 931745	5.0% 01 AUG 2024	—	7,174,268
FNMA Pool 947052	6.0% 01 SEP 2038	—	5,811,715
FNMA Pool 965616	6.0% 01 DEC 2037	—	33,521
FNMA Pool 966476	6.0% 01 01 2038	—	276,208
FNMA Pool 988457	5.5% 01 OCT 2023	—	832,923
FNMA Pool 995051	6.0% 01 MAR 2037	—	3,252,700

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

FNMA Pool AD0245	5.0% 01 AUG 2038	—	5,803,609
FNMA Pool AD0248	5.5% 01 NOV 2037	—	975,655
FNMA TBA JAN 30	5.0% 01 DEC 2099	—	(14,050,724)
FNMA TBA JAN 30	5.5% 01 DEC 2099	—	(1,023,796)
FNMA TBA JAN 30	6.0% 01 DEC 2099	—	(10,328,136)
FNMA TBA JAN 30 Single Fam	6.5% 01 DEC 2099	—	6,101,601
Freddie Mac	6.0% 01 JUN 2036	—	53,199
GNMA I TBA JAN 30	6.5% 01 DEC 2099	—	(519,922)
GNMA I TBA JAN 30 Single Fam	5.5% 01 DEC 2099	—	1,178,244
GNMA I TBA JAN 30 Single Fam	6.0% 01 DEC 2099	—	387,534
GNMA Pool 677228	6.0% 15 AUG 2038	—	630,805
GNMA Pool 688098	6.0% 15 NOV 2038	—	55,981
GNMA Pool 782469	6.0% 15 NOV 2038	—	689,019
Government Natl Mtg Assn	3.022% 16 JAN 2019	—	645,698
Government Natl Mtg Assn	4.241% 16 JUL 2029	—	112,451
Government Natl Mtg Assn	4.201% 16 AUG 2026	—	323,602
Government Natl Mtg Assn	2.712% 16 FEB 2020	—	264,622
Government Natl Mtg Assn	3.206% 16 APR 2018	—	106,382
Government Natl Mtg Assn	3.11% 16 JAN 2019	—	170,444
Government Natl Mtg Assn	2.946% 16 MAR 2019	—	194,905
Government Natl Mtg Assn	3.084% 16 APR 2022	—	255,714
Italy Rep	5.375% 12 JUN 2017	—	511,770
Michigan Tob Settlement	7.309% 01 JUN 2034	—	758,076
Ontario Prov CDA	4.15% 16 JUN 2014	—	1,240,224
Ontario Prov CDA	4.5% 03 FEB 2015	—	1,239,408
Peru Rep	9.875% 06 FEB 2015	—	544,411
Peru Rep	8.375% 03 MAY 2016	—	236,211
Quebec Prov CDA	4.60% 26 MAY 2016	—	1,231,972
Republic Of Croatia	6.75% 05 NOV 2019	—	416,128
Republic Of Lithuania	6.75% 15 JAN 2015	—	393,348
Republic Of Poland	6.375% 15 JUL 2019	—	329,798
Resolution FDG PBE CPN Strips	0.01% 15 APR 2015	—	716,423
Resolution FDG PBE CPN Strips	0.01% 15 JAN 2014	—	332,358
Resolution FDG PBE CPN Strips	0.01% 15 JAN 2017	—	1,451,057
Resolution FDG PBE CPN Strips	0.01% 15 JUL 2017	—	518,700
Russian Fedn	1.0% 31 MAR 2030	—	506,726
Small Business Admin	7.19% 01 DEC 2019	—	292,770
Small Business Admin	5.68% 01 JUN 2028	—	1,100,167
Small Business Admin	7.06% 01 NOV 2019	—	162,452
Tobacco Settlement Fin Auth	7.467% 01 JUN 2047	—	429,697
Tobacco Settlement Fin Iowa	6.5% 01 JUN 2023	—	78,368
United Mexican Sts	5.625% 15 JAN 2017	—	489,442
United States N/B	1.125% 30 JUN 2011	—	11,028,687
United States Treas Bds	8.875% 15 AUG 2017	—	1,019,954
United States Treas Bds	8.875% 15 AUG 2017	—	5,733,075
United States Treas Bds	9.125% 15 MAY 2018	—	686,504
United States Treas Bds	8.5% 15 FEB 2020	—	271,087
United States Treas Bds	7.875% 15 FEB 2021	—	2,234,867
United States Treas Bds	8.125% 15 MAY 2021	—	669,006

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

United States Treas Bds	8.0% 15 NOV 2021	—	399,569
United States Treas Bds	7.625% 15 NOV 2022	—	1,565,633
United States Treas Nts	1.125% 15 JAN 2012	—	1,499,976
United States Treas Nts	2.375% 31 AUG 2014	—	5,718,704
United States Treas Nts	4.0% 15 AUG 2018	—	3,895,950
United States Treas Nts	1.125% 15 JAN 2012	—	4,788,197
United States Treas Nts	3.0% 31 AUG 2016	—	1,250,571
United States Treas Nts	4.875% 31 JUL 2011	—	1,350,355
United States Treas Nts	2.75% 15 FEB 2019	—	2,958,024
United States Treas Nts	3.0% 15 JUL 2012	—	1,593,056
United States Treas Nts	3.625% 31 DEC 2012	—	2,632,205
United States Treas Nts	3.75% 15 NOV 2018	—	5,822,374
United States Treas Nts	1.75% 15 NOV 2011	—	3,001,037
United States Treas Nts	1.75% 31 JAN 2014	—	8,894,865
United States Treas Nts	2.375% 31 AUG 2014	—	8,359,599
United States Treas Nts	4.875% 31 MAY 2011	—	8,995,623
United States Treas Nts	3.5% 15 FEB 2018	—	10,792,109
US Treasury	4.25% 15 MAY 2039	—	660,658
US Treasury	2.5% 31 MAR 2013	—	4,359,467
US Treasury	0.875% 30 APR 2011	—	14,250,263
US Treasury	1.0% 31 AUG 2011	—	10,294,845
US Treasury N/B	2.375% 30 SEP 2014	—	96,986
US Treasury N/B	3.25% 31 DEC 2016	—	2,036,680
WI Treasury N/B	1.125% 15 DEC 2012	—	4,191,390
WI Treasury N/B	2.75% 30 NOV 2016	—	2,165,798
WI Treasury Sec	0.875% 31 MAY 2011	—	10,512,625

			285,792,869

Corporate and Other Obligations

317U175B7 IRO USD Swaption	JUN10 5Y 5.0 PUT	—	(1,790)
317U186B4 IRO USD Swaption	AUG10 5Y 5.5 PUT	—	(5,055)
317U219B5 IRO USD Swaption	AUG10 10Y 6.0 PUT	—	(12,606)
317U299B8 IRO USD Swaption	APR10 4.25 PUT	—	(39,386)
317U324B7 Swaption BOA 10Y	APR10 3.25 CALL	—	(3,685)
317U326B5 Swaption DUB 10Y	APR10 3.25 CALL	—	(8,950)
317U366B6 IRO USD Swaption	APR10 5.0 PUT	—	(23,885)
317U374B6 IRO USD Swaption	JUL12 10.0 PUT	—	(9,393)
317U392B4 IRO USD 10Y	FEB10 4 PUT	—	(19,659)
317U393B3 IRO USD 10Y	FEB10 3.25 CALL	—	(367)
317U395B1 IRO USD 7Y	FEB10 3.5 PUT	—	(64,431)
317U428B2 IRO USD 10Y	JUL12 10.0 PUT	—	(447)
Ace Ina Hldg Inc	5.7% 15 FEB 2017	—	316,604
Ace Ina Hldg Inc	5.6% 15 MAY 2015	—	194,178
Aep Tex Cent Transition	4.98% 01 JUL 2015	—	310,916
American Gen Fin Corp	4.875% 15 JUL 2012	—	152,327
Aetna Inc	6.0% 15 JUN 2016	—	128,361
Agilent Technologies Inc	6.5% 01 NOV 2017	—	522,711

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	Alcoa Inc	6.75% 15 JUL 2018	—	124,716
	Allied Waste	7.25% 15 MAR 2015	—	214,644
	Allied Waste	7.125% 15 MAT 2016	—	145,835
	Allied World Assurn	7.5% 01 AUG 2016	—	172,336
	Allstate Corp	6.125% 15 MAY 2067	—	306,341
	Allstate Life Gbl Fdg	6.375% 30 APR 2013	—	558,592
	Altria Group Inc	9.7% 10 NOV 2018	—	755,685
	Altria Group Inc	9.7% 10 NOV 2018	—	1,154,686
	Amer Express Credit	5.125% 25 AUG 2014	—	401,956
	Ameren Corporation	8.875% 15 MAY 2014	—	230,711
	American Express Bk	5.55% 17 OCT 2012	—	418,404
	American Express Bk	1.0% 12 JUN 2012	—	664,245
	American Express Centurion	5.55% 17 OCT 2012	—	862,958
	American Express Co	5.5% 12 SEP 2016	—	354,749
	American Express Co	6.15% 28 AUG 2017	—	557,108
	American Express Co	7.25% 20 MAY 2014	—	270,397
	American Express Co	8.125% 20 MAY 2019	—	417,279
	American Express Corp	1.0% 04 OCT 2010	—	292,665
	American Express Cr Corp	1.0% 02 DEC 2010	—	292,342
	American Express Cr Corp	7.3% 20 AUG 2013	—	500,167
	American Gen Fin Corp	4.875% 15 MAY 2010	—	868,114
	American Honda Fin Corp	4.625% 02 APR 2013	—	552,722
	American Honda Fin Corp	7.625% 01 OCT 2018	—	229,243
	American Transmission	5.25% 15 JAN 2022	—	173,849
	Americredit Automobile	3.43% 06 JUL 2011	—	76,149
	Americredit Automobile Receiv	4.47% 12 JAN 2012	—	52,934
	Americredit Prime Automobile	5.35% 09 SEP 2013	—	105,316
	Ameriprise Finl Inc	5.65% 15 NOV 2015	—	92,819
	Amgen Inc	4.85% 18 NOV 2014	—	642,333
	Amgen Inc	6.4% 01 FEB 2039	—	134,155
	Amvescap Plc	5.375% 15 DEC 2014	—	148,655
	Anadarko Pete Corp	5.95% 15 SEP 2016	—	81,467
	Anadrako Pete Corp	8.7% 15 MAR 2019	—	358,919
	Anheuser Busch Cos	6.45% 01 SEP 2037	—	832,624
	Anheuser Busch Inbev	5.375% 15 NOV 2014	—	1,190,905
	Apache Corp	5.25% 15 APR 2013	—	209,642
	Arcelor Mittal USA Inc	6.5% 15 APR 2014	—	208,784
	Arcelormittal	6.125% 01 JUN 2018	—	373,419
	Assurant Inc	5.625% 15 FEB 2014	—	205,587
	AT&T Corp	7.3% 15 NOV 2011	—	484,631
	AT&T Inc	4.85% 15 FEB 2014	—	1,419,613
	AT&T Wireless	7.875% 01 MAR 2011	—	189,156
	Autozone Inc	5.75% 15 JAN 2015	—	540,982
	Avalonbay Cmntys Inc	5.5% 15 JAN 2012	—	169,626
	BA Cr Card Tr	1.0% 16 DEC 2013	—	997,345
	BA Cr Card Tr	1.0% 15 SEP 2012	—	550,282
	Baker Hughes Inc	6.5% 15 NOV 2013	—	193,210
*	Banc Amer Coml Mtg	5.334% 10 SEP 2045	—	667,573
*	Banc Amer Coml Mtg	5.492% 10 FEB 2051	—	528,099

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

*	Bank Amer Corp	5.42% 15 MAR 2017	—	289,646
*	Bank Amer Corp	5.49% 15 MAR 2019	—	831,707
*	Bank Amer Corp	7.375% 15 MAY 2014	—	338,509
*	Bank Amer Corp	5.75% 01 DEC 2017	—	1,101,752
*	Bank Amer Corp	4.5% 01 AUG 2010	—	654,057
*	Bank Amer Fdg Corp	1.000% 25 MAY 2035	—	278,241
*	Bank Amer Fdg Corp	5.65% 01 MAY 2018	—	928,802
	Bank New York Inc	4.95% 01 NOV 2012	—	379,222
	Bank New York Inc	4.5% 01 APR 2013	—	573,257
*	Bank of America Corp	7.375% 15 MAY 2014	—	144,282
	Barclays Bank	5.2% 10 JUL 2014	—	679,100
	Barclays Bank Plc	6.75% 22 MAY 2019	—	169,106
	Barclays Bank Plc	5.0% 22 SEP 2016	—	319,819
	Bayview Finl Secs	1.0% 28 DEC 2035	—	145,586
	Bayview Finl Secs	5.208% 28 APR 2039	—	317,784
	Bear Stearns Alt A	1.0% 25 FEB 2036	—	234,871
	Bear Stearns Alt A	1.0% 25 MAY 2036	—	86,783
	Bear Stearns Alt A	1.0% 25 JAN 2047	—	138,611
	Bear Stearns Arm Tr	1.000% 25 AUG 2033	—	188,279
	Bear Stearns Coml Mtg	1.0% 11 JUN 2040	—	902,400
	Bear Stearns Coml Mtg	4.24% 13 AUG 2039	—	364,456
	Bear Stearns Coml Mtg	4.484% 11 JUN 2041	—	244,822
	Bear Stearns Coml Mtg	1.0% 11 SEP 2038	—	225,583
	Bear Stearns Coml Mtg	5.5 18% 11 SEP 2041	—	126,884
	Bear Stearns Coml Mtg	5.533% 12 OCT 2041	—	200,787
	Bear Stearns Coml Mtg Secs	1.0% 11 SEP 2038	—	253,266
	Bear Stearns Cos Inc	5.3% 30 OCT 2015	—	827,598
	Bear Stearns Cos Inc	5.35% 01 FEB 2012	—	540,438
	Bear Stearns Cos Inc	5.55% 22 JAN 2017	—	327,760
	Bear Stearns Tr	5.54% 11 SEP 2041	—	652,539
	Berkshire Hathaway	5.4% 15 MAY 2018	—	592,708
	Berkshire Hathaway Fin Corp	4.2% 15 DEC 2010	—	278,467
	BHP Fin USA Ltd	7.25% 01 MAR 2016	—	266,421
	BK Cap Mkts Plc	3.875% 10 MAR 2015	—	1,014,963
	Boeing Co	5.125% 15 FEB 2013	—	475,679
	Boeing Co	6.0% 15 MAR 2019	—	366,183
	Boston Pptys Ltd Partnership	6.25% 15 JAN 2013	—	312,721
	Boston Pptys Ltd Partnership	5.0% 01 JUN 2015	—	166,039
	Boston Pptys Ltd Partnership	5.625% 15 APR 2015	—	130,887
	Boston Scientific	4.5% 15 JAN 2015	—	416,541
	Bottling Group LLC	6.95% 15 MAR 2014	—	517,689
	Bottling Group LLC	6.95% 15 MAR 2014	—	343,250
	British Telecommunications	1.0% 15 DEC 2010	—	654,912
	British Telecommunications	1.0% 15 DEC 2010	—	151,940
	Bunge Ltd Fin Corp	5.875% 15 MAY 2013	—	117,085
	Bunge Ltd Fin Corp	8.5% 15 JUN 2019	—	279,851
	Burlington Northern	7.0% 01 FEB 2014	—	327,462
	Burlington Rs Fin	6.5% 01 DEC 2011	—	224,802
	California St	5.0% 01 NOV 2037	—	440,889

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Campbell Soup Co	6.75% 15 FEB 2011	—	307,002
Canadian Nat Res Ltd	5.15% 01 FEB 2013	—	98,894
Canadian Pac Ry Co	6.5% 15 MAY 2018	—	64,473
Capital Auto Receivables	5.42% 15 DEC 2014	—	601,137
Capital One Auto Fin Tr	5.13% 16 APR 2012	—	287,409
Capital One Bank	8.8% 15 JUL 2019	—	589,452
Capital One Multi Asset	5.05% 15 FEB 2016	—	761,032
Capital One Multi Asset	1.0% 15 MAR 2017	—	543,044
Carolina Power & Lt Co	6.5% 15 JUL 2012	—	686,316
Carolina Pwr & Lt Co	6.5% 15 JUL 2012	—	144,770
Caterpillar Financial	7.05% 01 OCT 2018	—	319,097
Caterpillar Financial	6.125% 17 FEB 2014	—	316,989
Caterpillar Financial	6.125% 17 FEB 2014	—	765,147
Caterpillar Financial	7.15% 15 FEB 2019	—	486,356
CCCIT 2009	2.25% 23 DEC 2014	—	475,286
CCCIT 2009 A5	2.25% 23 DEC 2014	—	484,985
CDP Financial	3.0% 25 NOV 2014	—	691,969
Cellco Part/Veri Wireless	5.55% 01 FEB 2014	—	647,522
Centerpoint Energy	5.09% 01 AUG 2014	—	1,419,334
Centerpoint Energy	5.17% 01 AUG 2019	—	376,900
CHAIT 2009 A8	1.0% 17 SEP 2012	—	1,272,046
Chase Issuance	1.0% 16 JUN 2014	—	1,252,564
Chesapeake Energy	7.5% 15 JUN 2014	—	59,860
Chesapeake Energy	9.5% 15 FEB 2015	—	348,876
Cincinnati Finl Corp	6.125% 01 NOV 2034	—	41,447
Cisco Sys Inc	5.25% 22 FEB 2011	—	338,695
Cisco Systems Inc	2.9% 17 NOV 2014	—	1,493,767
Citibank Cr Card Issuance	5.35% 07 FEB 2020	—	492,286
Citibank Cr Card Issuance	6.3% 20 JUN 2014	—	1,014,855
Citibank Cr Card Issuance	1.0% 09 JAN 2012	—	293,357
Citifinancial Mtg Secs	3.36% 25 JAN 2033	—	81,314
Citigroup Coml Mtg	5.431% 15 OCT 2049	—	208,908
Citigroup Inc	6.625% 15 JUN 2032	—	88,944
Citigroup Inc	6.0% 31 OCT 2033	—	424,998
Citigroup Inc	5.85% 11 DEC 2034	—	241,625
Citigroup Inc	6.125% 25 AUG 2036	—	289,391
Citigroup Inc	5.5% 15 FEB 2017	—	509,084
Citigroup Inc	8.125% 15 JUL 2039	—	275,983
Citigroup Inc	6.125% 21 NOV 2017	—	2,563,342
Citigroup Inc	5.5% 11 APR 2013	—	202,812
Citigroup Inc	5.3% 17 OCT 2012	—	1,054,592
Citigroup Inc	6.5% 18 JAN 2011	—	639,259
Citigroup Inc	4.625% 03 AUG 2010	—	124,749
Citigroup Inc	6.5% 19 AUG 2013	—	291,722
Citigroup Inc	1.0% 05 MAY 2011	—	2,404,648
Citigroup Inc	5.85% 02 JUL 2013	—	1,077,350
Citigroup Inc	5.5% 11 APR 2013	—	517,171
Citigroup Mtg	1.0% 25 MAY 2035	—	316,814
Citigroup Mtg	1.0% 25 MAR 2036	—	347,189

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Citigroup Mtg Ln Tr	1.0% 25 MAY 2037	—	32,573
Citigroup Mtg Ln Tr	1.0% 25 AUG 2035	—	356,845
Citigroup Residential Mtg Tr	1.0% 25 JUN 2037	—	47,427
City Natl Corp	5.125% 15 FEB 2013	—	240,213
Cleveland Elec	5.7% 01 APR 2017	—	398,321
Clorox Co	5.95% 15 OCT 2017	—	499,533
CNH Equip Tr	5.4% 17 OCT 2011	—	109,412
CNH Equip Tr	5.42% 17 MAR 2014	—	361,139
Coca Cola Co	5.35% 15 NOV 2017	—	347,699
Comcast Corp	4.95% 15 JUN 2016	—	356,593
Comcast Corp	4.95% 15 JUN 2016	—	647,894
Comcast Corp	5.85% 15 NOV 2015	—	1,010,282
Comcast Corp	6.3% 15NOV 2017	—	503,020
Comm 2001 J2	5.447% 16 JUL 2034	—	352,707
Comm Mtg Tr	1.0% 10 DEC 2049	—	651,954
Comm Mtg Tr	1.0% 10 DEC 2049	—	660,824
Commercial Mtg Asset Tr	1.0% 17 NOV 2032	—	263,232
Commercial Mtg Asset Tr	1.0% 17 NOV 2032	—	35,460
Commercial Mtg Ttr	5.736% 10 DEC 2049	—	173,645
Commercial Net Lease	6.15% 15 DEC 2015	—	172,674
Conagra Inc	7.875% 15 SEP 2010	—	11,263
Conoco Fdg Co	6.35% 15 OCT 2011	—	276,675
ConocoPhillips	5.75% 01 FEB 2019	—	727,992
ConocoPhillips Australia Fdg	5.5% 15 APR 2013	—	504,530
Consolidated Edison Co NY	5.3% 01 DEC 2016	—	814,854
Consumers Energy	5.375% 15 APR 2013	—	325,569
Corning Inc	6.2% 15 MAR 2016	—	176,470
Countrywide Alternative Ln Tr	1.000% 25 JUN 2037	—	1,334
Countrywide Finl Corp	6.25% 15 MAY 2016	—	72,627
Countrywide Finl Corp	5.8% 07 JUN 2012	—	140,166
Countrywide Home Loans Inc	4.0% 22 MAR 2011	—	263,716
Coventry Health Care Inc	6.125% 15 JAN 2015	—	28,029
Coventry Health Care Inc	5.95% 15 MAR 2017	—	75,388
Coventry Health Care Inc	6.3% 15 AUG 2014	—	248,737
Cox Communications	5.45% 15 DEC 2014	—	1,021,693
CPL Transition	5.96% 15 JUL 2015	—	344,725
Credit Suisee USA	5.5% 16 AUG 2011	—	722,208
Credit Suisee NY	6.0% 15 FEB 2018	—	445,189
Credit Suisse Coml Mtg	5.3 11% 15 DEC 2039	—	277,422
Credit Suisse Coml Mtg	5.467% 15 SEP 2039	—	636,702
Credit Suisse First Boston	5.5% 15 AUG 2013	—	148,759
Credit Suisse First Boston	1.0% 15 JAN 2037	—	309,052
Credit Suisse First Boston	1.0% 15 FEB 2038	—	287,977
Credit Suisse First Boston	1.0% 15 FEB 2039	—	619,045
Credit Suisse First Boston Mtg	6.38% 18 DEC 2035	—	690,748
Credit Suisse First Boston Mtg	1.0% 25 JAN 2036	—	4,298
CSMC 2006 C3 A3	1.0% 15 JUN 2038	—	487,515
CSX Corp	6.15% 01 MAY 2037	—	133,784
CWABS Inc	4.615% 25 FEB 2035	—	316,780

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Cwalt Alternative Ln Tr	1.0% 25 JUL 2021	—	397,792
Cwalt Inc	1.0% 25 DEC 2035	—	86,974
Cweq Home Equity Ln Tr	1.0% 25 JUN 2035	—	37,099
DaimlerChrysler Auto	4.71% 10 SEP 2012	—	251,102
DB Master Fin LLC	6.75% 05 NOV 2019	—	94,304
Deere John Cap Corp	5.25% 01 OCT 2012	—	369,700
Delhaize Group	6.5% 15 JUN 2017	—	286,807
Dell Inc	5.625% 15 APR 2014	—	234,428
Delta Air Lines	7.75% 17 DEC 2019	—	758,224
Detroit Edison	6.19% 01 MAR 2013	—	438,489
Deutsche Bank	5.375% 12 OCT 2012	—	728,580
Deutsche Telekom	8.5% 15 JUN 2010	—	404,318
Devon Energy	5.625% 15 JAN 2014	—	707,947
Diaego Cap Plc	7.375% 15 JAN 2014	—	475,221
Diageo Cap	7.375% 15 JAN 2014	—	752,434
Diaggeo Cap Plc	7.375% 15 JAN 2014	—	350,759
Directv Holding Fing	4.75% 01 OCT 2014	—	144,567
Discover Card	1.0% 16 OCT 2014	—	570,897
Discover Financial	10.25% 15 JUL 2019	—	686,256
Discovery Communications	5.625% 15 AUG 2019	—	222,182
Disney Walt Co	5.5% 15 MAR 2019	—	293,428
DLJ Coml Mtg Corp	7.18% 10 NOV 2033	—	499,036
Dominion Re Sinc Del	5.7% 17 SEP 2012	—	465,056
Donnelley RR & Sons	4.95% 01 APR 2014	—	88,056
Donnelley RR & Sons	5.5% 15 MAY 2015	—	326,720
Dow Chem Co	8.55% 15 MAY 2019	—	857,757
Dr Pepper Snapple Group	2.35% 21 DEC 2012	—	279,056
Du Pont	5.875% 15 JAN 2014	—	220,411
Du Pont E I	5.0% 15 JAN 2013	—	288,057
Duke Cap Corp	8.0% 01 OCT 2019	—	400,642
Duke Cap LLC	5.668% 15 AUG 2014	—	714,644
Duke Energy	5.1% 15 APR 2018	—	505,925
Duke Energy Corp	5.65% 15 JUN 2013	—	734,453
Duke Energy Corp	5.65% 15 JUN 2013	—	577,070
Duke Energy Field Svcs LLC	7.875% 16 AUG 2010	—	81,349
Dule Weks Realty	6.95% 15 MAR 2011	—	16,863
Echostar Dbs Corp	7.75% 31 MAY 2015	—	368,842
Edison Mission Energy	7.0% 15 MAY 2017	—	84,997
El Paso Corp	7.75% 15 JUN 2010	—	395,343
El Paso Corp	8.25% 15 FEB 2016	—	344,560
Electronic Data Syst Corp	6.0% 01 AUG 2013	—	508,170
Embarq Corp	7.995% 01 JUN 2036	—	668,109
Embarq Corp	7.082% 01 JUN 2016	—	405,146
Encana Corp	6.5% 15 MAY 2019	—	465,009
Enel Finance Intl	3.875% 07 OCT 2014	—	509,856
Energy Transfer Partners	6.0% 01 JUL 2013	—	705,894
Energy Transfer Partners LP	6.7% 01 JUL 2018	—	248,199
Energy Transfer Partners LP	7.5% 01 JUL 2038	—	248,631
Entergy Gulf	5.51% 01 OCT 2013	—	173,186

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Enterprise Prods	5.6% 15 OCT 2014	—	135,396
Enterprise Prods	5.6% 15 OCT 2014	—	499,925
EQT Corp	8.125% 01 JUN 2019	—	237,315
EQT Corp	8.125% 01 JUN 2019	—	152,560
Equifax Inc	7.0% 01 JUL 2037	—	235,616
ERP Oper Ltd Partnership	5.25% 15 SEP 2014	—	412,832
European Investment Bank	5.125% 30 MAY 2017	—	337,341
Express Scripts Inc	6.25% 15 JUN 2014	—	101,387
Federal Rlty Invt	5.65% 01 JUN 2016	—	263,979
Federal Rlty Invt	6.0% 15 JUL 2012	—	127,574
Federal Rlty Invt Tr	5.4% 01 DEC 2013	—	639,565
First Energy Corp	6.45% 15 NOV 2011	—	10,488
First Nationwide Trust	1.0% 25 AUG 2032	—	36,776
First Un Natl Bk	6.663% 12 JAN 2043	—	262,527
Ford Cr Auto	5.4% 15 AUG 2011	—	386,763
Ford Cr Auto Tr	5.8% 15 FEB 2013	—	103,025
Fortune Brands Inc	4.875% 01 DEC 2013	—	171,839
Fortune Brands Inc	5.375% 15 JAN 2016	—	170,372
Four Times Square Tr	7.795% 15 APR 2015	—	324,143
FPL Group Cap Inc	5.625% 01 SEP 2011	—	624,260
FPL Group Inc	1.0% 09 NOV 2012	—	751,856
France Telecom Sa	8.5% 01 MAR 2031	—	494,635
Freeport Mcmoran	8.375% 01 APR 2017	—	406,988
Gaz Capital Sa	6.212% 22 NOV 2016	—	605,640
GCCFC 2006 GG7	1.0% 10 JUL 2038	—	780,303
GE Coml Mtg Corp	3.915% 10 NOV 2038	—	242,099
General Mills Inc	5.65% 10 SEP 2012	—	351,138
General Dynamics Corp	5.25% 01 FEB 2014	—	877,917
General Elec Cap	5.875% 14 JAN 2038	—	2,232,321
General Elec Cap Corp	6.15% 07 AUG 2037	—	1,108,373
General Elec Cap Corp	5.875% 14 JAN 2038	—	543,364
General Elec Cap Corp	4.875% 04 MAR 2015	—	1,839,054
General Elec Cap Corp	5.875% 14 JAN 2038	—	67,921
General Elec Cap Corp	4.8% 01 MAY 2013	—	1,262,638
General Elec Cap Corp	5.875% 14 JAN 2038	—	1,326,714
General Mills	5.65% 10 SEP 2012	—	973,609
Genworth Finl Inc	6.5 15% 22 MAY 2018	—	308,793
Georgia Pwr Co	6.0% 01 NOV 2013	—	320,723
Glaxosmithkline Cap	6.375% 15 MAY 2038	—	270,904
Goldman Sachs Group	5.7% 01 SEP 2012	—	762,777
Goldman Sachs Group	6.75% 01 OCT 2037	—	527,823
Goldman Sachs Group	6.15% 01 APR 2018	—	1,444,937
Goldman Sachs Group	5.625% 15 JAN 2017	—	189,809
Goldman Sachs Group	6.75% 01 OCT 2037	—	261,398
Goldman Sachs Group Inc	6.75% 01 OCT 2037	—	603,226
Goldman Sachs Group Inc	6.25% 01 SEP 2017	—	944,036
Goldman Sachs Group Inc	7.5% 15 FEB 2019	—	456,987
Goldman Sachs Group Inc	4.75% 15 JUL 2013	—	649,811
Goodrich Corp	4.875% 01 MAR 2020	—	744,954

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Greenewich Cap Coml	4.883% 10 JUN 2036	—	381,250
Greenwich Cap Coml Fdg	4.022% 05 JAN 2036	—	95,578
Greenwich Capital Comm Fund	5.444% 10 MAR 2039	—	976,541
Greenwich Capital Fnd	5.444% 10 MAR 2039	—	401,851
GS Mtg Secs	1.0% 03 MAY 2018	—	755,556
GS Mtg Secs	1.0% 03 MAY 2018	—	489,370
GS Mtg Secs Corp	1.0% 25 DEC 2035	—	205,606
GS Mtg Secs Corp	1.0% 06 MAR 2020	—	133,448
GS Mtg Secs Corp II	4.751% 10 JUL 2039	—	710,223
GS Mtg Secs TR	5.479% 10 NOV 2039	—	1,293,933
GSMS 2004 GG2	1.0% 10 AUG 2038	—	350,822
Guardian Life Insurance	7.375% 30 SEP 2039	—	195,072
Hanover Ins Group	7.625% 15 OCT 2025	—	122,140
Harley Davidson Motorcycle	5.52% 15 NOV 2013	—	246,485
Hasbro Inc	6.125% 15 MAY 2014	—	287,525
Health Care Ppty Invs Inc	5.95% 15 SEP 2011	—	338,057
Healthcare Rlty	8.125% 01 MAY 2011	—	297,982
Healthcare Rlty	5.125% 01 APR 2014	—	226,501
Healthcare Rlty Tr Inc	5.125% 01 APR 2014	—	167,045
Heinz HJ Fin	6.0% 15 MAR 2012	—	346,234
Hess Corp	7.0% 15 FEB 2014	—	214,582
Home Dept Inc	5.875% 16 DEC 2036	—	472,059
Home Equity Asset Tr	1.0% 25 JUL 2035	—	135,185
Hospira Inc	5.55% 30 MAR 2012	—	1,016,461
Household Fin Corp	7.0% 15 MAY 2012	—	164,850
Hrpt Pptys Tr	1.0% 16 MAR 2011	—	125,358
HSBC Fin Corp	6.75% 15 MAY 2011	—	852,830
HSBC Hldgs Plc	6.8% 01 JUN 2038	—	371,526
HSI Asset Securitization Corp	1.0% 25 JAN 2036	—	53,818
Humana Inc	7.2% 15 JUN 2018	—	190,065
Huntington Natl Bk	4.375% 15 JAN 2010	—	244,551
Husky Energy	7.25% 15 DEC 2019	—	559,495
Hyundai Receivables Tr	5.25% 15 MAY 2013	—	318,448
Indymac Mbs Inc	1.0% 25 MAY 2036	—	129,842
International Paper	5.3% 01 APR 2015	—	302,498
International Paper	7.95% 15 JUN 2018	—	236,912
Intl Bk Recon & Develop	9.25% 15 JUL 2017	—	164,877
Intl Lease Fin Corp	5.75% 15 JUN 2011	—	89,868
Intl Lease Fin Corp	5.4% 15 FEB 2012	—	510,306
Jefferies Group Inc	7.75% 15 MAR 2012	—	71,939
Jefferies Group Inc	6.25% 15 JAN 2036	—	272,805
Johnson & Johnson	5.55% 15 AUG 2017	—	339,838
JP Morgan Chase	6.75% 01 FEB 2011	—	252,779
JP Morgan Chase & Co	5.75% 02 JAN 2013	—	542,429
JP Morgan Chase & Co	6.0% 15 JAN 2018	—	872,706
JP Morgan Chase Bank	6.0% 01 OCT 2017	—	523,613
JP Morgan Chase Coml Mtg	4.184% 12 JAN 2037	—	502,664
JP Morgan Chase Coml Mtg	4.625% 15 MAR 2046	—	258,366
JP Morgan Chase Coml Mtg	6.26% 15 MAR 2033	—	668,210

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

JP Morgan Chase Coml Mtg	1.0% 15 APR 2045	—	1,147,819
JP Morgan Chase Coml Mtg	1.0% 12 FEB 2049	—	363,725
JP Morgan Chase Coml Mtg	1.0% 12 DEC 2044	—	221,398
JP Morgan Chase Coml Mtg	1.0% 12 JUN 2043	—	654,180
JP Morgan Chase Coml Mtg	5.552% 12 MAY 2045	—	488,093
JP Morgan Chase Coml Mtg	5.429% 12 DEC 2043	—	586,713
JP Morgan Chase Coml Mtg	1.0% 15 JUN 2049	—	753,825
JP Morgan Chase Coml Mtg	4.302% 15 JAN 2038	—	422,752
JP Morgan Chase Coml Mtg	5.198% 15 DEC 2044	—	418,774
JP Morgan Chase Coml Mtg	5.437% 12 DEC 2044	—	547,251
JP Morgan Chase & Co	5.125% 15 SEP 2014	—	717,007
JP Morgan Chase & Co	4.75% 01 MAY 2013	—	366,504
Kellogg Co	5.125% 03 DEC 2012	—	705,895
Kinder Morgan Energy	6.85% 15 FEB 2020	—	672,690
Kinder Morgan Energy Partners	5.0% 15 DEC 2013	—	729,042
Kraft Foods Inc	7.0% 11 AUG 2037	—	406,258
Kraft Foods Inc	6.5% 11 AUG 2017	—	265,323
Kraft Foods Inc	6.75% 19 FEB 2014	—	719,275
Kraft Foods Inc	6.0% 11 FEB 2013	—	125,871
Kraft Foods Inc	6.125% 01 FEB 2018	—	879,379
Kreditanstalt Fur	4.875% 17 JAN 2017	—	292,594
Kreditanstalt Fur Wiederaufbau	3.5% 10 MAR 2014	—	1,889,708
Kroger Co	6.4% 15 AUG 2017	—	122,878
Kroger Co	6.75% 15 APR 2012	—	411,290
Kroger Co	6.2% 15 JUN 2012	—	282,369
Kroger Co	6.4% 15 AUG 2017	—	154,933
L 3 Communications	6.375% 15 OCT 2015	—	196,354
Lafarge Sa	6.15% 15 JUL 2011	—	170,217
LB UBS	5.372% 15 SEP 2039	—	666,650
LB UBS Coml Mtg	5.3% 15 NOV 2038	—	646,411
LB UBS Coml Mtg	4.647% 15 JUL 2030	—	835,129
LB UBS Coml Mtg	5.424% 15 FEB 2040	—	336,148
LB UBS Coml Mtg Mtg	6.365% 15 DEC 2028	—	398,346
LB UBS Coml Mtg Tr	1.0% 15 APR 2041	—	321,401
LB UBS Coml Mtg Tr	1.0% 15 JUN 2029	—	180,287
LB UBS Coml Mtg Tr	1.0% 15 JU 2038	—	652,765
Liberty Ppty Ltd	5.5% 15 DEC 2016	—	63,206
Liberty Ppty Ltd	6.625% 01 OCT 2017	—	37,941
Lilly Eli & Co	4.2% 06 MAR 2014	—	836,187
Limited Inc	5.25% 01 NOV 2014	—	302,037
Limited Inc	6.9% 15 JUL 2017	—	42,983
Lincoln Natl Corp	8.75% 01 JUL 2019	—	113,993
Lincoln Natl Corp	1.0% 12 MAR 2020	—	263,660
Lincoln Natl Corp	6.25% 15 FEB 2020	—	231,336
LSI Open Position Net Asset	0.01% 31 DEC 2060	—	16,695
Lubrizol Corp	8.875% 01 FEB 2019	—	328,335
M & I Marshall & Ilsley Bk	6.375% 01 SEP 2011	—	300,047
M&T Bank Corp	5.375% 24 MAY 2012	—	224,376
Mack Cali Rlty	5.125% 15 JAN 2015	—	186,969

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Mack Cali Rlty	5.05% 15 APR 2010	—	137,756
Mack Cali Rlty	5.25% 15 JAN 2012	—	200,224
Macys Retail Hldgs	5.35% 15 MAR 2012	—	799,108
Manufacturers & Traders	1.0% 28 DEC 2020	—	217,541
Marathon Oil Corp	6.5% 15 FEB 2014	—	210,978
Marathon Oil Corp	7.5% 15 FEB 2019	—	558,777
Masco Corp	1.0% 12 MAR 2010	—	150,987
Masco Corp	6.125% 03 OCT 2016	—	410,112
Mass Mutual Global	3.625% 16 JUL 2012	—	219,129
Mass Mutual Life Ins	8.875% 01 JUN 2039	—	389,867
Master Asset Backed Secs	1.0% 25 AUG 2036	—	326,381
MBNA Corp	6.125% 01 MAR 2013	—	103,766
MBNA Corp ST Mtn	7.5% 15 MAR 2012	—	379,144
MBNA Cr Card Master Nt	1.0% 16 AUG 2021	—	486,630
MBNA Cr Card Master Nt	4.45% 15 AUG 2016	—	544,839
McGraw Hill	6.55% 15 NOV 2037	—	177,748
McKesson Corp	6.5% 15 FEB 2014	—	259,666
Medco Health Solutions	6.125% 15 MAR 2013	—	701,093
Medco Health Solutions	7.25% 15 AUG 2013	—	92,363
Merril Lynch Mtg	1.0% 25 AUG 2036	—	200,126
Merril Lynch Mtg	1.0% 12 NOV 2037	—	329,195
Merril Lynch Mtg Tr	5.403% 12 JUL 2034	—	207,687
Merril Lynch Mtg Tr	1.0% 12 NOV 2037	—	197,364
Merrill Lynch & Co	6.875% 25 APR 2018	—	1,264,611
Merrill Lynch & Co Inc	5.45% 05 FEB 2013	—	1,039,519
Merrill Lynch & Co Inc	6.875% 25 APR 2018	—	790,382
Merrill Lynch & Co Inc	6.050% 16 MAY 2016	—	498,385
Met Life Global Funding	5.125% 10 JUN 2014	—	310,536
Metlife Inc	6.75% 01 JUN 2016	—	334,072
Metlife Inc	7.717% 15 FEB 2019	—	135,629
Metlife Inc	5.0% 15 JUN 2015	—	977,308
Mid St Tr IV	8.33% 01 APR 2030	—	444,088
MidAmerican Fdg LLV	6.75% 01 MAR 2011	—	459,710
MidAmerican Energy	6.5% 15 SEP 2037	—	410,214
ML CFC Coml Mtg	1.0% 12 FEB 2039	—	2,589,392
ML CFC Coml Mtg	5.7% 12 SEP 2049	—	614,213
ML CFC Coml Mtg	1.0% 12 JUN 2046	—	364,882
Mohawk Inds Inc	1.0% 15 JAN 2016	—	374,686
Morgan Stanley	5.95% 28 DEC 2017	—	701,152
Morgan Stanley	5.25% 02 NOV 2012	—	322,602
Morgan Stanley	5.45% 09 JAN 2017	—	430,033
Morgan Stanley	5.3% 01 MAR 2013	—	381,438
Morgan Stanley	5.75% 18 OCT 2016	—	334,897
Morgan Stanley Cap I	1.0% 11 JUN 2042	—	500,496
Morgan Stanley Cap I	5.569% 15 DEC 2044	—	295,913
Morgan Stanley Cap I	4.89% 12 JUN 2047	—	1,187,857
Morgan Stanley Cap I	4.989% 13 AUG 2042	—	994,116
Morgan Stanley Cap I	1.0% 12 AUG 2041	—	661,087
Morgan Stanley Cap I	4.809% 14 JAN 2042	—	49,848

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Morgan Stanley Cap I	5.090%12 OCT 2052	—	325,606
Morgan Stanley Cap I	5.325% 15 DEC 2043	—	243,673
Morgan Stanley Cap I TR	1.0% 11 JUN 2042	—	396,619
Morgan Stanley Cap I TR	5.569% 15 DEC 2044	—	491,855
Morgan Stanley Dean Witter Cap	1.0% 03 SEP 2015	—	594,142
Morgan Stanley Group	6.25% 28 AUG 2017	—	102,073
Morgan Stanley Group	6.625% 01 APR 2018	—	1,374,738
Morgan Stanley Group	1.0% 15 OCT 2015	—	1,284,136
Morgan Stanley Group	6.75% 15 APR 2011	—	476,689
Morgan Stanley Group	5.75% 18 OCT 2016	—	309,526
Morgan Stanley Group Inc	5.3% 01 MAR 2013	—	685,557
Motorola Inc	7.625% 15 NOV 2010	—	26,347
Nabors Inds Inc	9.25% 15 JAN 2019	—	431,242
National Grid Plc	6.3% 01 AUG 2016	—	531,868
Nationwide Health Pptys Inc	6.5% 15 JUL 2011	—	320,350
Natl City Bank	6.25% 15 MAR 2011	—	285,992
Natl City Bk	1.0% 18 JUN 2010	—	292,984
Nevada Pwr Co	6.75% 01 JUL 2037	—	172,116
Nevada Pwr Co	6.5% 01 AUG 2018	—	262,027
New York Life Global	5.25% 16 OCT 2012	—	398,603
New York Life Global	4.65% 09 MAY 2013	—	693,472
News Amer Hldgs	7.7% 30 OCT 2025	—	398,414
News Amer Hldgs	6.65% 15 NOV 2037	—	1,415,449
News Amer Hldgs Inc	9.25% 01 FEB 2013	—	233,945
News Amer Inc	6.4% 15 DEC 2035	—	85,370
News America Inc	7.85% 01 MAR 2039	—	491,968
Niagara Mohawk Pwr Corp	3.553% 01 OCT 2014	—	365,665
Nisource Fin Corp	7.875% 15 NOV 2010	—	205,080
Nisource Fin Corp	6.8% 15 JAN 2019	—	387,030
Nisource Fin Corp	5.25% 15 SEP 2011	—	336,713
Nisource Finance Corp	6.125% 01 MAR 2022	—	364,343
Nissan Auto Receivables	5.05% 17 NOV 2014	—	283,637
Noble Energy Inc	8.25% 01 MAR 2019	—	406,053
Nomura Asset Accep Corp	1.0% 25 FEB 2035	—	157,789
Norfolk Southn Corp	6.75% 15 FEB 2011	—	149,845
Norfolk Southn Corp	5.75% 01 APR 2018	—	201,757
Northern Trust	4.625% 01 MAY 2014	—	333,531
Northrop Gruman Corp	7.125% 15 FEB 2011	—	160,486
Nucor Corp	5.0% 01 DEC 2012	—	373,641
Oracle Corp	4.95% 15 APR 2013	—	225,656
Oracle Corp	4.95% 15 APR 2013	—	341,108
Oracle Corp	4.95% 15 APR 2013	—	164,781
Oracle Corp	5.0% 15 JAN 2011	—	172,912
Owens Brockway Glass	6.75% 01 DEC 2014	—	300,032
Owens Corning	6.5% 01 DEC 2016	—	209,344
Pacific Bell	6.625% 15 OCT 2034	—	363,431
Pacific Gas & Elec	4.2% 01 MAR 2011	—	277,565
Pacific Gas & Elec	5.625% 30 NOV 2017	—	574,365
Pacific Gas & Elec	8.25% 15 OCT 2018	—	179,146

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Packaging Corp Amer	5.75% 01 AUG 2013	—	36,688
Peco Energy Transitiion	6.52% 31 DEC 2010	—	421,055
Penny JC Inc	7.95% 01 APR 2017	—	251,115
Pepisco Onc	4.65% 15 FEB 2013	—	344,775
Petorbras Intl Fin Co	5.75% 20 JAN 2020	—	820,882
Petra Cre Cdo	1.0% 25 FEB 2047	—	2,445
Petro Cda	9.25% 15 OCT 2021	—	583,080
Petrobras Intl Fin Co	5.75% 20 JAN 2020	—	597,005
Pfizer Inc	7.2% 15 MAR 2039	—	304,770
Pfizer Inc	5.35% 15 MAR 2015	—	374,140
PG&E Receovery Fdg	4.14% 25 SEP 2012	—	483,402
PG&E Receovery Fdg	5.03% 25 MAR 2014	—	96,840
Philip Morris Intl	5.65% 16 MAY 2018	—	678,844
Pitney Bowes Inc	5.25% 15 JAN 2037	—	289,253
Plains All Amer Pipeline	5.75% 15 JAN 2020	—	420,897
PNC Funding Corp	5.4% 10 JUN 2014	—	533,486
PPG Inds Inc	5.75% 15 MAR 2013	—	308,071
Praxair Inc	4.625% 30 MAR 2015	—	551,339
Praxair Inc	6.375% 01 APR 2012	—	456,787
Premcor Refng Group Inc	7.5% 15 UN 2015	—	150,491
President & Fellows Harvard	5.0% 15 JAN 2014	—	914,011
Principal Financial Group	7.875% 15 MAY 2014	—	307,664
Proctor & Gamble	4.7% 15 FEB 2019	—	343,435
Progress Energy Inc	7.1% 01 MAR 2011	—	99,384
Prologis	5.5% 01 APR 2012	—	787,205
Prologis	6.625% 15 MAY 2018	—	454,526
Protcer & Gamble Profit	9.36% 01 JAN 2021	—	313,202
Prudential Finl Inc	5.15% 15 JAN 2013	—	205,788
Prudential Finl Inc	5.1% 14 DEC 2011	—	224,596
Prudential Finl Inc	6.625% 01 DEC 2037	—	110,287
Prudential Finl Inc	4.75% 17 SEP 2015	—	550,454
PSE&G Transition Fdg	6.45% 15 MAR 2013	—	494,699
PSE&G Transition Fdg	6.61% 15 JUN 2015	—	357,922
Public Svs Co	7.875% 01 OCT 2012	—	168,340
Quest Diagnostic Inc	4.75% 30 JAN 2020	—	286,710
Qwest Corp	8.875% 15 MAR 2012	—	136,690
Qwest Corp	7.5% 01 OCT 2014	—	314,961
RAAC	1.0% 25 AUG 2036	—	10,812
Range Resources Corp	8.0% 15 MAY 2019	—	209,314
Raytheon Co	6.4% 15 DEC 2018	—	250,144
Reed Elsevier Cap	7.75% 15 JAN 2014	—	734,971
Reed Elsevier Cap Inc	8.625% 15 JAN 2019	—	184,469
Reed Elsevier Cap Inc	8.625% 15 JAN 2019	—	737,876
Regency Ctrs LP	5.25% 01 AUG 2015	—	57,126
Regency Ctrs LP	5.875% 15 JUN 2017	—	131,244
Regions Finl Corp	6.375% 15 MAY 2012	—	298,093
Reliant Energy	5.63% 15 SEP 2015	—	236,699
Renaissance Home Equity Ln	1.0% 25 NOV 2034	—	276,884
Republic Svcs Inc	6.75% 15 AUG 2011	—	350,812

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Residentiial Asset Sec Mtg	1.0% 25 MAY 2033	—	7,803
Reynolds Amern Inc	7.625% 01 JUN 2016	—	319,891
Reynolds Amern Inc	7.25% 01 JUN 2012	—	112,900
Rio Tinto Fin USA	5.875% 15 JUL 2013	—	343,007
Rio Tinto Fin USA Ltd	6.5% 15 JUL 2018	—	419,025
Roche Hldgs Inc	7.0% 01 MAR 2039	—	443,762
Rohm & Hass Co	5.6% 15 MAR 2013	—	237,432
Royal Bk of Scotland	1.0% 23 APR 2012	—	1,384,216
Royal Bk Scotland	2.625% 11 MAY 2012	—	773,841
Royal Bk Scotland	1.45% 20 OCT 2011	—	1,166,214
Royal Bk Scotland	5.0% 01 OCT 2014	—	311,188
Royal Bk Scotland Group	5.0% 01 OCT 2014	—	518,647
Rpm International Inc	6.125% 15 OCT 2019	—	373,937
RSB Bondco LLC	5.47% 01 OCT 2014	—	1,235,481
RSHB Cap SA	7.75% 29 MAY 2018	—	780,417
Salomon Brost Mtg Secs	1.0% 25 JAN 2033	—	212,274
Saxon Asset Secs	1.0% 25 AUG 2032	—	1,949
Seariver Maritime Finl	.01% 01 SEP 2012	—	1,012,423
Sempra Energy	6.5% 01 JUN 2016	—	387,177
Sempra Energy	6.5% 01 JUN 2016	—	312,924
Sierra Pac Power	6.75% 01 JUL 2037	—	88,098
Simon Ppty Group	5.3% 30 MAY 2013	—	666,078
Simon Ppty Group	5.625% 15 AUG 2014	—	255,877
Simon Ppty Group	5.0% 01 MAR 2012	—	242,635
Simon Ppty Group	5.75% 01 MAY 2012	—	282,560
Simon Ppty Group	5.0% 01 MAR 2012	—	347,776
SLH Open Position Net Asset	0.01% 31 DEC 2060	—	2,980
SLM Corp	5.0% 01 OCT 2013	—	89,979
SLM Corp	8.45% 15 JUN 2018	—	386,057
SLM Corp	5.125% 27 AUG 2012	—	165,050
SLM Corp	5.375% 15 JAN 2013	—	378,295
Southern CA Edison	5.75% 15 MAR 2014	—	470,457
Southern CA Edison Co	5.75% 15 MAR 2014	—	735,428
Southern Co	1.0% 21 OCT 2011	—	598,248
Southern Co	5.3% 15 JAN 2014	—	140,426
Southwest Airlines	5.25% 01 OCT 2014	—	183,277
Southwest Airlines	5.75% 15 DEC 2016	—	145,001
Southwestern Elec Pwr	5.875% 01 MAR 2018	—	779,296
Sovereign Bankcorp Inc	1.0% 01 SEP 2010	—	474,367
Sovereign Bk	5.125% 15 MAR 2013	—	345,436
Sprint Cap Corp	6.875% 15 NOV 2028	—	187,001
Sprint Nextel Corp	6.0% 01 DEC 2016	—	401,633
Staples Inc	9.75% 15 JAN 0214	—	327,736
Starwood Hotels & Resorts	1.0% 01 MAY 2012	—	268,002
Statiolhydro ASA	2.9% 15 OCT 2014	—	365,271
Steel Capital	9.75% 29 JUL 2013	—	137,961
Suncor Energy	6.1% 01 JUN 2018	—	781,902
SWU0067M9 IRS USD	3.45% 05 AUG 2011	—	2,840,017
SWU0067M9 IRS USD	1.0% 05 AUG 2011	—	(2,738,682)

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

SWU0071M3 IRS USD	3.45% 05 AUG 2011	—	2,130,013
SWU0071M3 IRS USD	1.0% 05 AUG 2011	—	(2,054,011)
SWU0540L8 IRS USD	4.0% 16 DEC 2014	—	102,583
SWU0540L8 IRS USD	1.0% 16 DEC 2014	—	(97,810)
SWU0609K8 IRS USD	3.45% 05 AUG 2011	—	6,390,038
SWU0609K8 IRS USD	1.0% 05 AUG 2011	—	(6,162,034)
SWU0715J2 IRS USD	3.0% 04 FEB 2011	—	4,209,301
SWU0715J2 IRS USD	1.0% 04 FEB 2011	—	(4,108,022)
SWU0849L5IRS USD	3.6% 07 JUL 2011	—	1,828,259
SWU0849L6 IRS USD	1.0% 07 JUL 2011	—	(1,760,581)
Talisman Energy Inc	5.85% 01 FEB 2037	—	46,726
Talisman Energy Inc	6.25% 01 FEB 2038	—	230,113
Talisman Energy Inc	7.75% 01 JUN 2019	—	143,586
Teachers Incur & Annuity	6.85% 16 DEC 2039	—	369,051
Teck Industries Ltd	10.75% 15 MAY 2019	—	134,415
Telcom Italia	4.95% 30 SEP 2014	—	319,340
Telecom Italia Cap	4.95% 30 SEP 2014	—	729,921
Telecom Italia Cap	5.25% 15 NOV 2013	—	308,627
Telecom Italia Cap	5.25% 01 OCT 2015	—	260,776
Telecom Italia Cap	7.721% 04 JUN 2038	—	174,548
Telecom Italia Capital	6.175% 18 JUN 2014	—	344,551
Telefonica Emisiones	5.984% 20 JUN 2011	—	724,140
Telefonica Emisiones	7.045% 20 JUN 2036	—	145,196
Telefonica Emisiones	5.984% 20 JUN 2011	—	336,208
Telefonica Sa	4.949% 15 JAN 2015	—	716,189
Thermo Fisher Scientific	3.25% 18 NOV 2014	—	210,965
Thomson Reuters Corp	5.95% 15 JUL 2013	—	733,455
Tiaa Global Mkts	5.125% 10 OCT 2012	—	310,921
Tiaa Seasoned Coml Mtg	1.0% 15 AUG 2039	—	212,975
Time Warner Cable	7.5% 01 APR 2014	—	383,162
Time Warner Cable Inc	7.3% 01 JUL 2038	—	650,604
Time Warner Cable Inc	6.2% 01 JUL 2013	—	714,476
Time Warner Cable Inc	5.85% 01 MAY 2017	—	184,980
Time Warner Cable Inc	6.75% 01 JUL 2018	—	656,523
Time Warner Inc	9.125% 15 JAN 2013	—	453,969
Time Warner Inc	6.625% 15 MAY 2029	—	1,330,926
Time Warner Inc	6.5% 15 NOV 2036	—	132,766
Time Warner Inc	5.875% 15 NOV 2016	—	1,372,628
Tobacco Settlement Fing Corp	5.875% 15 MAY 2039	—	269,134
Toll Bros Fin Corp	6.875% 15 NOV 2012	—	10,245
Transcapitalinvest Ltd	8.7% 07 AUG 2018	—	448,327
Transocean Inc	6.0% 15 MAR 2018	—	318,291
Travelers Cos	5.75% 15 DEC 2017	—	383,677
Travelers Cos	6.25% 15 JUN 2037	—	206,790
TXU Australia Hldgs Pty	6.15% 15 NOV 2013	—	255,195
TXU Elec Delivery	5.29% 15 MAY 2018	—	169,523
Tyco International	4.125% 15 OCT 2014	—	339,946
Tyco Intl Finance	8.5% 15 JAN 2019	—	189,008
Tyco Intl Group	6.0% 15 NOV 2013	—	192,851

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

UBS Ag Stamford	5.875% 20 DEC 2017	—	502,593
UBS Age Stamford	5.75% 25 APR 2018	—	497,858
UFJ Fin Aruba	6.75% 15 JUL 2013	—	168,791
Union Bk Calif	5.95% 11 MAY 2016	—	281,734
Union Elec Co	6.7% 01 FEB 2019	—	43,195
Union Pac Corp	5.45% 31 JAN 2013	—	478,894
Union Pac Corp	5.75% 15 NOV 2017	—	717,233
Union Pac Corp	3.625% 01 JUN 2010	—	133,648
Union Planters Corp	7.75% 01 MAR 2011	—	205,192
United Health Group	5.375% 15 MAR 2016	—	251,650
United Health Group Inc	6.0% 15 FEB 2018	—	303,098
United Health Group Inc	6.875% 15 FEB 2038	—	101,092
United Health Group Inc	5.25% 15 MAR 2011	—	380,068
United Parcel Service	3.875% 01 APR 2014	—	299,785
United States Cellular	6.7% 15 DEC 2033	—	389,574
United Sts Stl Corp	5.65% 01 JUN 2013	—	225,787
United Technologies Corp	5.375% 15 DEC 2017	—	307,482
United Technologies Corp	4.875% 01 MAY 2015	—	223,626
USA Waste Svcs Inc	7.0% 15 JUL 2028	—	63,206
Vale Overseas Ltd	6.25% 23 JAN 2017	—	306,082
Vale Overseas Ltd	6.25% 23 JAN 2017	—	627,468
Valero Energy Corp	9.375% 15 MAR 2019	—	779,445
Valero Energy Corp	6.875% 15 APR 2012	—	336,410
Valero Energy Corp	9.375% 15 MAR 2019	—	343,189
Veolia Environment	6.0% 01 JUN 2018	—	242,710
Veolia Environment	5.25% 03 JUN 2013	—	506,872
Verizon Communications	6.35% 01 APR 2019	—	809,302
Verizon Communications	6.35% 01 APR 2019	—	426,233
Verizon Communications Inc	5.25% 15 APR 2013	—	200,329
Verizon Global Fdg	6.875% 15 JUN 2012	—	427,737
Verizon Global Fdg Corp	4.9% 15 SEP 2015	—	181,677
Verizon New Jersey	5.875% 17 JAN 2012	—	208,422
Viacom Inc	6.875% 30 APR 2036	—	893,694
Virginia Elec & Pwr	5.95% 15 SEP 2017	—	370,972
Virginia Elec & Pwr	5.1% 30 NOV 2012	—	316,903
Virginia Elec & Pwr Co	5.1% 30 NOV 2012	—	707,750
Virginia Elec & Pwr Co	5.4% 30 APR 2018	—	164,031
Vodafone Airtouch Plc	7.75% 15 FEB 2010	—	354,806
Vodafone Group Plc	5.5% 15 JUN 2011	—	288,838
Vodafone Group Plc New	5.35% 27 FEB 2012	—	662,662
Volkswagen Auto Ln	4.5% 20 JUL 2012	—	235,564
Vulcan Mats Co	5.6% 30 NOV 2012	—	332,885
Wachovia Bk Coml Mtg	1.0% 15 JUL 2045	—	642,283
Wachovia Bk Coml Mtg	5.509% 15 APR 2047	—	580,814
Wachovia Bk Coml Mtg	1.0% 15 JUN 2049	—	586,979
Wachovia Bk Natl	4.875% 01 FEB 2015	—	584,367
Wachovia Bk Natl Assn	4.8% 01 NOV 2014	—	399,956
Wachovia Bk Natl Assn	1.0% 15 MAR 2016	—	263,278
Wachovia Corp	5.3% 15 OCT 2011	—	519,137

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	Wachovia Corp	5.3% 15 OCT 2011	—	706,026
	Wachovia Corp	5.5% 01 MAY 2013	—	348,088
	Wachovia Corp	5.5% 01 MAY 2013	—	613,050
	Wachovia Corp	4.875% 15 FEB 2014	—	109,421
	Wachovia Corp	5.35% 15 MAR 2011	—	305,964
	Walt Disney Co	5.7% 15 JUL 2011	—	1,011,211
	Wamu Mtg Pass Thru	1.0% 25 OCT 2045	—	18,303
	Waste Management Inc	6.375% 11 MAR 2015	—	233,031
	Waste Mgmt Inc	7.375% 15 MAY 2029	—	54,498
	Waste Mgmt Inc	7.375% 01 AUG 2010	—	101,318
	Waste Mgmt Inc	7.375% 11 MAR 2019	—	344,237
	Weatherford Intl Ltd	5.15% 15 MAR 2013	—	133,158
	Weatherford Intl Ltd	6.0% 15 MAR 2018	—	54,170
	Wellpoint Inc	6.0% 15 FEB 2014	—	758,429
	Wellpoint Inc	5.875% 16 JUN 2017	—	35,268
	Wellpoint Inc	7.0% 15 FEB 2019	—	92,983
	Wells Fargo & Co	4.95% 16 OCT 2013	—	307,118
	Wells Fargo & Co	5.625% 11 DEC 2017	—	366,255
	Wells Fargo Bank	6.45% 01 FEB 2011	—	289,217
	Wells Fargo Bank	4.75% 09 FEB 2015	—	498,680
	Williams Cos Inc	7.875% 01 SEP 2021	—	299,547
	Willis North America Inc	6.2% 28 MAR 2017	—	305,428
	Willis North America Inc	7.0% 29 SEP 2019	—	184,251
	Willis North Maerica Inc	7.0% 29 SEP 2019	—	79,676
	World Svgs Bk	1.0% 22 MAR 2011	—	1,170,120
	Wpp Fin UK	5.875% 15 JUN 2014	—	176,764
	Wyeth	5.5% 01 FEB 2014	—	240,828
	Wyeth	5.5% 01 FEB 2014	—	245,091
	Wyndham Worldwide Corp	6.0% 01 DEC 2016	—	373,589
	Xerox Corp	6.4% 15 MAR 2016	—	301,553
	Xerox Corp	4.25% 15 FEB 2015	—	752,744
	Xerox Corp	7.625% 15 JUN 2013	—	59,857
	Xerox Corp	8.25% 15 MAY 2014	—	347,821
	Xerox Corp	5.5% 15 MAY 2012	—	129,209
	Xerox Corp	5.65% 15 MAY 2013	—	183,445
	Xerox Corp	8.25% 15 MAY 2014	—	246,839
	XL Cap Ltd	5.25% 15 SEP 2014	—	320,887
	XTO Energy Inc	4.9% 01 FEB 2014	—	730,516
	Yum! Brands Inc	6.875% 15 NOV 2037	—	100,399
	Zions Bancorp	5.5% 16 NOV 2015	—	89,894

				300,626,613

	Registered Investment Companies

*	Pimco Fds Invt Mgmt	Short Term Portfolio Instl CL	—	13,913,192
*	Pimco Fds Invt Mgmt	US Govt Sector Port Instl	—	3,654,880
*	Pimco Fds Invt Mgmt	Private Acct Portfolio	—	6,713,529
*	Pimco Fds Invt Mgmt	Emerging Mkts Portfolio	—	557,342

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

*	Pimco Fds Invt Mgmt	Intl Portfolio Instl CL	—	5,644,643

				30,483,586

	Benefit Responsive Interest Rate Wrapper Contracts

*	Aegon Institutional Markets	Open Ended Maturity	—	830,506
*	Bank of America NT & SA	Open Ended Maturity	—	837,512

				1,668,018

	Synthetic Guaranteed Investment Contracts (contract value equals $655,200,609)			$660,399,728

Commingled Investments:

*	SSgA Daily EAFE Fund	Commingled Investments	—	93,424,087
*	SSgA S&P 500 Flagship Fund	Commingled Investments	—	152,285,488
*	SSgA US Small Cap Index Futures FD CMT4	Commingled Investments	—	60,430,537

	Commingled Investments			$306,140,112

Registered Investment Companies:

	Aberdeen Asia Pacific Income Fd Inc	Registered Investment Company	—	19,114
	Absolute Strategies Institutional	Registered Investment Company	—	10,919
	Acadian Emerging Markets Port Instl	Registered Investment Company	—	6,338
	Aegis Value Fund Inc	Registered Investment Company	—	6,928
	Aim European Growth Investors	Registered Investment Company	—	712
	Alliancebernstein Greater China 97-ADV	Registered Investment Company	—	41,161
	Allianz CCM Mid-Cap L D	Registered Investment Company	—	3,620
	Allianz NFJ Large Cap Value Instl	Registered Investment Company	—	209
	Alpine Global Premier Pptys FD Com Shs of Ben	Registered Investment Company	—	6,232
	Alpine International Real Estate Equity Y	Registered Investment Company	—	6,357
	Alpine Total Dynamic Divid Fd Com Sh Ben Int	Registered Investment Company	—	53,520
	Amer Century Target Maturities Tr 2010	Registered Investment Company	—	17,827
	Amer Century Target Maturities Tr 2020	Registered Investment Company	—	11,398
	American Capital Income Builder Cl F	Registered Investment Company	—	29,936
	American Capital Income Builder CL R2	Registered Investment Company	—	14,154
	American Capital World Gr & Inc R2	Registered Investment Company	—	10,669
	American Capital World Grth & Inc A	Registered Investment Company	—	8,030
	American Capital World Grwth & Inc F1	Registered Investment Company	—	17,762
	American Capital World Grwth & Inc R5	Registered Investment Company	—	13,098
	American Century Equity Income	Registered Investment Company	—	29,146
	American Century Inflation Adj Treas	Registered Investment Company	—	52,886
	American Europacific Growth Class A	Registered Investment Company	—	20,440
	American Europacific Growth Class F	Registered Investment Company	—	75,018
	American Fundamental Investors CL F	Registered Investment Company	—	13,394
	American Growth Fund Of America CL R5	Registered Investment Company	—	9,632
	American Growth Fund Of America Class F	Registered Investment Company	—	14,858

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

American High-Income Class F	Registered Investment Company	—	21,230
American Income Fund Of America Class F	Registered Investment Company	—	26,149
American Investment Co. Of America R5	Registered Investment Company	—	12,744
American Investment Co Of America CL A	Registered Investment Company	—	13,103
American New Perspective Class A	Registered Investment Company	—	16,825
American New Perspective R2	Registered Investment Company	—	5,972
American New World Fund Class A	Registered Investment Company	—	7,860
American New World Fund R2	Registered Investment Company	—	22,481
American Smallcap World Class F1	Registered Investment Company	—	8,636
American Washington Mutual Invest R5	Registered Investment Company	—	9,437
Ariel Appreciation	Registered Investment Company	—	15,262
Ariel Growth Class A	Registered Investment Company	—	18,099
Arrow Dwa Balanced Fund Class C	Registered Investment Company	—	12,729
Artio International Equity Fund II CL A	Registered Investment Company	—	2,012
Artisan Internat'l	Registered Investment Company	—	85,443
Artisan Intl Value Fund	Registered Investment Company	—	12,830
Barclays Bk Plc Ipath Etns Lkd Msci India	Registered Investment Company	—	13,517
Barclays Bk Plc Ipath Index Lkd Secs	Registered Investment Company	—	4,141
Barclays Bk Plc Ipath Index Lkd Secs	Registered Investment Company	—	11,241
Baron Asset	Registered Investment Company	—	8,334
Baron Partners Fund	Registered Investment Company	—	39,834
Blackrock Internat'l Opport Class C	Registered Investment Company	—	17,133
Blackrock Latin America FD CL C	Registered Investment Company	—	9,322
Bldrs Emerging Mkts 50 Adr Index Fd	Registered Investment Company	—	13,239
Boulder Growth & Income FD Inc	Registered Investment Company	—	11,500
Brandywine Blue	Registered Investment Company	—	17,649
Bridgeway Aggressive Investor 1	Registered Investment Company	—	588
Bridgeway Aggressive Investor 2	Registered Investment Company	—	114,819
Bridgeway Small Cap Growth Cl N	Registered Investment Company	—	14,558
Brown Capital Mgmt Small Company Inst.	Registered Investment Company	—	3,883
Buffalo Balanced Fund	Registered Investment Company	—	78,676
Buffalo Mid Cap Fund	Registered Investment Company	—	4,947
Buffalo Small Cap Growth	Registered Investment Company	—	21,511
Calamos Conv & High Income Fd Com Shs	Registered Investment Company	—	4,617
Calamos Global Dynamic Income FD	Registered Investment Company	—	7,860
Calamos Growth Class A	Registered Investment Company	—	49,658
Calamos Growth Fund Class C	Registered Investment Company	—	61,486
California Invst Tr S & P Mid Cap	Registered Investment Company	—	8,461
Calvert Social Invst Managed Growth Cl A	Registered Investment Company	—	29,148
China Fd Inc	Registered Investment Company	—	7,309
Clipper	Registered Investment Company	—	27,767
Cohen & Steers Asia Pacific Realty CL A	Registered Investment Company	—	3,933
Columbia Acorn Class Z N/C	Registered Investment Company	—	20,961
Columbia Greater China FD CL Z	Registered Investment Company	—	20,343
Columbia High Yield Opportunity Z	Registered Investment Company	—	21,689
Columbia Marsico 21st Century Cl Z	Registered Investment Company	—	15,153
Columbia Marsico Intl Opp Prim Z	Registered Investment Company	—	4,028
Columbia Mid Cap Value Primary Z	Registered Investment Company	—	2,677
Columbia Real Estate Equity Cl Z	Registered Investment Company	—	38,826

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Columbia Value And Restructuring Cl Z	Registered Investment Company	—	61,874
CRM Mid Cap Value Investor Shares	Registered Investment Company	—	25,761
CRM Mid-Cap Value Fd-Institutional	Registered Investment Company	—	6,741
Direxion Daily Technology Bear 3x Shs	Registered Investment Company	—	10,707
Direxion Latin America Bull 2x Inv	Registered Investment Company	—	1
Direxion Shs Etf Tr Daily Finl Bear 3x SHS	Registered Investment Company	—	6,801
Direxion Shs Etf Tr Small Cap Bear 3X SHS	Registered Investment Company	—	2,958
Dodge & Cox Balance	Registered Investment Company	—	13,554
Dodge & Cox Global Stock Fund	Registered Investment Company	—	22,856
Dodge & Cox Income	Registered Investment Company	—	84,628
Dodge & Cox Internatl Stock Fund	Registered Investment Company	—	130,487
Dodge & Cox Stock	Registered Investment Company	—	156,150
Dreyfus Inter-Term Inc CL I	Registered Investment Company	—	3,974
Dreyfus Midcap Value Fund	Registered Investment Company	—	8,748
Dreyfus Premier Greater China CL A	Registered Investment Company	—	11,407
Dreyfus Premier Greater China CL R	Registered Investment Company	—	22,956
Driehaus Internatl Discovery	Registered Investment Company	—	6,352
Eaton Vance Ltd Duration Income FD	Registered Investment Company	—	7,450
Eaton Vance Tax Managed Global Diversified Eq.	Registered Investment Company	—	12,330
Eaton Vance Worldwide Health Sciences Class A	Registered Investment Company	—	1,682
Fairholme Fund	Registered Investment Company	—	98,226
Fam Value	Registered Investment Company	—	51,883
FBR Small Cap Class A N/C	Registered Investment Company	—	4,618
Federated Prudent Bear Fund Class A	Registered Investment Company	—	1,655
Federated Prudent Global Inc	Registered Investment Company	—	38,227
Fidelity Advisor Fl Rate High Inc CL I	Registered Investment Company	—	7,153
Fidelity Canada	Registered Investment Company	—	14,026
Fidelity Capital Appreciation	Registered Investment Company	—	18,898
Fidelity Capital & Income	Registered Investment Company	—	44,954
Fidelity China Region	Registered Investment Company	—	29,520
Fidelity Contrafund	Registered Investment Company	—	123,291
Fidelity Diversified International	Registered Investment Company	—	104,129
Fidelity Dividend Growth	Registered Investment Company	—	31,410
Fidelity Emerging Markets	Registered Investment Company	—	34,774
Fidelity Europe Capital Appreciation	Registered Investment Company	—	8,312
Fidelity Four-In-One Index	Registered Investment Company	—	8,973
Fidelity Freedom 2025	Registered Investment Company	—	5,619
Fidelity GNMA Fund	Registered Investment Company	—	14,283
Fidelity High Income	Registered Investment Company	—	28,390
Fidelity Internat'l Real Estate Fund	Registered Investment Company	—	11,885
Fidelity Int'l Discovery	Registered Investment Company	—	51,728
Fidelity Intl Small Cap Opp Fund	Registered Investment Company	—	7,640
Fidelity Large Capital Stock	Registered Investment Company	—	25,817
Fidelity Latin America	Registered Investment Company	—	40,704
Fidelity Leveraged Company Stock	Registered Investment Company	—	23,416
Fidelity Low Priced Stock	Registered Investment Company	—	23,503
Fidelity Mid Cap Growth	Registered Investment Company	—	7,728
Fidelity Mid Cap Stock	Registered Investment Company	—	36,859
Fidelity New Markets Income	Registered Investment Company	—	15,173

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Fidelity Real Estate Investment	Registered Investment Company	—	20,265
Fidelity Select Automotive	Registered Investment Company	—	4,092
Fidelity Select Brokerage & Invs Mgt	Registered Investment Company	—	6,303
Fidelity Select Chemicals	Registered Investment Company	—	5,700
Fidelity Select Energy Service	Registered Investment Company	—	6,566
Fidelity Select Natural Resources	Registered Investment Company	—	19,728
Fidelity Select Technology	Registered Investment Company	—	2,157
Fidelity Small Cap Stock	Registered Investment Company	—	17,898
Fidelity Small Cap Value	Registered Investment Company	—	2,556
Fidelity Southeast Asia	Registered Investment Company	—	13,805
Fidelity Strategic Income	Registered Investment Company	—	13,412
Fidelity Strategic Real Return	Registered Investment Company	—	5,386
Fidelity Us Bond Index	Registered Investment Company	—	7,602
Fidelity Value	Registered Investment Company		4,933
Fidelity Worldwide	Registered Investment Company	—	11,186
First Eagle Global Class A	Registered Investment Company	—	37,145
First Eagle Global Class C	Registered Investment Company	—	7,145
Irst Tr Exchange Traded Fd Dow Jones Internet	Registered Investment Company	—	10,052
FMI Large Cap Fund	Registered Investment Company	—	5,167
Forward Global Emerg Markets Instl CL	Registered Investment Company	—	1,526
Forward Internationl Equity Fund	Registered Investment Company	—	35,899
Franklin Real Estate Securities Class C	Registered Investment Company	—	31,200
Fundamental Investors	Registered Investment Company	—	34,728
Fundx Aggressive Upgrader Fund	Registered Investment Company	—	6,828
Fundx Etf Upgrader Fund	Registered Investment Company	—	1,464
Fundx Upgrader Fund	Registered Investment Company	—	32,077
Gabelli Asset Fund	Registered Investment Company	—	1,405
Gabelli Equity Income Fund	Registered Investment Company	—	64,774
Gabelli Utilities Fund Class C	Registered Investment Company	—	8,029
Gamco Growth Fund	Registered Investment Company	—	9,140
Gamco Westwood Equity Fd Aaa	Registered Investment Company	—	87,144
Goldman Sachs Asset Alloc Growth Strat C	Registered Investment Company	—	12,733
Greenspring Fund	Registered Investment Company	—	16,359
Growth Fund of America	Registered Investment Company	—	42,643
Grubb & Ellis Aga Internatl Realty A	Registered Investment Company	—	2,538
Guinness Atkinson China & Hong Kong	Registered Investment Company	—	4,272
Hancock Horizon Burkenroad Fund Cl D	Registered Investment Company	—	40,809
Hancock John Pfd Equity Income Fd Sh Ben Int	Registered Investment Company	—	3,420
Harbor Bond Inst.	Registered Investment Company	—	149,368
Harbor International	Registered Investment Company	—	98,677
Harbor International Investor Shares	Registered Investment Company	—	38,600
Heartland Value	Registered Investment Company	—	17,358
Hennessy Cornerstone Value	Registered Investment Company	—	1,024
Hodges Fund	Registered Investment Company	—	6,172
Hussman Strategic Growth	Registered Investment Company	—	38,496
Hussman Strategic Total Return	Registered Investment Company	—	30,828
Icon Energy	Registered Investment Company	—	14,418
Icon Healthcare	Registered Investment Company	—	7,341
Icon Materials	Registered Investment Company	—	6,538

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

*	ING Prime Rate Tr Sh Ben Int	Registered Investment Company	—	5,756
	Ishares Barclays 1-3 Year Treasury Bd Fd	Registered Investment Company	—	10,086
	Ishares Barclays U S Aggregate Bd Fd	Registered Investment Company	—	19,798
	Ishares Comex Gold Trust Ishares Etf	Registered Investment Company	—	429
	Ishares Iboxx $ Investop Inv. Grade Corp Bd Fund	Registered Investment Company	—	31,306
	Ishares Inc Mcsi Bric Index Fd	Registered Investment Company	—	17,802
	Ishares Inc Msci Australia Index Fund	Registered Investment Company	—	11,420
	Ishares Inc Msci Brazil Free Index Fu Nd	Registered Investment Company	—	74,307
	Ishares Inc Msci Hong Kong Index Fd	Registered Investment Company	—	8,613
	Ishares Inc Msci Malaysia Free Index Fd	Registered Investment Company	—	9,133
	Ishares Inc Msci Singapore Index Fd	Registered Investment Company	—	38,918
	Ishares Inc Msci South Korea Index Fd	Registered Investment Company	—	4,764
	Ishares Inc Msci Spain Index Fd	Registered Investment Company	—	4,804
	Ishares Inc Msci Switzerland Index Fd	Registered Investment Company	—	4,452
	Ishares Inc Msci Taiwan Index Fd	Registered Investment Company	—	9,728
	Ishares S&P Gsci Commodity Indexed Tr	Registered Investment Company	—	6,364
	Ishares S&P Gsti Software Index Fund	Registered Investment Company	—	9,374
	Ishares S&P N. American Nat. Res. Sector Index	Registered Investment Company	—	6,862
	Ishares Silver Tr Ishares	Registered Investment Company	—	38,040
	Ishares Tr Cohen & Steers Realty Majors Index	Registered Investment Company	—	33,554
	Ishares Tr Dow Jones Select Divid Index	Registered Investment Company	—	13,173
	Ishares Tr Dow Jones U S Aerospace & Def Ind.	Registered Investment Company	—	20,384
	Ishares Tr Dow Jones U S Basic Mat. Sec. Ind.	Registered Investment Company	—	8,387
	Ishares Tr Dow Jones U S Con. Goods Sec. Ind.	Registered Investment Company	—	11,106
	Ishares Tr Dow Jones U S Energy Sector Ind.	Registered Investment Company	—	13,296
	Ishares Tr Dow Jones U S Finl Svcs Comp. Ind.	Registered Investment Company	—	10,742
	Ishares Tr Dow Jones U S Healthcare Sec. Ind.	Registered Investment Company	—	6,382
	Ishares Tr Dow Jones US Medical Devices Ind.	Registered Investment Company	—	10,596
	Ishares Tr Dow Jones US Oil & Gas Expl Ind.	Registered Investment Company	—	28,848
	Ishares Tr Dow Jones US Techn. Sector Ind.	Registered Investment Company	—	28,770
	Ishares Tr Ftse Nareit Mtg Plus Capped Ind.	Registered Investment Company	—	5,691
	Ishares Tr Ftse Xinhua Hk China 25 Ind.	Registered Investment Company	—	10,565
	Ishares Tr Msci Eafe Index Fd	Registered Investment Company	—	16,584
	Ishares Tr Msci Emerging Mkts Index Fd	Registered Investment Company	—	76,989
	Ishares Tr Nasdaq Biotechnology Index Fd	Registered Investment Company	—	8,183
	Ishares Tr Russell 1000 Growth Index Fd	Registered Investment Company	—	32,471
	Ishares Tr Russell 1000 Index Fd	Registered Investment Company	—	26,057
	Ishares Tr Russell 1000 Value Index Fd	Registered Investment Company	—	30,442
	Ishares Tr Russell Midcap Index Fd	Registered Investment Company	—	2,310
	Ishares Tr S&P 500 Index Fd	Registered Investment Company	—	49,677
	Ishares Tr S&P 500/ Value Index Fd	Registered Investment Company	—	15,651
	Ishares Tr S&P Global Infrastructure Index	Registered Investment Company	—	10,679
	Ishares Tr S&P Latin Amer 40 Index Fd	Registered Investment Company	—	75,342
	Ishares Tr S&P Micap 400/Growth Index Fund	Registered Investment Company	—	7,771
	Ishares Tr S&P Midcap 400 Index Fd	Registered Investment Company	—	30,774
	Ishares Tr S&P Midcap 400/Value Index Fd	Registered Investment Company	—	54,167
	Ishares Tr S&P U S Pfd Stk Index Fd	Registered Investment Company	—	29,360
	Ishares Tr U S Treas Inflation Protected Secs Fd	Registered Investment Company	—	143,313
	Ishares Trust S&P Smallcap 600 Index Fd	Registered Investment Company	—	23,256

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	Ivy Asset Strategy CL Y	Registered Investment Company	—	18,372
	Ivy Global Nat Resources CL Y	Registered Investment Company	—	1,177
	Ivy Global Natural Resources Class C	Registered Investment Company	—	26,888
	Janus Balanced	Registered Investment Company	—	19,879
	Janus Enterprise	Registered Investment Company	—	1,894
	Janus Mercury	Registered Investment Company	—	8,892
	Janus Orion Fund	Registered Investment Company	—	19,175
	Janus Overseas	Registered Investment Company	—	66,164
	Janus Triton Fund Class T Shares	Registered Investment Company	—	28,458
	John Hancock Patriot Prem Divid FD II	Registered Investment Company	—	14,940
	JP Morgan Mid Cap Value Instl	Registered Investment Company	—	20,516
	JP Morgan Market Neutral-Institl	Registered Investment Company	—	10,634
	JP Morgan Small Cap Equity Fnd Select CL	Registered Investment Company	—	14,163
	Kinetics Paradigm Fund	Registered Investment Company	—	744
	Kinetics Small Cap Opportunities	Registered Investment Company	—	18,559
	Korea Equity Fd Inc	Registered Investment Company	—	1,858
	Korea Fd Inc Com New	Registered Investment Company	—	2,524
	Laudus International Marketmasters Inv Cl	Registered Investment Company	—	21,500
	Legg Mason Wa Sh Duration Muni Inc C	Registered Investment Company	—	29,941
	Liberty All Star Equity Fd Sbi	Registered Investment Company	—	95
	Lodgian Inc Com Par $.01	Registered Investment Company	—	116,328
*	Loomis Sayles Bond Retail Shares	Registered Investment Company	—	2,236
*	Loomis Sayles Global Bond Retail	Registered Investment Company	—	5,752
	Lord Abbett Short Duration Income CL A	Registered Investment Company	—	33,406
	Mainstay Icap Select Equity Fd Cl I	Registered Investment Company	—	7,449
	Managers Fremont Micro-Cap Fund N/C	Registered Investment Company	—	33,042
	Managers Intermediat Duration Government	Registered Investment Company	—	20,206
	Manning & Napier Equity Series	Registered Investment Company	—	43,067
	Manning & Napier Pro Blend Max Term Ser	Registered Investment Company	—	805
	Market Vectors Etf Tr Agribusiness Etf	Registered Investment Company	—	13,137
	Market Vectors Etf Tr Nuclear Energy Etf	Registered Investment Company	—	11,538
	Marshall Mid Cap Value Cl Y	Registered Investment Company	—	4,259
	Marsico 21st Century Fund	Registered Investment Company	—	97,146
	Marsico Focus	Registered Investment Company	—	16,331
	Marsico Growth And Income	Registered Investment Company	—	80,586
	Marsico Internat'l Opportunities	Registered Investment Company	—	28,311
	Masters Select Equity	Registered Investment Company	—	53,489
	Matrix Advisors Value	Registered Investment Company	—	17,541
	Matthews Asia Dividend Fund	Registered Investment Company	—	25,221
	Matthews Dragon Century China	Registered Investment Company	—	10,622
	Matthews India Fund	Registered Investment Company	—	16,451
	Matthews Pacific Tiger	Registered Investment Company	—	62,634
	Meridian Fund	Registered Investment Company	—	75,327
	Meridian Value Fund	Registered Investment Company	—	5,286
	Metropolitan West Tot Return Bond CL M	Registered Investment Company	—	145,339
	Morgan Stanley China A Share Fund Inc	Registered Investment Company	—	3,070
	Nasdaq Prem Income & Growth Fd Inc	Registered Investment Company	—	7,205
	Needham Growth Fund	Registered Investment Company	—	1,025
	Neuberger Berman Genesis Trust Class	Registered Investment Company	—	2,907

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	Neuberger Berman Int'l Trust Class	Registered Investment Company	—	9,687
	Neuberger Berman Partners Investor	Registered Investment Company	—	13,469
	Neuberger Berman Real Estate Trust Cl	Registered Investment Company	—	12,205
	Neuberger Berman Regency Trust Class	Registered Investment Company	—	520
	New Alternatives Fd	Registered Investment Company	—	18,489
	Nfj Divid Int & Prem Strategy Fd Com Shs	Registered Investment Company	—	5,900
	Nuveen Insd Mun Oppty Fd Inc Com	Registered Investment Company	—	12,096
	Nuveen Multi Currency Short Term Govt Inc. Fd	Registered Investment Company	—	9,890
	Nuveen Mun Value Fd	Registered Investment Company	—	9,690
	Nuveen Quality Pfd Income Fd 2	Registered Investment Company	—	112,391
	Oakmark Equity & Income Fd	Registered Investment Company	—	195,042
	Oakmark Fund	Registered Investment Company	—	62,883
	Oakmark Internat'l	Registered Investment Company	—	4,044
	Oakmark Internat'l Small Cap	Registered Investment Company	—	6,356
	Oakmark Select	Registered Investment Company	—	926
	Oil Svc Holdrs Tr Oil Svc Holders Depositary	Registered Investment Company	—	83,216
	Permanent Portfolio Family Of Fds	Registered Investment Company	—	94,329
	Perritt Microcap Opportunities	Registered Investment Company	—	3,237
*	Pimco All Asset Inst Class	Registered Investment Company	—	107,375
*	Pimco Commodity Real Return Inst	Registered Investment Company	—	99,757
*	Pimco Real Return Class D	Registered Investment Company	—	136,400
*	Pimco Short Term Institutional	Registered Investment Company	—	36,330
*	Pimco Stocks Plus Short Strategy CL A	Registered Investment Company	—	11,753
*	Pimco Total Return Class A	Registered Investment Company	—	22,248
*	Pimco Total Return Class D	Registered Investment Company	—	231,013
*	Pimco Unconstrained Bond Fund Cl D	Registered Investment Company	—	96,524
	Powershares Db Comm. Ind. Tracking Fd	Registered Investment Company	—	2,019
	Powershares Db Multi Sector Commodity Tr	Registered Investment Company	—	6,145
	Powershares Exch. Dynamic Sector Port	Registered Investment Company	—	3,125
	Powershares Exch. Finl Pfd Portfolio	Registered Investment Company	—	19,584
	Powershares Exch.Golden Dragon China Portf.	Registered Investment Company	—	5,849
	Powershares Qqq Tr Unit Ser 1	Registered Investment Company	—	88,622
	Powerwave Technologies Inc.	Registered Investment Company	—	630
	Proshares Tr Ii Proshares Ultrashort Euro	Registered Investment Company	—	14,960
	Proshares Tr Ultra Qqq Proshares	Registered Investment Company	—	20,818
	Proshares Tr Ultra Short 100 Fd	Registered Investment Company	—	38,080
	Proshares Tr Ultra Short 500 Fd	Registered Investment Company	—	91,481
	Proshares Ultra Finls Proshares	Registered Investment Company	—	23,825
	Proshares Ultra Gas Proshares	Registered Investment Company	—	34,530
	Proshares Ultra S&P 500 Proshares	Registered Investment Company	—	19,236
	Proshares Ultra Short 30 Fd	Registered Investment Company	—	147
	Proshares Ultra Short Finls Proshares	Registered Investment Company	—	6,324
	Proshares Ultra Short Real Estate Proshares	Registered Investment Company	—	7,950
	Putnam High Income Conv & Bd Fd S B I	Registered Investment Company	—	18,025
	Rainier Small Mid Cap Equity	Registered Investment Company	—	5,546
	Reaves Util Income Fd Com Sh Ben Int	Registered Investment Company	—	9,313
	Royce Low Priced Stock Fund	Registered Investment Company	—	186,271
	Royce Microcap	Registered Investment Company	—	73,584
	Royce Opportunity Fund	Registered Investment Company	—	16,706

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

	Royce Pa Mutual	Registered Investment Company	—	131,009
	Royce Premier Series	Registered Investment Company	—	40,050
	Royce Special Equity	Registered Investment Company	—	16,771
	Royce Total Return Fund	Registered Investment Company	—	25,206
	Royce Value Plus Service Class	Registered Investment Company	—	4,265
	Rydex Energy Investor Class	Registered Investment Company	—	1,980
	Rydex Energy Svcs Investor Class	Registered Investment Company	—	1,751
	Rydex Sector Rotation Class H	Registered Investment Company	—	2,162
	Rydex Sgi Managed Futures Strat Cl H	Registered Investment Company	—	3,556
	S & P500 Covered Call Fd Inc	Registered Investment Company	—	5,142
	S & P500 Depository Receipt	Registered Investment Company	—	105,810
	Schroder Emerging Market Equity Adv Cl	Registered Investment Company	—	28,417
	Schwab Fundamental Emg Mkts Index Instl	Registered Investment Company	—	5,282
	Scout International Fund	Registered Investment Company	—	882
	Sector Spdr Tr Shs Ben Int Consumer Services	Registered Investment Company	—	23,094
	Sector Spdr Tr Shs Ben Int Financial	Registered Investment Company	—	12,658
	Sector Spdr Tr Shs Ben Int Utilities	Registered Investment Company	—	12,281
	Select Energy	Registered Investment Company	—	9,807
	Select Medical Delivery	Registered Investment Company	—	40,056
	Select Natural Gas	Registered Investment Company	—	2,182
	Selected American Shares	Registered Investment Company	—	71,059
	Skyline Special Equities N/C	Registered Investment Company	—	5,924
	Sound Shore Fd Inc	Registered Investment Company	—	3,057
	Spartan 500 Index Fid Advantage Class	Registered Investment Company	—	82,236
	Spartan Market Index	Registered Investment Company	—	27,398
	Spartan Total Market Index	Registered Investment Company	—	34,039
	Spdr Gold Tr Gold Shs	Registered Investment Company	—	236,726
	Spdr Index Shs Fds Dj Wilshire Glob Real Estate	Registered Investment Company	—	19,278
	Spdr Index Shs Fds Dj Wilshire Intl Real Estate	Registered Investment Company	—	12,333
	Spdr Ser Tr Dj Wilshire Large Growth Etf	Registered Investment Company	—	4,926
	Spdr Ser Tr Dj Wilshire Mid Cap Growth Etf	Registered Investment Company	—	5,922
	Spdr Ser Tr Dj Wilshire Reit Etf	Registered Investment Company	—	25,722
	Spdr Ser Tr Kbw Ins Etf	Registered Investment Company	—	4,266
	Spdr Ser Tr S&P Pharmaceuticals Etf	Registered Investment Company	—	5,864
	Spdr Ser Tr S&P Semiconductor Etf	Registered Investment Company	—	4,760
*	SSgA Emerging Markets	Registered Investment Company	—	47,848
*	SSgA International Stock Selection	Registered Investment Company	—	6,695
*	SSgA Life Solutions Growth Fund	Registered Investment Company	—	9,519
	T Rowe Price Cap Appreciation	Registered Investment Company	—	149,096
	T Rowe Price Corporate Income	Registered Investment Company	—	92,746
	T Rowe Price Emerg Euro & Mediterranean	Registered Investment Company	—	45,905
	T Rowe Price Emerging Mkts Stock	Registered Investment Company	—	70,422
	T Rowe Price Equity Income	Registered Investment Company	—	11,620
	T Rowe Price Growth Stock	Registered Investment Company	—	33,499
	T Rowe Price Growth Stock Advisor Cl	Registered Investment Company	—	2,333
	T Rowe Price Health Sciences	Registered Investment Company	—	22,032
	T Rowe Price International Bond	Registered Investment Company	—	4
	T Rowe Price Intl Discovery Fund	Registered Investment Company	—	64,075
	T Rowe Price Int'l Emerging Market Bond	Registered Investment Company	—	6,180

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

T Rowe Price Int'l Japan	Registered Investment Company	—	1,662
T Rowe Price Latin America Fund	Registered Investment Company	—	19,061
T Rowe Price Media & Telecommunications	Registered Investment Company	—	2,208
T Rowe Price Mid Cap Growth	Registered Investment Company	—	9,443
T Rowe Price Mid Cap Value	Registered Investment Company	—	48,385
T Rowe Price New Asia	Registered Investment Company	—	22,942
T Rowe Price New Era	Registered Investment Company	—	14,518
T Rowe Price New Horizons Fd Inc	Registered Investment Company	—	7
T Rowe Price Ret 2040 Fd	Registered Investment Company	—	3,931
T Rowe Price Ret. 2030 Fd	Registered Investment company	—	5,106
T Rowe Price Retirement 2025 Fd	Registered Investment Company	—	3,552
T Rowe Price Rtmt 2015 Advisor Class	Registered Investment Company	—	18,691
T Rowe Price Rtmt 2025 Fund Adv Shrs	Registered Investment Company	—	19,071
T Rowe Price Rtmt Fund 2040 Adv Shrs	Registered Investment Company	—	3,978
T Rowe Price Small Cap Value Fund	Registered Investment Company	—	804
Target Moderate Allocation Cl C N/C	Registered Investment Company	—	14,296
Target Retirement 2010 Fd	Registered Investment Company	—	6,911,221
Target Retirement 2015 Fd	Registered Investment Company	—	10,681,827
Target Retirement 2020 Fd	Registered Investment Company	—	13,313,127
Target Retirement 2025 Fd	Registered Investment Company	—	13,300,565
Target Retirement 2030 Fd	Registered Investment Company	—	14,539,872
Target Retirement 2035 Fd	Registered Investment Company	—	13,987,316
Target Retirement 2040 Fd	Registered Investment Company	—	10,592,917
Target Retirement 2045 Fd	Registered Investment Company	—	9,488,669
Target Retirement 2050 Fd	Registered Investment Company	—	7,789,096
Target Retirement Income Fd	Registered Investment Company	—	6,848,151
TCW Total Return Bond Class I	Registered Investment Company	—	45,787
Templeton Developing Markets Advisor Cl	Registered Investment Company	—	21,919
Templeton Emerging Mrtks Small Cap A	Registered Investment Company	—	5,179
The Contrarian Fund N/C	Registered Investment Company	—	17,314
The Delafield Fund	Registered Investment Company	—	2,121
The Osterweis Fund	Registered Investment Company	—	16,004
The Osterweis Strategic Income Fd	Registered Investment Company	—	13,280
Third Ave Small Cap Value Fd	Registered Investment Company	—	17,907
Third Avenue Intl Value	Registered Investment Company	—	861
Third Avenue Real Estate Value	Registered Investment Company	—	6,021
Third Avenue Value	Registered Investment Company	—	56,360
Thompson Plumb Growth Fund	Registered Investment Company	—	234
Timothy Plan Conserv Growth Cl C	Registered Investment Company	—	17,063
Timothy Plan Fixed Income Class C	Registered Investment Company	—	3,688
Timothy Plan Strateg Ic Growth Cl C	Registered Investment Company	—	8,866
Tocqueville Fund	Registered Investment Company	—	16,008
Tocqueville Gold Fund	Registered Investment Company	—	127,593
Touchstone Small Cap Value Opport Cl Z	Registered Investment Company	—	7,317
Tweedy Brown Global Value Fund	Registered Investment Company	—	79,686
Undiscovered Mgrs Behavior Value Instl	Registered Investment Company	—	11,501
United Sts Nat Gas Fd Lp Unit	Registered Investment Company	—	131,040
United Sts Oil Fd Lp Units	Registered Investment Company	—	196,400
US Global Region East European	Registered Investment Company	—	11,681

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

US Global Resources	Registered Investment Company	—	11,695
US World Precious Minerals	Registered Investment Company	—	869
Value Line Small Cap Growth	Registered Investment Company	—	20,798
Van Eck Global Hard Assets Class C	Registered Investment Company	—	8,535
Van Kampen Amern Cap Sr Income Tr	Registered Investment Company	—	10,539
Van Kampen Equity And Income Class C	Registered Investment Company	—	15,409
Vangaurd Mid Cap Value Index Fd	Registered Investment Company	—	4,879
Vanguard Balanced Index	Registered Investment Company	—	5,579
Vanguard Capital Value	Registered Investment Company	—	25,675
Vanguard Developed Mrkts Index Inv	Registered Investment Company	—	14,841
Vanguard Diversified Equity Fd Inv Cl Shs	Registered Investment Company	—	81,895
Vanguard Emerging Mkts Vipers	Registered Investment Company	—	32,800
Vanguard Equity Income	Registered Investment Company	—	7,921
Vanguard Extended Market Index Trust	Registered Investment Company	—	3,245
Vanguard Fixed Inc High Yield Corp	Registered Investment Company	—	4,775
Vanguard Global Equity	Registered Investment Company	—	35,785
Vanguard GNMA	Registered Investment Company	—	1,287
Vanguard Growth Index	Registered Investment Company	—	5,657
Vanguard Index Fds Mid-Cap Grow. Ind. Viper	Registered Investment Company	—	4,849
Vanguard Index Fds Vanguard Growth Vipers	Registered Investment Company	—	7,959
Vanguard Index Trust S&P 500 Port	Registered Investment Company	—	224,062
Vanguard Index Trust Small Cap Growth	Registered Investment Company	—	40,293
Vanguard Inflation Protected Secs	Registered Investment Company	—	33,598
Vanguard Intermed Trm Invst Gr Invest	Registered Investment Company	—	87,453
Vanguard Internatl Value Portfolio	Registered Investment Company	—	1,852
Vanguard Inter-Term Bond Index Port	Registered Investment Company	—	61,972
Vanguard Intl Equityeuropean	Registered Investment Company	—	71,238
Vanguard Intl Equitypacific	Registered Investment Company	—	58,085
Vanguard Long Term US Treasury	Registered Investment Company	—	11,831
Vanguard Mid Cap Index	Registered Investment Company	—	133,481
Vanguard Mid-Cap Growth Fund	Registered Investment Company	—	5,532
Vanguard Muni Bond Intermediate Tm Port	Registered Investment Company	—	1,191
Vanguard Sector Index Fds Consumer Staples	Registered Investment Company	—	1,348
Vanguard Sector Index Fds Energy	Registered Investment Company	—	20,009
Vanguard Sector Index Fds Information Tech	Registered Investment Company	—	10,974
Vanguard Short Term Bond Index	Registered Investment Company	—	155,430
Vanguard Small Cap Stock Index Trust	Registered Investment Company	—	54,909
Vanguard Specialized Energy Port	Registered Investment Company	—	166,406
Vanguard Specialized Reit Index Fund	Registered Investment Company	—	73,485
Vanguard Strategic Equity	Registered Investment Company	—	8,281
Vanguard Target Ret 2025 Fd Investor Cl	Registered Investment Company	—	171,896
Vanguard Target Ret 2035 Fd Investor Cl	Registered Investment Company	—	103,080
Vanguard Target Retirement 2040 Fd	Registered Investment Company	—	3,932
Vanguard Total Intl Stock Index Fund	Registered Investment Company	—	30,446
Vanguard Total Stock Market	Registered Investment Company	—	16,550
Vanguard Utilities Income	Registered Investment Company	—	31,763
Vanguard Value Index	Registered Investment Company	—	9,255
Vanguard Wellington Fund	Registered Investment Company	—	54,898
Vanguard Whitehall Fds High Div. Yield Etf Shs	Registered Investment Company	—	23,940

Baxter International Inc. and Subsidiaries
Incentive Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 36-0781620 and Plan Number 023	Schedule I
December 31, 2009

Vanguard Windsor Ii	Registered Investment Company	—	64,240
Vanguard Windsor Ii Admiral	Registered Investment Company	—	112,789
Wasatch Micro-Cap Value Fund	Registered Investment Company	—	151,186
Wasatch Small Cap Value	Registered Investment Company	—	25,725
Weitz Partners Value	Registered Investment Company	—	29,951
Wells Fargo Asia Pacific Fd- Investor	Registered Investment Company	—	12,667
Wells Fargo C&B Mid Cap Value Fd Cl D N/C	Registered Investment Company	—	113
Western Asset Claymore Inf. Securities & Inc. Fd	Registered Investment Company	—	8,093
Western Asset Inflation Mgmt Fd Inc Com	Registered Investment Company	—	7,565
William Blair Int'l Growth Fund	Registered Investment Company	—	4,781
William Blair Small Cap Growth Class N	Registered Investment Company	—	22,668
Wisdomtree Tr Chinese Yuan Fd	Registered Investment Company	—	3,783
Wisdomtree Tr Defa High Yielding Equity Fd	Registered Investment Company	—	6,526
Yacktman Fund	Registered Investment Company	—	30,107

Registered Investment Companies			$121,035,667

* Participant Loans	Interest rates range from 4.25% to 10.59%		$35,784,824

Collateral Held On Loaned Securities
* Quality D Short-Term Investment Fund	Short-Term Investment Fund		$220,811,947

Total Investments			$1,883,119,217

*	Party-in-interest

**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.

(1)	Cost information not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES INCENTIVE INVESTMENT PLAN
Date: June 25, 2010	By:	/s/ Robert M. Davis
Robert M. Davis
Member of the Administrative Committee